Exhibit 99.1

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2014

March 17, 2015

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

INTRODUCTORY NOTES	3
Cautionary Note Regarding Forward-Looking Information	3
Currency Presentation	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Public Offerings	4
Credit Facility	5
Mineral Interests	5
Consolidation of Common Shares	10
Listing on the NYSE MKT LLC	10
Listing on the Toronto Stock Exchange	11
Acquisition of 100% Interest in Premier Royalty	11
Acquisition of 100% Interest in Sandstorm Metals	12
Partnership with Franco-Nevada on the Karma Project, West Africa	13
Normal Course Issuer Bid	14
DESCRIPTION OF THE BUSINESS	14
Principal Product	15
Competitive Conditions	17
Operations	17
Risk Factors	18
Risks Relating to the Company	18
Risks Relating to the Mining Operations	22
TECHNICAL INFORMATION	28
CIM Standards Definitions	28
Aurizona Mine, Brazil	34
Santa Elena Mine, Sonora, Mexico	47
Black Fox Mine, Canada	57
Bachelor Lake Mine, Canada	74
DIVIDENDS	85
DESCRIPTION OF CAPITAL STRUCTURE	86
Trading Price and Volume	86
Common Shares	86
Warrants	87
DIRECTORS AND OFFICERS	89
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	91
Conflicts of Interest	92
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	92
TRANSFER AGENT AND REGISTRAR	92
MATERIAL CONTRACTS	92
INTERESTS OF EXPERTS	93
Qualified Persons Under NI 43-101	93
Auditors	93

AUDIT COMMITTEE	93
Relevant Education and Experience	94
Reliance on Certain Exemptions	94
Pre-Approval Policies and Procedures	94
External Auditor Service Fees	95
ADDITIONAL INFORMATION	95
SCHEDULE “A”	A1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This annual information form (“AIF”) contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this AIF includes, among other things, disclosure regarding: Sandstorm Gold’s existing ten gold streams plus its 46 royalties as well as its future outlook and the mineral reserve and mineral resource estimates for the Aurizona Mine, Santa Elena Mine, Black Fox Mine and the Bachelor Lake Mine (as defined below). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Currency Presentation

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has four principal wholly-owned subsidiaries, Sandstorm Gold Bank Limited, incorporated under the laws of Barbados, Sandstorm Gold (Canada) Ltd., incorporated under the laws of the Province of British Columbia, Premier Royalty Inc. (“Premier Royalty”), incorporated under the laws of the Province of Ontario and Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”), incorporated under the laws of the Province of British Columbia.

GENERAL DEVELOPMENT OF THE BUSINESS

Public Offerings

On April 23, 2009, the Company completed a public offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of approximately C$46.8 million (the “April 2009 Offering”). The gross proceeds from the April 2009 Offering were held in escrow until May 15, 2009, and were released upon completion of the transactions with each of Luna (as defined below) and SilverCrest (as defined below) as described below. On May 22, 2009, each subscription receipt was automatically exercised, without payment of additional consideration, into one common share (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “2009 Warrant”). As adjusted to reflect the 5:1 consolidation of the Company’s Common Shares described below, each five 2009 Warrants entitled the holder to acquire one Common Share at a price of $3.00 until April 23, 2014 (these warrants have now expired). A portion of the net proceeds from the April 2009 Offering were used to fund the Luna and SilverCrest transactions described below as well as a transaction with Santa Fe Gold Corp. with respect to its Summit Mine in the United States. The remaining net proceeds were used for general corporate and working capital purposes.

On October 14, 2009, the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit for gross proceeds of C$36.8 million (the “October 2009 Offering”). Each unit was comprised of one Common Share and one-half of one 2009 Warrant. A portion of the net proceeds from the October 2009 Offering were used to fund the Rambler (as defined below) transaction described below. The remaining net proceeds were used by the Company for the acquisition of gold and other precious metals purchase agreements (“Gold Streams”) from Metanor (as defined below) and Rambler (as defined below).

On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million (the “October 2010 Offering”). Each unit was comprised of one Common Share and one-quarter of one common share purchase warrant (each whole common share purchase warrant, a “2010 Warrant”). As adjusted to reflect the 5:1 consolidation of the Company’s Common Shares described below, each five 2010 Warrants entitle the holder to purchase one Common Share at a price of $5.00 until October 19, 2015. A portion of the net proceeds were used to fund the Brigus (as defined below) and Metanor transactions described below. The remaining net proceeds were used for general corporate and working capital purposes.

On September 7, 2012, the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit for gross proceeds of approximately C$150.1 million (the “September 2012 Offering”). Each unit was comprised of one Common Share and one-third of one common share purchase warrant (each whole common share purchase warrant, a “2012 Warrant”). Each 2012 Warrant entitles the holder to purchase one Common Share at a price of $14.00 until September 7, 2017.

The net proceeds from the September 2012 Offering have been and continue to be used to finance the acquisition of Gold Streams and royalties, including the Mutiny (as defined below) Gold Stream described below, and for working capital purposes.

Credit Facility

On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan”). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company.

On February 7, 2013 (as amended July 17, 2014), the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company is permitted to borrow thereunder to up to $100.0 million (the “Amended Revolving Loan”). The Amended Revolving Loan has a term of five years (from July 17, 2014), which is extendable by mutual consent of The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and the Company. The Amended Revolving Loan will continue to be used for the acquisition of Gold Streams. The amounts drawn on the Amended Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Amended Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio. At December 31, 2014, the Company had not drawn down on the Amended Revolving Loan and the full balance remained and continues to remain available.

Mineral Interests

Aurizona Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Aurizona Gold Stream”) with Luna Gold Corp. (“Luna”) to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), for $17.8 million and 5,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price per ounce of gold.

On September 19, 2012, the Company agreed to contribute up to $10.0 million in capital towards the Phase 1 expansion (the “Phase 1 Expansion”) at the Aurizona Mine. The Company’s contribution towards the Phase 1 Expansion will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. As at December 31, 2013, the Company had remitted $4.9 million to Luna in connection with the Phase 1 Expansion. Luna agreed to complete the Phase 1 Expansion by not later than June 15, 2014, however, due to the state of the gold and capital markets in 2014 and their effect on Luna and its activities, completion of the Phase I Expansion has been delayed indefinitely.

In addition, in September of 2013, pursuant to a $20.0 million non revolving loan facility (the “Luna Facility”), the Company advanced $10.0 million to Luna, which was to be used solely to fund the Phase 1 Expansion and associated exploration costs. In April of 2014, the Company provided the remaining available $10.0 million to Luna under the Luna Facility (collectively, the “Loan”) for use by Luna in connection with its planned brownfield exploration program at the Aurizona Mine. The Loan bears interest at a rate of 12% per annum (subject to certain conditions) and is due and payable on June 30, 2017. Under the terms of the Luna Facility, Luna has an interest free period of up to 16 months on the portion of the Luna Facility which funds brownfield exploration. Also, under certain circumstances, the Loan and all accrued and unpaid interest may, at the option of the Company, be exchanged for common shares of Luna at an exchange price equal to the volume weighted average closing price of Luna’s common shares on the Toronto Stock Exchange over the five trading days immediately prior to the exchange date.

In August 2014, the Company purchased 19.5 million common shares of Luna (“LGC Shares”), at a price of C$1.02 per LGC Share, for proceeds to Luna of C$19,890,000. Upon completion of this acquisition, the LGC Shares held by the Company represented approximately 19.82% of Luna’s issued and outstanding common shares. The LGC Share purchase agreement entered into by the Company provides that, as long as the Company owns greater than 15% of Luna’s issued and outstanding common shares, the Company has the right to maintain its ownership percentage in Luna through future private placements or public offerings conducted by Luna. In addition, the Company has the right to appoint one member to Luna’s Board of Directors and David Awram (a director of and the Company’s Senior Executive Vice President) was appointed to Luna’s Board of Directors in August 2014.

If Luna decides to develop an underground mine on the Aurizona property (the “Aurizona Underground Mine”), the Company has the right to purchase 17% of the gold from the underground mine at a per ounce price equal to the lesser of $500 (subject to a 1% annual inflationary adjustment beginning three years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price per ounce of gold. If Sandstorm Gold elects to exercise its right to purchase gold from the Aurizona Underground Mine, Sandstorm Gold will be required to pay 17% of the capital expenditures incurred to determine the economic viability and to construct the mine.

In November 2014, Luna announced that, given the state of the gold and capital markets, the availability of necessary financing to address these challenges being limited, and the constraints imposed by time requirements, that these challenges required a revision in Luna’s strategic plan and Luna’s Board approved certain strategies to address their operational challenges. In February 2015, Luna reported that they were suspending mining operations indefinitely at Aurizona and that the plant would continue to process their ore stockpile for the next four to five months. In addition, Luna reported that it was not in compliance with its senior secured debt.

The Company and Luna are continuing discussions concerning the potential re-structuring of the Aurizona Gold Stream, however, there can be no assurance that a suitable re-structuring of the Aurizona Gold Stream can be achieved.

For further details regarding the Aurizona Mine, see “Technical Information – Aurizona Mine, Brazil” below.

Santa Elena Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Santa Elena Gold Stream”) with SilverCrest Mines Inc. (“SilverCrest”) to purchase 20% of the life of mine gold produced from SilverCrest’s Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for $12.0 million and 3,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $350 (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) and the then prevailing market price per ounce of gold.

SilverCrest is also developing an underground mine on the Santa Elena property (the “Santa Elena Underground Mine”) and the Company had the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. In February 2014, Sandstorm Gold elected to exercise its right to purchase gold from the Santa Elena Underground Mine. For consideration, the Company made a $10.0 million payment to SilverCrest and will continue to make per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to the Company (inclusive of the ounces already received from the open-pit production), at which time the ongoing per ounce payments will increase to $450.

For further details regarding the Santa Elena Mine, see “Technical Information – Santa Elena Mine, Mexico” below.

Ming Gold Stream

On March 4, 2010, the Company entered into an agreement (as amended) (the “Ming Gold Stream”) to purchase approximately 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located on the Baie Verte Peninsula in Newfoundland, Canada (the “Ming Mine”). For consideration, the Company paid $7.0 million in 2010 and $13.0 million in 2011 for a total of $20.0 million in upfront payments. There are not ongoing per ounce payments required by the Company in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that the Company is entitled to purchase will be increased proportionately.

Black Fox Gold Stream

On November 9, 2010, the Company entered into an agreement (the “Black Fox Gold Stream”) with Brigus to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), for $56.3 million in upfront payments plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum – the per ounce payments are currently $518) and the then prevailing market price per ounce of gold.

Brigus had the option (the “Repurchase Option”), until January 1, 2013, to repurchase 50% of the gold to be purchased under the Black Fox Gold Stream by making a $36.6 million payment to the Company. In November 2012, Brigus partially exercised the Repurchase Option and paid the Company $24,396,668 which reduced the percentage of gold to be purchased by the Company from the Black Fox Mine to 8%.

The Company also had the right to purchase, by remitting the per ounce payments (described above), 10% of the gold produced from an area defined under the Black Fox Gold Stream as the “Black Fox Extension”, covering a portion of Brigus’ Pike River property. As a result of the partial exercise of the Repurchase Option by Brigus, the Company’s right to purchase 10% of the gold produced from the Black Fox Extension has been reduced to 6.3%.

NOTE: Effective March 6, 2014, Primero Mining Corp. (TSX:P; NYSE:PPP) acquired all of the issued and outstanding shares of Brigus by way of plan of arrangement under the Canada Business Corporations Act, however, the Company’s rights under the Black Fox Gold Stream remain intact.

For further details regarding the Black Fox Mine, see “Technical Information – Black Fox Mine, Canada” below.

Bachelor Lake Gold Stream

On January 17, 2011, the Company entered into an agreement (the “Bachelor Lake Gold Stream”) with Metanor to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake Gold project located outside of Val d’Or, Quebec (the “Bachelor Lake Mine”), for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold.

Metanor has provided a guarantee that the Company will receive a minimum of $1.0 million in pre-tax cash flow in 2012 (which has been met); $5.5 million in pre-tax cash flow in 2013 (which has been met), 2014 (which has been met), and 2015; and $2.5 million in pre-tax cash flow in 2016.

For further details regarding the Bachelor Lake Mine, see “Technical Information – Bachelor Lake Mine, Canada” below.

Bracemac-McLeod Gold Stream

On July 12, 2011, the Company entered into an agreement (as amended) (the “Donner Gold Stream”) with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals to purchase 24.5% of the life of mine gold produced from the Bracemac-McLeod development project (the “Bracemac-McLeod Mine”). For consideration, the Company made an upfront payment of $5.0 million in June 2012 and an upfront payment of $3.0 million in November 2012 and makes ongoing per ounce payments equal to the lesser of $350 per ounce of gold or gold equivalent and the then prevailing market price of gold. During this same period, Sandstorm Metals had entered into a commodity stream with Donner pursuant to which Sandstorm Metals agreed to purchase 24.5% of the gross amount of copper in the concentrate produced from the Bracemac-McLeod Mine (the “Donner Copper Stream”).

Donner held a 35% participating interest in the Bracemac-McLeod Mine but, during the summer of 2013, Donner announced their inability to meet the cash calls under their operating agreement with the owner/operator of the project, Glencore Xstrata plc (“Glencore”). Accordingly, on August 30, 2013, Glencore granted Sandstorm Metals a 3.0% net smelter return royalty on 100% of the production from the Bracemac-McLeod Mine, which was split between Sandstorm Metals and the Company based on the respective funds contributed to Donner, resulting in Sandstorm Metals receiving 80% of the proceeds from the 3.0% net smelter return royalty (equivalent to a 2.4% net smelter return royalty) (the “Glencore Royalty”) and the Company receiving 20% of the proceeds from the 3.0% net smelter return royalty (equivalent to a 0.6% net smelter return royalty) and Sandstorm Metals and the Company relinquished their respective Donner Copper and Gold Streams on Bracemac-McLeod. As a result of the Company’s completion of its acquisition of 100% of the issued and outstanding common shares of Sandstorm Metals in May 2014 (the “SND Acquisition”), the 2.4% net smelter return royalty granted by Glencore to Sandstorm Metals on the Bracemac-McLeod Mine has been added to the Company’s royalty portfolio (see below under “Acquisition of 100% Interest in Sandstorm Metals”).

Mutiny Gold Stream

On December 5, 2012, the Company entered into an agreement (the “Mutiny Gold Stream”) with Mutiny Gold Ltd. (“Mutiny”) and three of its subsidiaries, Deflector Gold Pty Ltd., Gullewa Gold Project Pty Ltd. and Central Infrastructure Pty Ltd. to purchase, for a period of 40 years (which may be extended), an amount equal to 15% of the gold produced from Mutiny’s Deflector project, located in Western Australia (the “Deflector Mine”), for $9.0 million (the “Initial Deposit”). The Company agreed to make a future cash remittance of $29.0 million (the “Second Deposit”) once Mutiny had received final mining permits for the Deflector Mine as well as completing certain funding conditions. In addition, the Company agreed to make ongoing per ounce payments equal to the lesser of $500 per ounce for the gold and the then prevailing market price per ounce of gold (subject to an annual variable inflationary adjustment beginning on the fourth anniversary of the date on which the Second Deposit was made). If the Deflector Mine produced more than 85,000 ounces of gold in a given year, the Company was to make a one time $4.0 million payment to Mutiny.

In August 2013, the Company substantially amended the terms of the Mutiny Gold Stream. Now, under the amended terms, the Company is only obligated to purchase an amount equal to 2.6% of the gold produced from the Deflector Mine in exchange for an upfront payment of $6.0 million. Since the $6.0 million payment was previously remitted to Mutiny by the Company in the form of a loan, there are no additional payments which are required to be made to Mutiny by the Company with respect to the Deflector Mine.

Entrée Metal Credits Agreement

On February 14, 2013, the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (“Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:

(a)	6.77% of the gold, 6.77% of the silver and 0.50% of the copper produced from the Hugo North Extension deposit (Lower Level);

(b)	10.15% of the gold, 10.15% of the silver and 0.75% of the copper produced from the Hugo North Extension deposit (Upper Level);

(c)	5.13% of the gold, 5.13% of the silver and 0.50% of the copper produced from the Heruga Deposit (Lower Level); and

(d)	7.70% of the gold, 7.70% of the silver and 0.75% of the copper produced from the Heruga Deposit (Upper Level);

(all of which are subject to adjustment upon the occurrence of certain stated events). The above-mentioned deposits are all located in the South Gobi desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”), for $40.0 million. In addition, the Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”).

The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper. The Subsequent Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the first anniversary of the date upon which the fixed prices which the Company pays for the gold, silver and copper are adjusted from the Initial Fixed Prices to the Subsequent Fixed Prices.

The Entrée Metal Credits Agreement does not require the delivery of physical metal and Entrée may use future cash flows from any of its mineral property interests to deliver metal credits to the Company to fulfill its requirements under the Entrée Metal Credits Agreement. In addition, Entrée has provided the Company with a right of first refusal on any future production–based funding agreements on Entrée’s share of production from the Entrée JV Project.

Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals whereby Sandstorm Metals purchased the copper portion of the Entrée Metal Credits Agreement (the “Copper Agreement”) from the Company in exchange for issuing $5.0 million in common shares of Sandstorm Metals to the Company. Upon receiving acceptance from the TSX Venture Exchange (the “TSXV”), Sandstorm Metals issued 1,113,333 (post-consolidation) common shares to the Company at a post-consolidation price of C$4.50 per share. As a result of the SND Acquisition, Sandstorm Metals’ interest in the Entrée JV Project under the Copper Agreement has been added to the Company’s asset portfolio (see below under “Acquisition of 100% Interest in Sandstorm Metals”).

The Hugo North Extension is one of the world’s richest porphyry copper-gold deposits and the Heruga Deposit is a copper-gold-molybdenum porphyry deposit. Both are located in the South Gobi desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and the Heruga Deposit are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (now known as Turquoise Hill Resources Ltd.) and the Government of Mongolia, and its project manager Rio Tinto plc. Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.

Entrée Private Placement

In March 2013, the Company purchased 17,857,142 common shares of Entrée (the “Entrée Shares”) at a price of C$0.56 per Entrée Share, for gross proceeds to Entrée of C$10.0 million (the “Private Placement”). Following completion of the Private Placement and before taking into account any exercise by Rio Tinto International Holding Limited of its pre-emptive rights (which, to date, have not been exercised by Rio Tinto), the Company owns approximately 12% of the issued and outstanding common shares of Entrée.

Solitario Royalty

On June 11, 2012, the Company entered into agreements (the “Solitario Royalty”) with Solitario Exploration & Royalty Corp. (“Solitario”) and Mt. Hamilton LLC (“Mt. Hamilton”) pursuant to which it purchased, in perpetuity, a 2.4% net smelter return royalty (the “Mt. Hamilton NSR”) on the Mt. Hamilton gold project, located in White Pine County, Nevada, USA (the “Mt. Hamilton Project”) for $10.0 million (of which $6.0 million was paid in fiscal 2012 and the remaining $4.0 million was paid in 2013). The Mt. Hamilton Project is held by Mt. Hamilton which is 80% owned by Solitario and 20% owned by Ely Gold & Minerals Inc.

The Company has received a guarantee from Mt. Hamilton that the Company will receive minimum before tax cash flow of $10.0 million by December 21, 2022. In addition, Mt. Hamilton has provided the Company with a right of first refusal on any future royalty or metals stream financing for the Mt. Hamilton Project.

Canadian Zinc Royalty

On May 31, 2013, Sandstorm Metals entered into an agreement (the “Canadian Zinc Royalty”) with Canadian Zinc Corporation (“Canadian Zinc”) pursuant to which it purchased, in perpetuity, a 1.2% NSR on Canadian Zinc’s Prairie Creek zinc-silver-lead project in the Northwest Territories, Canada (“Prairie Creek Project”) (the “Prairie Creek NSR”) for $6.8 million for the base metals portion (zinc/lead) and $3.2 million for the silver portion, for an aggregate of $10.0 million. Concurrently, Sandstorm Metals entered into a similar back-to-back agreement with the Company to sell all of the silver purchased from Canadian Zinc to the Company in return for the Company remitting the $3.2 million portion of the upfront payment. Canadian Zinc provided Sandstorm Metals with a right of first refusal on any future royalty or metals stream financing for the Prairie Creek Project. Sandstorm Metals also provided Canadian Zinc with a 30 month buy back option entitling Canadian Zinc to repurchase 100% of the Prairie Creek NSR at face value provided that Canadian Zinc enters into a metal stream agreement with Sandstorm Metals having an upfront deposit of greater than $90.0 million. As a result of the SND Acquisition, Sandstorm Metals’ zinc-lead interest in the Prairie Creek NSR has been added to the Company’s royalty portfolio (see below under “Acquisition of 100% Interest in Sandstorm Metals”).

Consolidation of Common Shares

On May 9, 2012, the Common Shares were consolidated on a 5:1 basis.

For clarification, only the Common Shares were consolidated. The 2009 Warrants and the 2010 Warrants were not consolidated, but their exercise terms were adjusted in accordance with the provisions contained in their respective warrant indentures. Supplemental warrant indentures describing these adjustments are filed on SEDAR at www.sedar.com.

Listing on the NYSE MKT LLC

On August 20, 2012, the Common Shares commenced trading on the NYSE MKT LLC (“NYSE MKT”) under the symbol “SAND”.

None of the Company’s publicly traded warrants are or were listed on the NYSE MKT.

Listing on the Toronto Stock Exchange

On November 23, 2012, the Common Shares and the Company’s three series of publicly traded warrants (namely the 2009 Warrants, the 2010 Warrants and the 2012 Warrants) commenced trading on the Toronto Stock Exchange (“TSX”) and were delisted from trading on the TSXV. The 2009 Warrants subsequently expired on April 23, 2014 in accordance with their terms.

Acquisition of 100% Interest in Premier Royalty

The Acquisition

In 2013, the Company acquired 100% of the issued and outstanding common shares of Premier Royalty.

Through a series of transactions conducted in January 2013, the Company acquired an aggregate of 46,678,221 common shares and 6,965,676 warrants of Premier Royalty. The 46,678,221 common shares of Premier Royalty owned by the Company at that time represented approximately 59.9% of Premier Royalty’s issued and outstanding shares and the Company SEDAR filed a Form 51-102F4, Business Acquisition Report, under National Instrument 51-102, in respect of these initial transactions.

Subsequently, on August 14, 2013, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Premier Royalty pursuant to which the Company would acquire 100% of the issued and outstanding common shares of Premier Royalty (“Premier Shares”) on the basis of 0.145 of a fully paid and non-assessable common share of the Company (the “Consideration Shares”) for each outstanding Premier Share (other than the 46,678,221 Premier Shares already owned by the Company), by way of a court-approved statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Premier Arrangement”). On October 4, 2013, the Company completed the Premier Arrangement and acquired an additional 31,849,015 common shares of Premier Royalty by issuing an aggregate of 4,618,109 Consideration Shares to the shareholders of Premier Royalty.

In accordance with the terms of outstanding warrants to acquire Premier Royalty shares (each, a “Premier Royalty Warrant”), each holder of a Premier Royalty Warrant outstanding immediately prior to the effective time of the Premier Arrangement will receive, on subsequent exercise of such holder’s Premier Royalty Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.145 of a Common Share of the Company. Also, in accordance with the terms of outstanding stock options to acquire Premier Royalty shares (each, a “Premier Royalty Option”), each holder of a Premier Royalty Option outstanding immediately prior to the effective time of the Premier Arrangement will receive, on subsequent exercise of such holder’s Premier Royalty Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.145 of a Common Share of the Company.

There are currently an aggregate of 13,979,716 Premier Royalty Warrants outstanding (of which 5,508,176 are held by the Company and therefore will likely not be exercised) which are exercisable into an aggregate of 2,027,059 Common Shares of the Company at a post-Premier Arrangement price per Common Share ranging from approximately C$13.79 – C$17.24. All of the outstanding Premier Royalty Warrants are unlisted.

During the year ended December 31, 2014, there were an additional 1,632,750 Premier Royalty Warrants outstanding which were exercisable at a post-Premier Arrangement price per Common Share of C$13.79 until October 7, 2014. These 1,632,750 Premier Royalty Warrants were listed on the TSX under the symbol SSL.WT.C (the “Listed Premier Warrants”) and they expired in accordance with their terms on October 7, 2014.

There are an aggregate of 2,873,333 Premier Royalty Options outstanding which are exercisable into an aggregate of 416,633 Common Shares of the Company at a post-Premier Arrangement price per Common Share ranging from approximately C$10.62 – C$16.345.

Business of Premier Royalty

Premier Royalty is a public company whose common shares, until October 9, 2013, were listed for trading on the TSX. Premier Royalty was in the business of acquiring royalty interests in mineral properties that are advanced staged development projects or operating mines. Premier Royalty does not conduct mining operations, nor is it required to contribute to capital costs, exploration costs, environmental costs or other mining costs on the properties in which it holds royalty interests.

As a result of obtaining 100% of Premier Royalty’s common shares, the Company added a number of quality royalty assets to its portfolio along with over $30.0 million in cash.

Three of Premier’s (and thus, the Company’s) operating royalty interests are:

Gualcamayo Royalty - a 1.0% net smelter return royalty on the Gualcamayo open pit, heap leach gold mine which is located in San Juan province, Argentina and is owned and operated by Yamana Gold Inc.

Emigrant Springs Royalty - a 1.5% net smelter return royalty on the Emigrant Springs open pit, heap leach gold mine which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp.

Mine Waste Solutions Royalty - a 1.0% net smelter return royalty on the gold produced from Mine Waste Solutions gold and uranium tailings recovery operation which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd.

Acquisition of 100% Interest in Sandstorm Metals

The Acquisition

On April 21, 2014, the Company announced that it had entered into an arrangement agreement with Sandstorm Metals pursuant to which the Company agreed to acquire 100% of the issued and outstanding common shares of Sandstorm Metals, other than the Sandstorm Metals common shares already owned by Sandstorm Gold, by way of a statutory plan of arrangement (the “SND Arrangement”) under the Business Corporations Act (British Columbia). Sandstorm Gold agreed to issue to each holder of a Sandstorm Metals common share 0.178 of a Common Share and C$0.35 to be paid in cash (together, with the fractional Common Share, the “Consideration”). On May 29, 2014, the Company completed the SND Arrangement and acquired an additional 32,012,603 common shares of Sandstorm Metals by issuing Consideration consisting of an aggregate of 5,698,216 Common Shares and C$11,204,411.05 in cash to the shareholders of Sandstorm Metals. In connection with the SND Arrangement, the common shares of Sandstorm Metals were delisted from the TSX Venture Exchange (TSXV:SND) on May 30, 2014 and the applicable securities regulatory authorities granted Sandstorm Metals non-reporting issuer status under Canadian securities law effective June 26, 2014. The Company SEDAR filed a Form 51-102F4, Business Acquisition Report, under National Instrument 51-102 in respect of the SND Arrangement.

Business of Sandstorm Metals

Sandstorm Metals was a non-operating commodity streaming company which generated 100% of its operating revenue from the sale of base metals and from receipt of payments under its royalty agreements. The acquisition of Sandstorm Metals by the Company provided the Company with approximately $4.0 million of annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets and cash.

Three of Sandstorm Metals’ (and thus, the Company’s) royalty and other interests are:

Glencore Royalty - a 2.4% net smelter return royalty on the Bracemac-McLeod Mine.

Canadian Zinc Royalty - a 1.2% net smelter return royalty on the zinc/lead produced from Canadian Zinc Corporation’s zinc-silver-lead project in the Northwest Territories, Canada (the “Prairie Creek Project”). The Company already had a 1.2% net smelter return royalty for the silver produced from the Prairie Creek Project.

Entrée Copper Metal Credits Agreement – Sandstorm Metals’ rights under their Copper Agreement with respect to copper production from the Entrée JV Project.

Partnership with Franco-Nevada on the Karma Project, West Africa

On August 11, 2014, the Company partnered with Franco-Nevada Corporation (“Franco-Nevada”) (TSX/NYSE:FNV) by entering into a $120.0 million gold stream agreement (the “True Gold Stream”) with True Gold Mining Inc. (“True Gold”) (TSXV:TGM) with respect to its Karma Project located in Burkina Faso, West Africa (“Karma Project”). In exchange for an initial $100.0 million in funding, True Gold is obligated to deliver 100,000 ounces of gold over five years (commencing March 31, 2016) (the “Delivery Period”). Thereafter, True Gold will deliver an amount of refined gold equal to 6.5% of the equivalent production at the Karma Project for the life of the mine (the “Additional Period”).

In addition, the Company and Franco-Nevada have provided True Gold with an 18 month option to increase funding by up to $20.0 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling up to 30,000 ounces of gold, based on the pro-rata portion of the amount drawn thereunder, commencing 18 months from when the first tranche under the Increase Option is taken down.

The True Gold Stream is being syndicated between Franco-Nevada and the Company (the “Syndicate”), with Franco-Nevada providing 75% of the funding and the Company providing the remaining 25% of the funding. The Company’s 25% syndicate position will result in True Gold delivering 5,000 ounces of gold to the Company each year during the Delivery Period, for a total of 25,000 ounces of gold. During the Additional Period, the Company’s share will be 1.625% of the gold produced at the Karma Project. During each of the Delivery Period and the Additional Period, for each ounce of gold delivered, the Syndicate will make per ounce payments to True Gold equal to 20% of the market spot price for gold.

In September and December of 2014, the Company remitted an aggregate of $14.42 million of the initial $25.0 million which it has committed to True Gold, with the balance expected to be remitted over the course of 2015.

The True Gold Stream covers all of the concessions within the 856 square-kilometre Karma Project and also includes a defined area of interest of 5 kilometres surrounding its borders. True Gold has obtained the necessary construction and mining permits. The Karma Project is anticipated to produce an average of 97,000 ounces of gold over 8.5 years, at direct cash operating costs of $591 per ounce.

The Karma Project is expected to be an open-pit heap leach operation and is located in north-central Burkina Faso, near the city of Ouahigouya, approximately 185 kilometres north-west of Ougadougou, the capital city of Burkina Faso.

In January 2015, True Gold reported that a demonstration at the Karma Project resulted in True Gold temporarily suspending operations in the interest of employee safety and project security. There was some damage to True Gold’s property and assets. True Gold is working closely with all levels of government, including the central government in Burkina Faso, local authorities and representatives from local communities to ensure continued safety and security. In early March 2015, True Gold provided a project update and reported that it was working with its engineering, procurement and construction management contractor for the Karma Project and expects to optimize the project plan and be ten months to first gold pour once construction activities fully resume. As part of its effort to limit capital expenditures until construction resumes, True Gold reported that it had implemented a technical shutdown as prescribed under applicable Burkina Faso labour laws. This allowed True Gold to provide financial assistance to its employees during the shutdown, preserve capital and efficiently restart operations.

Normal Course Issuer Bid

On December 15, 2014, the Company announced that the TSX had accepted the Company’s notice that it intended to proceed with a Canadian Normal Course Issuer Bid (“NCIB”) in accordance with TSX rules. Under the NCIB, the Company may purchase up to 5,882,879 Common Shares, representing 5% of the Company’s issued and outstanding Common Shares of 117,657,587 as of December 11, 2014. Purchases under the NCIB were permitted to commence on December 17, 2014 and will terminate on the earlier of (i) December 16, 2015, (ii) the date that the Company completes its purchases pursuant to the NCIB, or (iii) the date of notice by the Company of termination of the NCIB. All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms (if eligible) and will be made at the market price of the Common Shares at the time of acquisition. These purchases will be funded by the Company’s working capital and any Common Shares acquired by the Company under the NCIB will be cancelled. The Company’s average daily trading volume on the TSX during the six calendar months preceding December 2014 was 307,783 Common Shares. Daily purchases will not exceed 76,945 Common Shares, subject to the Company’s ability to make block purchases under the rules of the TSX. The NCIB provides the Company with the option to purchase its Common Shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

Pursuant to the NCIB, the Company purchased an aggregate of 222,090 Common Shares in December 2014 at an average price of C$3.561 per Common Share (aggregate purchase price: C$791,077.71) and these 220,090 Common Shares were returned to treasury for cancellation on December 31, 2014.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a non-operating gold streaming company which generates its revenue primarily from the sale of gold and other precious metals. The Company is listed on the TSX (symbol: SSL) and the NYSE MKT (symbol: SAND). In addition, the Company’s 2010 Warrants and 2012 Warrants trade on the TSX (symbols: SSL.WT.A and SSL.WT.B, respectively).

Sandstorm Gold currently has a portfolio of ten Gold Streams and 46 net smelter return royalty (“NSR”) agreements, of which 14 of the underlying mines are producing.

Sandstorm Gold seeks to acquire Gold Streams and royalties from companies which have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Gold Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gold Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing and assists other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. Sandstorm Gold plans to grow and diversify its low cost production profile through the acquisition of additional Gold Streams and royalties.

The Company is actively pursuing future growth opportunities, primarily by way of entering into Gold Streams and royalties. There is no assurance, however, that any potential transaction will be successfully completed.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to receive payments pursuant to its NSR royalty agreements.

The following table summarizes the gold and other interests currently owned by the Company (collectively the “Mining Operations”):

Property	Mine Owner	Location of Mine	Attributable Production to be Purchased

Gold Streams:

Aurizona Mine	Luna	Brazil	17%
Santa Elena Mine	SilverCrest	Mexico	20%, including the underground operation
Ming Mine	Rambler	Canada	Approximately 25% of the first 175,000 ounces of gold produced and 12% thereafter
Black Fox Mine	Primero	Canada	8% from the Black Fox Mine plus 6.3% from the Black Fox Extension
Bachelor Lake Mine	Metanor	Canada	20%
Deflector Mine (1)	Mutiny	Australia	2.6%
Hugo North Extension and Heruga deposits (2)	Entrée	Mongolia	Gold and silver by-products: 6.76% on Hugo North Extension and 5.14% on Heruga Copper: 0.5% on Hugo North Extension and Heruga
Summit Mine	Santa Fe Gold Corp.	United States	50% of the first 10,000 ounces of gold produced and 22% thereafter
Karma Project (3)	True Gold	Africa	5,000 ounces of gold per year for the first five years (25,000 ounces) and then 1.625% of the gold production thereafter

Property	Mine Owner	Location of Mine	Attributable Production to be Purchased
Royalty Portfolio:

Producing:
Bracemac-McLeod Mine	Glencore	Canada	3.0% NSR
Gualcamayo Mine	Yamana Gold	Argentina	1.0% NSR
Emigrant Springs Mine	Newmont	United States	1.5% NSR
Mine Waste Solutions	Anglogold Ashanti	Africa	1.0% NSR
San Andres	Aura Minerals	Honduras	1.5% NSR
Thunder Creek	Lake Shore Gold	Canada	1.0% NSR
Bachelor Lake Mine	Metanor	Canada	0.5% NSR
Sao Francisco	Aura Minerals	Brazil	1.5% NSR
Sao Vicente	Aura Minerals	Brazil	1.5% NSR

Non-Producing:
Coringa	Magellan Minerals Ltd.	Brazil	2.5% NSR
Cuiu Cuiu	Magellan Minerals Ltd.	Brazil	1.0% NSR
Ann Mason Deposits	Entrée	United States	0.4% NSR
Mt. Hamilton	Solitario	United States	2.5% NSR
Paul Isnard Project	Columbus Gold Corp.	French Guiana	1.0% NSR
Prairie Creek Project	Canadian Zinc	Canada	1.2% NSR
Bomboré Project	Orezone Gold Corp.	Africa	0.45% - 1.2% NSR
Akorade Project	Castle Peak Mining Ltd.	Africa	1.0% NSR
Serra Pelada Mine	Colossus Minerals Inc.	Brazil	2.0% NSR
Belleview Property	Tarsis Resources Ltd.	United States	0.5% NSR
East Walker Property	Tarsis Resources Ltd.	United States	1.0% NSR
Hot Pot Property	Tarsis Resources Ltd.	United States	0.5% NSR
Horsethief Property	Tarsis Resources Ltd.	United States	1.0% NSR
Fri Gold Property	Tarsis Resources Ltd.	United States	0.5% NSR
Kobeh Property	Tarsis Resources Ltd.	United States	0.5%NSR
Ashby Property	Tarsis Resources Ltd.	United States	1.0% NSR
Columbia Property	Tarsis Resources Ltd.	United States	1.0% NSR
Argosy	Cangold Limited	Canada	0.5% NSR
Newman-Madsen	Sabina Gold	Canada	0.5% NSR
East My-Ritt	Mega Precious Metals	Canada	0.5% NSR
Pickle Crow	PC Gold	Canada	0.5% NSR
Skinner Gold	Sabina Gold	Canada	7.5% Net Profit Interest (4)
Red Ridge	Tone Resources	United States	3.0% NSR
Cerro Prieto	Oroco	Mexico	2.0% NSR
Don Nicholas	Minera IRL	Argentina	$3.00/ounce royalty up to $2.0 million
Rain	Newmont	United States	1.5% NSR
Broulan Reef	Goldcorp	Canada	2.0% NSR
HM Claim Property	Kirkland Lake Gold	Canada	2.0% NSR
Gordon Creek	Gordon Creek Energy	United States	35% at $1.00/mcf
Buffelsfontein	Village Main Reef	Africa	1.0% NSR
Mel	Silver Range Resources	Canada	1.0% NSR
Fostung	Duke Mountain Resources	Canada	1.0% NSR
Wernecke	Newmont Mining/Kiska Metals	Canada	0.8% NSR
Hudson-Patricia	Rubicon Minerals	Canada	1.5% NSR
Fly Lake	Rubicon Minerals	Canada	1.5% NSR
Slate Lake	Rubicon Minerals	Canada	1.5% NSR
Camporo	First Point Minerals	Honduras	0.4% - 1.2% NSR

NOTES:

(1)	Please refer to “GENERAL DEVELOPMENT OF THE BUSINESS - Mineral Interests – Mutiny Gold Stream” herein for clarification with respect to the terms of this Gold Stream.
(2)	Please refer to “GENERAL DEVELOPMENT OF THE BUSINESS - Mineral Interests – Entrée Metal Credits Agreement” herein for further clarification with respect to the terms of this Gold Stream.
(3)	Please refer to “GENERAL DEVELOPMENT OF THE BUSINESS – Partnership with Franco-Nevada on the Karma Project, West Africa” herein for further clarification with respect to the terms of this Gold Stream.
(4)	Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the applicable royalty agreement. NPI payments generally begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Although the royalty holder is not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

The following table summarizes the ounces of gold sold and the respective revenue received by the Company from each of its producing gold interests for the year ended December 31, 2014:

Property	Ounces Sold	Sales & Royalty Revenue ($000s)
Aurizona Mine	12,361	15,527
Santa Elena	5,516	6,916
Ming Mine	1,964	2,459
Black Fox Mine	5,487	6,889
Bachelor Lake Mine	9,324	11,899
Royalties	10,169	12,804
Total	44,821	56,494

Further details regarding the purchase agreements entered into by the Company in respect of its material Gold Streams and NSRs (excepting the portfolio of royalties acquired pursuant to the Company’s acquisition of Premier Royalty) can be found under the heading “GENERAL DEVELOPMENT OF THE BUSINESS” above.

Competitive Conditions

Sandstorm Gold competes with other companies to identify suitable Gold Streams and enter into agreements for the purchase of gold and other precious metals. The ability of the Company to acquire additional precious metals in the future will depend on its ability to select suitable properties and enter into similar Gold Streams. See “Description of the Business – Risk Factors – Competition”.

Operations

Raw Materials

The Company expects to purchase gold and other precious metals pursuant to the purchase agreements described above under “Description of the Business – Principal Product”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had 18 employees. No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

Foreign Interests

The Company currently purchases or expects to be purchasing gold and/or other precious metals or expects to receive payments under its NSR royalty agreements from mines in Brazil, Mexico, the United States, Western Australia, Mongolia, Africa, Argentina, Honduras, French Guiana and Canada. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is principally the investment in Gold Streams. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could to be adversely affected.

Subject to the Same Risk Factors as the Mining Operations

To the extent that they relate to the production of gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”

Market Price of the Common Shares, 2010 Warrants and 2012 Warrants

The Common Shares, 2010 Warrants and 2012 Warrants are listed and posted for trading on the TSX. The Common Shares are also listed and posted for trading on the NYSE MKT. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares, 2010 Warrants and 2012 Warrants are also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the gold and other precious metals produced from certain of the Mining Operations and also expects to receive payments under its NSR royalty agreements from certain of the Mining Operations.

The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations.

Except in limited circumstances, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. All of the Mining Operations may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, floods, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, exploration and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mining Operations.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Gold Streams from third party natural resource companies. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Gold Stream agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires gold at a fixed cost. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements. In particular, Luna requires additional capital in order to continue as a going concern. If Luna fails to raise sufficient additional capital within the constraints imposed by their time requirements, this may result in Luna’s insolvency, thus causing the Company’s interest in the Aurizona Mine to be adversely impacted. There can be no assurance that additional capital can be raised by Luna.

In addition, the termination of one or more of the Company’s Gold Stream agreements could have a material adverse effect on the results of operations or financial condition of the Company.

Taxes and Accounting Rules

The Company has a subsidiary in Barbados which entered into Gold Streams in connection with the Aurizona Mine, Santa Elena Mine and Summit Mine. Also, the Company’s new subsidiary, Premier Royalty, has subsidiary companies in the United States and Argentina which own the rights to certain NSR royalties in those jurisdictions. The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, Barbados, Argentina and the United States or any of the countries in which the Mining Operations are located or to which shipments of gold or other precious metals are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency and, should such transactions be reviewed, no assurances can be given that the tax matters will be resolved favourably. The Company’s remaining Gold Streams and royalties have been entered into directly by Canadian based subsidiaries and will, therefore, be subject to Canadian, and/or U.S. taxation, as the case may be.

No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company.

In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Gold Streams less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Gold Streams.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has gold and other precious metals purchase agreements or royalty agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares, 2010 Warrants and 2012 Warrants could be adversely affected.

Dependence Upon Key Management Personnel

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares, 2010 Warrants and 2012 Warrants and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.

In the event that the prevailing market price of gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its gold interests, the Company will not generate positive cash flow or earnings.

The following table sets forth the high, low and annual average London Bullion Market Association afternoon fixed price per ounce of gold in United States dollars for the past 10 years:

Year	Average per Ounce of Gold ($)	High (per ounce) ($)	Low (per ounce) ($)
2014	1,266.20	1,385.00	1,142.00
2013	1,411.23	1,693.75	1,192.00
2012	1,668.98	1,791.75	1,540.00
2011	1,571.52	1,895.00	1,319.00
2010	1,224.52	1,421.00	1,058.00
2009	972.98	1,212.50	810.00
2008	871.96	1,011.25	712.50
2007	695.39	841.10	608.40
2006	603.77	725.00	524.75
2005	444.45	536.50	411.10

Competition

The Company competes with other companies for Gold Streams and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Gold Streams or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Gold Streams. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Gold Streams, royalties and similar transactions in the future.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Equity Price Risk

The Company holds shares, convertible debentures and warrants of other exploration and mining companies with a combined market value as at December 31, 2014 of $24.0 million.

The Company is exposed to equity price risk as a result of holding long-term investments in these companies. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owing equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares, 2010 Warrants and 2012 Warrants. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares, 2010 Warrants and 2012 Warrants. With any additional sale or issuance of Common Shares or the exercise of the 2010 Warrants or the 2012 Warrants, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent registered Chartered Accountants addressing this assessment beginning with the Company’s fiscal year ended December 31, 2013. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares, 2010 Warrants and 2012 Warrants. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from mining operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The life-of-mine estimates for the Mining Operations may not be correct. The figures for mineral resources and mineral reserves presented in this AIF and derived from the technical reports filed in respect of the Aurizona Mine, the Santa Elena Mine, the Black Fox Mine and the Bachelor Lake Mine are estimates only and no assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Replacement of Depleted Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their mineral reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of mineral reserves will not be offset by discoveries or acquisitions.

Competition

The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the mining companies may be unable to operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.

Off-take Agreements

Rambler is required by contract to sell all concentrate produced from the Ming Mine to a third party processor whose facilities are used to process the concentrate mined from the property. Access to the facilities is regulated by an off-take agreement agreed to between Rambler and the third party processor. The off-take agreement establishes the price paid for the metals. The third party processor and the Company may need to enter into an agreement or agreements that are similar (as to payment terms) to the payment terms contained in the off-take agreement between Rambler and the third party processor. Such a form of agreement will streamline the payment process as between the third party processor and Rambler, and the third party processor and the Company. If Rambler (on behalf of the Company) and the third party processor are unable to negotiate such an agreement, Rambler and the Company will be obliged to accept payments “in kind” from the third party processor under the existing off-take agreement.

International Interests

The operations with respect to the majority of the Company’s gold and other precious metals interests are conducted in the United States, Brazil, Mexico, Australia, Mongolia, Argentina and Africa and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Several of the countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

In particular, any changes or unfavourable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, takes any unfavourable actions. In addition, Colossus Mineração Ltda. in Brazil has payables in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in their insolvency.

Permitting, Construction, Development and Expansion Risk

Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources set forth below for the Aurizona Mine, Santa Elena Mine, Black Fox Mine and the Bachelor Lake Mine have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”).

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (the “SEC”). The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are terms defined in accordance with CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules and regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (gold only) for the projects or mines relating to which the Company has MATERIAL purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from such projects or mines, as of December 31, 2014, unless otherwise noted. The tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:

attributable Proven and Probable MINERAL Reserves

(As of DECEMBER 31, 2014, unless otherwise noted)

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)

Aurizona Mine (1 - 20)	NIL	N/A	NIL	NIL	N/A	NIL	NIL	N/A	NIL

Bachelor Lake Mine (21 - 26)	39	8.33	10,349	130	7.1	29,687	169	7.38	40,036
Black Fox Mine - Underground & Open Pit (27 - 36)	-	-	-	251	5.1	41,040	251	5.1	41,040
Black Fox Mine – Stockpile (27 - 36)	57	1.1	1,976	-	-	-	57	1.1	1,976
Santa Elena Mine – Underground (37, 38, 41, 42)	-	-	-	784	1.57	39,634	784	1.57	39,634
Santa Elena Mine – Open Pit (37, 39, 40)	-	-	-	285	1.52	13,966	285	1.52	13,966
Santa Elena Mine - Leach Pad Reserves (37, 40, 42)	-	-	-	569	0.65	11,884	569	0.65	11,884
TOTAL CONTAINED GOLD			12,325			136,211			148,536

attributable Measured AND Indicated MINERAL Resources

(As of DECEMBER 31, 2014, unless otherwise noted)

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)

Aurizona Mine (1 - 20)	2,627	1.35	113,900	10,348	1.39	462,808	12,974	1.38	576,708
Bachelor Lake Mine (21 - 26)	39	8.8	10,901	130	7.49	31,270	168	7.79	42,171
Black Fox Mine - Underground & Open Pit (27 - 36)	-	-	-	262	5.96	50,228	262	5.96	50,228
Black Fox Mine – Stockpile (27 - 36)	57	1.07	1,976	-	-	-	57	1.07	1,976
Santa Elena Mine – Underground (37, 38, 41, 42, 43)	-	-	-	429	1.69	23,200	429	1.69	23,200
TOTAL CONTAINED GOLD			126,777			567,506			694,283

ATTRIBUTABLE INFERRED MINERAL RESOURCES

(AS OF DECEMBER 31, 2014, UNLESS OTHERWISE NOTED)

Property	Inferred
	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)
Aurizona Mine (5 - 20)	3,152	1.74	176,290

Bachelor Lake Mine (21 - 26)	85	6.52	17,873
Black Fox Mine Underground & Open Pit (27 - 36)	55	7.56	13,423
Santa Elena Mine – Underground (37, 38, 41, 42, 43)	298	1.5	14,400
TOTAL CONTAINED GOLD			221,986

All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the CIM Standards and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Aurizona Mine

(1)	Luna Gold Mineral Resource update effective as at January 29, 2013
(2)	On February 17, 2015, Luna withdrew its reserves. Accordingly, no reserves are reported at this time pending further evaluation of the project by Luna.
(3)	The model was depleted to the end of month topography December 2014.
(4)	Gold ounces exclude metallurgical recoveries.
(5)	The Qualified Person (“QP”), as defined by NI 43-101, for the technical information regarding the Aurizona Mine contained in this document, including the review and verification of the Mineral Reserve and Mineral Resource estimates as detailed above, is Marc Leduc, P.Eng, who is the President and Chief Executive Officer of Luna.
(6)	Open Pit resources (Whittle pit® optimization) are constrained by a 0.30 grams per tonne gold grade domain and stated at the following cut-off grades for Piaba, Boa Esperança, Ferradura and Conceiçao: Laterite & Saprolite - 0.322 grams per tonne gold , Transition - 0.364 grams per tonne gold and Fresh Rock - 0.400 grams per tonne gold based on a gold price of $1,500 per ounce, pit slopes of 45 for Laterite/Saprolite/Transition and 55 for Fresh Rock, mining cost of $1.80/t material moved, process and G&A cost of $14.00/t (Laterite/Saprolite), US$15.50/t (Transition) and $17.00/t (Fresh), recoveries of 92% (Laterite/Saprolite) and 90% (Transition/Fresh Rock) and selling cost (transportation, insurance, royalty) of $30.00/ounce.
(7)	Open Pit resources (Whittle pit® optimization) are constrained by a 0.30 grams per tonne gold grade domain and stated at the following cut-off grades for Tatjuba: Laterite & Saprolite - 0.368 grams per tonne gold, Transition - 0.411 grams per tonne gold and Fresh Rock - 0.447 grams per tonne gold based on the same parameters as outlined in above plus an additional cost of $2.00/t for transportation to the Aurizona mill.

(8)	Fresh rock resources outside the pit shell are stated at the following cut-off grades for Piaba: 1.50 grams per tonne gold based on a gold price of $1,500 per ounce, mining cost of $45.00/t moved, process and G&A cost of $19.00/t, recovery of 90% selling cost of $30.00/ounce and an additional 1% royalty increase.

(9)	Aurizona topography is current as of December 31, 2014 for the Mineral Resources.

(10)	Maptek's Vulcan v8.1.4 was used in the resources estimation including compositing and grade estimation. Internal waste blocks are included inside the 0.30 grams per tonne gold grade shell.

(11)	Internal waste blocks were designated through indicator kriging. Gold was estimated separately in the internal waste blocks and the mineralized blocks by the ID3 algorithm.

(12)	Block dimensions are ten metres x five metres in the xy plane x three metres on the z axis. Sub-blocking to one metre x one metre in the xy plane and three metres in the z axis was performed at the 0.30 grams per tonne gold grade domain margins and at topography.

(13)	The Aurizona resource estimates are supported by the following number of individual specific gravity measurements: Piaba - 12,657; Boa Esperança - 1,273; Ferradura - 1,000; Conceiçao - 473. Tatajuba specific gravity was based on the Piaba data in 2008 when the Tatajuba resource was estimated.

(14)	The Piaba database contains 77,574 metres consisting of 351 diamond drill holes, 142 reverse circulation holes and 448 auger drill holes.

(15)	The Boa Esperança database contains 9,015 metres consisting of 15 diamond drill holes, 142 reverse circulation holes, 175 auger drill holes and 8 trenches.

(16)	The Tatajuba database consists of 4,740 metres in 45 diamond drill holes (2008).

(17)	The following capping values were used prior to compositing: Piaba (Laterite - 11 grams per tonne gold , Saprolite - 18 grams per tonne gold , Transition/Fresh Rock - 25 grams per tonne gold ), Tatajuba - ten grams per tonne gold , Boa Esperança - six grams per tonne gold , Ferradura - ten grams per tonne gold and Conceiçao – three grams per tonne gold.

(18)	Tonnes are rounded to the nearest 10,000. Ounces are rounded to the nearest 1,000 and small tonnage and grade differences may be found due to rounding.

(19)	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

(20)	There may be political, environmental, legal and other risks that may materially affect the mineral resource estimate.

Bachelor Lake Mine

(21)	Bachelor Lake Mineral Reserves are inclusive of Mineral Resources.

(22)	The QP for the technical information regarding the Bachelor Lake Mine contained in this document, including the review and verification of the Mineral Reserve and Mineral Resources estimates as detailed above, is Pascal Hamelin, Vice President of Metanor. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(23)	The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas.

(24)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.

(25)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(26)	Bachelor Lake Mineral Reserves and Mineral Resources are reported as of December 2010 and based on a gold price forecast per ounce using the Bloomberg consensus average gold price of: 2012: $1,381; 2013: $1,416; and 2014 and beyond: $1,177.

Black Fox Mine

(27)	Black Fox Mineral Reserves are fully included in the Mineral Resources.

(28)	Black Fox Reserves and Resources are reported as of December 31, 2013.

(29)	The QP for the technical information regarding the Black Fox Mine contained in this document, including the review and verification of the Mineral Reserve and Mineral Resources estimates as detailed above, is Harold Brisson, Eng, PhD, Resource Manager for Primero.

(30)	For the Mineral Reserves, cut-off grade for the open-pit is 1.0 grams per tonne gold, using an open-pit mining cost of C$3.14 per tonne, processing cost of C$26.81 per tonne, G&A cost of C$11.86 per tonne and gold metallurgical recovery of 94%. Cut-off grade for the underground is 3.4 grams per tonne gold, using an underground mining cost of C$98.95 per tonne, processing cost of C$26.81 per tonne, G&A cost of C$11.86 per tonne and gold metallurgical recovery of 94%.

(31)	For the Mineral Reserves, gold price assumed is $1,250 per ounce and an exchange rate of C$1.00=US$0.90. For the Mineral Resources, gold price assumed is $1,300 per ounce and an exchange rate of C$1.10 = US$1.00 was used for the gold cut-off grade calculations.

(32)	The quality and grade of the reported Inferred resources are uncertain in nature. There has been insufficient exploration to define these resources as Indicated or Measured and it is uncertain whether further exploration would result in upgrading any of the Inferred resource to an Indicated or Measured category.

(33)	The Stockpile resource was provided by Primero and accepted as is by InnovExplo. All stockpile material was assigned to the Measured category.

(34)	The life of mine pit plan was used to constrain the potential open pit material for the Main Envelope area. A pit shall was produced with Whittle and used to constrain the potential open pit material for the Fault Zone. The potential underground material is based on the remaining resource outside the pit shells. In-Pit and Underground resources were compiled at cut-off grades from 0.40 to 5.00 grams per tonne gold (for sensitivity characterization). A cut-off grade of 0.90 grams per tonne gold was slected as the official in-pit cut-off grade and a cut-off grade of 3.00 grams per tonne gold was selected as the official underground cut-off grade. Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost.).

(35)	While the results are presented undiluted and in situ, the reported Mineral Resources are considered to have reasonable prospects for economic extraction. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

(36)	The number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

Santa Elena Mine

(37)	The QP for the technical information regarding the Santa Elena Mine contained in this document, including the review and verification of the Mineral Reserve and Mineral Resources estimates as detailed above, is Nathan Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest.

(38)	Underground Probable Reserve is based on a cutoff grade of 1.47 grams per tonne gold equivalent with an average 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 13.4 metres.

(39)	Open Pit Reserve is based on a cutoff grade of 0.20 grams per tonne gold equivalent in a constrained pit shell with applied capping of eight grams per tonne gold and 300 grams per tonne silver.

(40)	Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 grams per tonne gold equivalent. No capping was applied.

(41)	Underground Resources are exclusive of Probable Reserves and based on one gram per tonne gold equivalent grade shell, a cutoff grade of 1.4 grams per tonne gold equivalent, and applied capping of 12 grams per tonne gold and 600 grams per tonne silver.

(42)	Underground and Leach Pad Reserves and Resources are based on three year historic metal price trends of $28 per ounce silver, $1,450 per ounce gold and metallurgical recoveries of 92% gold and 67.5% silver with a metal ratio of silver:gold at 70:1 used for grade cutoff determination.

(43)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Each of the below described mines or projects are considered to be material mineral properties to the Company.

Aurizona Mine, Brazil

A technical report was prepared in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Aurizona Resource and Reserve Update, Brazil” dated April 29, 2013 but having an effective date of January 29, 2013 (the “Aurizona Report”).

The following description of the Aurizona Mine has been summarized, in part, from the Aurizona Report and readers should consult the Aurizona Report to obtain further particulars regarding the Aurizona Mine. The Aurizona Report is available for review under Luna’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Aurizona Report has been provided by Luna. Luna has advised that it intends to post an update to the Aurizona Report by the end of March 2015.

The Aurizona Mine is owned by Mineração Aurizona S.A. (“Mineração Aurizona”), which is in turn wholly-owned by Aurizona Goldfields Corporation (“Aurizona Goldfields”), a wholly-owned subsidiary of Luna. On December 21, 2006, Luna entered into a share purchase agreement with Eldorado Gold (“Eldorado”), Brascan Recursos Naturais S.A. and Brascan Natural Resources S.A. (collectively, “Brascan”) pursuant to which it acquired 100% of the issued shares of Aurizona Goldfields.

Project Description and Location

The Aurizona Mine is located in the municipality of Godofredo Viana (population 10,500) in the state of Maranhão. The area is on the northern coast of Brazil, 220 kilometres northwest of the state capital city of São Luís.

The mineral licenses for the Aurizona Mine are 100% held by Luna through Mineração Aurizona. At the time of the Aurizona Report, the property included a mining license (Portaria de Lavra) totalling 9,981 hectares and three exploration licenses totalling approximately 5,427 hectares. The mining license is subject to a government royalty of 1%, which is applied to gross gold sales less costs incurred in selling, transportation and insurance. The exploration licenses are subject to annual payments to the Brazilian government and completion of a work report and are subject to an annual exploration tax according to the claim size and time held. There are no other royalties on gold production from the property.

The Aurizona Mine contains the Piaba, Tatajuba, Boa Esperança, Ferradura and Conceição gold deposits and over ten near mine exploration targets which are being actively explored by Mineração Aurizona.

The Piaba resource, reserve and associated mine facilities described in the Aurizona Report are completely contained within Brazilian Mines Department (“DNPM”) Mining License 800.256/78. The Tatajuba resource described in the Aurizona Report is completely contained within exploration license 806.042/03. The other near mine exploration targets are located within DNPM Mining Permit 800.256/78 and DNPM Exploration Permits 860.042/03, 806.195/07 and 806.111/96.

The Aurizona coastal region is Federal Government land administered by the Serviço do Patrimônio da União, an institution within the Ministry of Economy. Nevertheless the region has been occupied for many years by squatters and garimpeiros.

In September 2007, Mineração Aurizona completed a detailed survey of the title situation of land occupiers and garimpeiros, which included a register of the recognized occupiers, a ground survey of the area occupied, and an inventory of any improvements or assets on the lands. In October 2007, Mineração Aurizona started a buyout program of the plots considered necessary for the project that were not already owned. By December 31, 2012, 1,400 hectares of the surface rights required for the project had been acquired. As the plots are acquired, the Mineração Aurizona property fence is adjusted and sign-posted as required by law.

Aurizona currently consists of a developed mine camp, open pit operation, process plant and associated infrastructure. Mineração Aurizona currently employs over 900 employees and contractors from the local communities (80%) and from around Brazil.

Mineração Aurizona has almost completed infrastructure development and the development of various management plans. The social and environmental plans have been developed.

The Aurizona region has a long tradition as a gold producer, almost solely from garimpeiros. An inspection conducted in 1989 by the Ministry of Mines and Energy and the State Secretariat for the Environment for Maranhão verified the uncontrolled exploitation of the area by prospectors and concluded the area was contaminated. During the Environmental Impact Study/Environmental Impact Assessment process, levels of mercury were measured. In August 2009, several soil, sediments, and water mercury assays were performed on areas potentially impacted by mining activities by garimpeiros in the Aurizona region. Mercury was detected in soil and sediment samples; however, the values were lower than reference values required for contaminated areas intervention, the record of which is chronicled in environmental resolution Conama Number 420/2009.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aurizona Mine is on the Atlantic coast of Brazil within three kilometres of an ocean inlet. All year road access is available from the state capital cities of Belém, Pará (400 kilometres), and São Luís, Maranhão (320 kilometres), the latter requiring a ferry transfer from São Luís island to the mainland or longer bypass road on land. The main federal highway connecting both capitals, BR316, has been resurfaced in both states and is in good condition. State highway MA206 connects BR316 with the town of Godofredo Viana, a distance of 110 kilometres, from which the property is accessed by 16 kilometres of a regularly maintained 8 metre wide laterite road. Mineração Aurizona, in partnership with local authorities, has upgraded the landing strip at Godofredo Viana. Travel time between Aurizona and São Luis or Belém is approximately one hour by light aircraft.

The coastline is characterized by the occurrence of mangrove swamps and has an elevation of two metres to three metres above mean sea level in and on the edges of saline waterways. The vegetation consists of grasses in the low-lying areas with denser tropical vegetation consisting of larger shrubs, vines, and hardwood tropical trees on the low rounded hills. The elevation in the project area varies from 0 to 90 metres above mean sea level. The isthmus that joins the Aurizona Peninsula to the mainland consists of low-lying flats that are subject to mild flooding at high neap tides. This does not affect project access.

The climate is tropical, often humid, with annual rainfalls of up to 3,000 millimetres. The rainy season occurs from mid-December to mid-July, with the heaviest rains from January through April. The area is close to the equator and has relatively steady temperatures, ranging from an average low of 24 degrees Celsius to an average high of 31 degrees Celsius.

The Aurizona Mine location benefits from a local population of inexpensive labour and abundant water. The principal facilities in support of the process plant are a gold room, assay laboratory and four 2.5 kilovolt diesel generators, fuelling station, compressors, electrical building and substation, warehouse, laydown, helicopter pad and office space. There is a plant maintenance workshop that currently exists as well as a two bay heavy equipment workshop. There is currently a camp located at Aurizona with an infirmary, offices, lodging facilities and kitchen/dining area for serving meals mainly to the administration staff, including short term contractors. All essential mine facilities except expanded camp accommodations, site airstrip and maintenance shop have been constructed. External laydown areas and a horticultural nursery are located adjacent to the mine camp.

Tailings infrastructures have been raised to the 29.5 metre level prior to the rainy season of 2015. The current elevation allows water collection of over three million cubic metres of water while augmenting storage capacity to over 9.2 million tonnes of tailings. Studies to conduct a further uplift to a level of 45 metres are underway. There are two other potential locations for extra tailings dam capacity (which are located within the mining lease area) and preliminary studies for these areas, together with the total capacity of the current dam provides a potential total capacity of 67.0 million tonnes.

Grid power is controlled and supplied by Companhía Energética do Maranhão (“CEMAR”). As of July 2012, CEMAR was able to guarantee the supply of 4.6 megawatts of power which was proposed to be enhanced to 7.8 megawatts for the postponed Phase I Expansion. In addition to grid power, Mineração Aurizona relies on four 2.5 kilovolt generators that act as a back-up. CEMAR will have sufficient capacity for continual operations in 2014 and beyond.

Potable water in the camp area is drawn from an existing cased well which has a flow rate of four cubic metres per hour. Potable water also comes from the municipal water treatment plant.

Process water comes from the tailings dam, old pit workings and recirculation of solution recovered during the thickening process. The life of mine demand is estimated at 382 cubic metres per hour. The tailings from the carbon-in-leach process report to a thickener, which concentrates the solids and recovers a large part of the water as thickener overflow. An estimated 190 cubic metres per hour of thickener supernatant, with a residual cyanide concentration of 80 milligrams per litre, is recycled to process, and the tailings pulp sent to the neutralization process before final discharge to the tailings dam. The make-up water supply for the grinding process of 176 cubic metres per hour comes from the supernatant of the tailings dam.

The industrial requirement will include showers, toilets, carbon washing and general cleaning purposes and firefighting. Industrial water comes from a small dam on the back of Pirocaua hill and potentially from clean water pumped from the pit. It will have a separate line, pump and header tank with a capacity of 400 cubic metres.

History

The Aurizona region has a long history of gold production dating back to the Jesuits in the 17th Century. There are anecdotal reports that companies were active in the area in the 1880’s, but that they left due to problems with the indigenous Urubus people. In 1912, there was considerable activity around the village of Aurizona and again in 1931 when the government declared a “free mining area except for the tax on gold production payable to the State”. Garimpeiros have been active in the region, on a discontinuous basis since that time.

In 1978, Brascan, through subsidiary companies, started exploration programs in the alluvium that lasted through 1985. In 1988, a subsidiary of Brascan, Mineração Aurizona Ltd., received a license to mine within DNPM area 800.256/78. In 1991, an application for a five-year suspension of mining operations was applied for with the purpose of carrying out an evaluation of the primary gold resources.

In 1991, a joint venture between Cesbra S/A, a Brascan Brazil subsidiary, and Unamgen Mineração e Metalurgia S.A. (“Unamgen”), an exploration subsidiary of Gencor Ltd. (“Gencor”), was formed. Unamgen assumed the position of operator of the joint venture company, Mineração Aurizona. Exploration from 1991 to 1993 consisted of an airborne magnetic and radiometric heliborne survey, photogrammetry survey, soil geochemical surveys, geologic mapping and sampling of garimpeiro pits and follow-up ground geophysical surveys consisting of induced polarization, electromagnetic, magnetic, and gamma spectrometry. The Piaba deposit was drill tested with auger, reverse circulation (“RC”), and diamond drilling. Auger drilling consisted of shallow drilling to an average depth of eight metres to verify gold anomalies. Unamgen drilled 142 diamond drillholes and 67 reverse circulation holes, initially on 50 metre spaced sections, later infilled to 25 metres.

In 1994, following preliminary process tests at Mintek in South Africa, more comprehensive test works were carried out in Brazil at the Metais de Goías S/A metallurgical process facility in Goiania, and at the laboratory of Paulo Abib Engenharia S.A., a mining engineering company subsequently acquired by Kilborn Engineering, now SNC-Lavalin Inc., located in São Paulo. The emphasis at that time was on gravity concentration techniques. An economic viability study and environmental impact assessment were completed. This work terminated in a positive economic evaluation of working the Piaba deposit using mining equipment from Cesbra’s tin operations in Rondonia, a gravity-only process plant and diesel powered electricity generation. At the same time, a technical study report and an environmental impact assessment to mine the weathered part of the Piaba deposit were submitted to government agencies and public audiences were held. Unamgen terminated its joint venture with Cesbra in 1995.

In 1996, Gencor agreed to sell its gold assets in Brazil to Eldorado and in the process introduced Eldorado to Cesbra. This resulted in a new project joint venture with Unamgen, as a subsidiary of Eldorado, as the operator. In 1997, an exploration program commenced that included 61 diamond drillholes and 26 rotary circulation drillholes of the extensions of the Piaba deposit along strike to the east and west, scout drilling at some of the nearby targets and evaluation of targets. Regional exploration was conducted involving reconnaissance-scale mapping, sampling of garimpeiro pits and evaluation of specific regional targets via soil sampling. Airborne magnetic and radiometric surveys were completed.

In 1999, Brascan commissioned a gravity pilot plant to test the Saprolite and tailings at Piaba. The pilot plant testwork was completed in February 2000. The property was on care and maintenance from 2000 until March 2007, when Luna commenced a new exploration program at Aurizona focused on the Piaba and Tatajuba deposits and more recently included systematic exploration of the Aurizona area via soil sampling, geologic mapping, geophysical surveying, shallow auger drilling, trenching, diamond and reverse circulation drilling.

Historic production from the Aurizona properties has been by garimpeiros mining in small pits and cannot be quantified. Luna’s production for the period 2010 – 2012 is detailed herein under “Mining Operations”.

Geological Setting

Regional Geology

The Aurizona Mine is located within the São Luís Craton (“SLC”), defined as the Precambrian continental crust at the border between the states of Pará and Maranhão in northern Brazil. The SLC extends approximately 400 kilometres east-west and 120 kilometres north-south and consists of a metavolcano-sedimentary succession (“Aurizona Group”), subordinate volcanic rocks and several granitoid suites (“Tromaí Intrusive Suite”) which are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments. Collectively the Aurizona Group and Tromaí Intrusive Suite are referred to as the Granite Greenstone Terrain of Northwest Maranhão. The SLC and the Palaeoproterozoic basement rocks of the Neoproterozoic Gurupi Belt in northern Brazil are part of an orogen having an early accretionary phase at 2,240 to 2,150 million years and a late collisional phase. Despite the extent of the SLC, outcrop is limited to discontinuous erosive and tectonic windows within the sedimentary cover. The western limit of the SLC is defined by the Tracuatuea Intrusive Suite and the eastern limit is placed approximately 30 kilometres east of the state capital of Maranhão, São Luís. The southern boundary is defined by the regionally important north by northwest-south by southeast trending sinistral strike-slip Tentugal Shear Zone, which contains the gold deposits of the Gurupi Gold Belt. The northern contact is not well defined due to the Phanerozoic coastal basins.

The rock associations inferred geologic settings and the crustal evolution displayed by the SLC are similar to that described in Paleoproterozoic domains of major geotectonic units of the South American Platform including the São Francisco Craton, the southeastern Guyana Shield and the West African Craton. Several studies suggest that the SLC is a fragment of the West African Craton that was left behind on the South American Platform following the break-up of the Pangea super continent.

Local Geology

The Aurizona Mine area is underlain by east/northeast trending greenstone volcano sediments and acid intrusives of the Aurizona Group and Tromai Intrusive Suite. There is a strong structural control on the gold mineralization in the Aurizona area which can be seen by the close association of magnetic lineaments and the gold deposits and the near mine exploration targets. Mineralization is hosted within district scale shear zones and generally at or close to contacts with a volcano sedimentary unit which generally forms the footwall to the mineralization.

The Piaba deposit is a 3.3 kilometre long, east/northeast trending, orogenic gold deposit hosted in greenstone belt rocks of the Aurizona Group located within the east/northeast trending Aurizona Shear Zone (“ASZ”). The ASZ has been traced for several kilometres and also hosts the Tatajuba gold deposit, a near mine deposit at Aurizona, located 2.4 kilometres west/southwest of Piaba. The footwall of the Piaba deposit is a distinctive volcano sedimentary unit which dips steeply to the north. The principal hanging wall lithologies are felsic intrusives, predominantly tonalite and quartz porphyrys and dacite volcanics intruded by minor dikes. Metamorphic grade is greenschist faces (chlorite zone). The host units are intensely overprinted by several hydrothermal and mineralizing events including sericitization, chloritization, graphitization, carbonatization and silicification which frequently mask the host protolith. Gold mineralization preferentially occurs within the tonalite and quartz porphyry units due to the fact that they are more brittle and fractured more easily than the volcanics and thus provided greater permeability for mineralizing gold fluids within the shear zone. Piaba is a large, low-grade, deeply weathered (average depth of oxidation is 60 metres) tabular-shaped gold deposit dipping north/northwest. Zones (shoots) of high-grade gold mineralization controlled by oblique sheer zones occur within the lower-grade deposit. These high-grade zones are controlled by structures oblique to the main orebody strike. Drilling to date has been focused on defining the strike and depth extent of the main orebody. However, future drilling will also target the high-grade lodes at depth.

The widest portion of the Piaba deposit is located at a bend in the ASZ. Analysis of structural fabrics and textures in drill core shows limited shear fabrics (confined to graphitic slip planes) which indicate that the maximum depth of current drilling has mainly tested the brittle and brittle-ductile transition zones of the Piaba deposit. The deposit is currently open at depth on all drill sections within the 3.3 kilometre strike. The Tatajuba, Boa Esperança, Ferradura and Conceição deposits and the near mine exploration targets are hosted by similar lithological units and structural settings as the Piaba deposit.

Property Geology

The Piaba deposit represents an east/northeast trending mineralized envelope of low-grade gold mineralization within a major east/northeast trending shear zone in the Aurizona Group. The mineralized envelope displays several flexures along its length though it is not significantly faulted. There is a clearcut stratigraphic and structural footwall to the south of the deposit defined by a sub-vertical to steeply north-dipping volcano-sedimentary package. Graded bedding, erosional channels and truncated trough bedding within the laminated sediment footwall indicate the movement is up to the north (normal). Shearing occurs locally along the footwall contact.

The Tatajuba deposit is located 2.4 kilometres west/southwest from Piaba within the Aurizona shear zone. The deposit extends over an 800 metre strike length and, like Piaba, contains gold mineralization associated with a sub-vertical to moderately north-dipping structure within the Aurizona shear zone. Mineralization is hosted in a mafic to ultramafic volcano-sedimentary sequence and is similar to Paiba although the lateration and mineralization zone at Tatajuba is more restricted and the weathering profile less deep.

The Boa Esperança deposit is represented by a long linear gold-in-soil anomaly associated with a well defined magnetic structure located one kilometre due southeast of the Piaba deposit. Gold mineralization at Boa Esperança is hosted in a mixed sequence of intrusives and volcanics and the footwall to the mineralization is the same as the Piaba deposit footwall.

The Ferradura deposit is located 1.7 kilometres due southeast of the Piaba deposit. Mineralization trends east/northeast along a 0.60 kilometre strike length and, like Boa Esperança, is hosted in a sub-vertical shear zone that is steeply dipping to the north.

The Conceição deposit is located 1.6 kilometres south/southwest of the Piaba deposit and 0.5 kilometres west/southwest along strike from the Ferradura target and hosted within the same shear zone. Mineralization is hosted in a sub-vertical shear zone and is steeply dipping to the north.

Over ten near mine targets occur in the immediate vicinity of the Piaba deposit. The near mine targets which occur to the north and south of the main Piaba deposit may occur along separate sub-parallel shear zones/splays or they may occur along flower structures which developed in the principal deformation zone of the Aurizona shear zone.

Exploration

In January 2010, Luna retained Reconsult Geofísica Ltda. to reprocess and interpret the historic airborne magnetic and radiometric survey data collected by Unamgen in 1991 and 1996. Both surveys were reprocessed and merged using Geosoft Oasis Montaj 7.1.1, followed by interpretation and integration with existing geological maps and databases in order to improve understanding of geologic controls on gold mineralization in the Aurizona Mine. The data quality of the surveys is excellent and no survey correction or decorrugation was required. Due to the deep tropical weathering in the area the radiometric data shows mainly cover sequences and drainage patterns. However, the magnetic database provided important information on the structural control on the Piaba and near mine targets at Aurizona.

Luna has completed soil sampling and reconnaissance-scale mapping programs covering much of the entire Aurizona area with the objective of defining the surface gold anomalies associated with the near mine targets. These programs are supervised by trained mining technicians who also map the soil and laterite profiles during sampling. Luna also conducts rock grab sampling concomitantly. The soil sampling programs have identified the following near mine targets at Aurizona: Boa Esperança, Tatajuba Extensions, Ferradura, Conceição, São Lourenço, Pirocaua SE, Micote, Genipapo, Barriguda, Agenor and Pico. Soil sampling has also been completed over the LDW area located on the western side of the Tromai River estuary and several new gold in soil anomalies have been defined in this area.

Luna conducts its own ground magnetic surveys using trained company employees and equipment. Luna owns three GSM-19 v7.0 Overhauyser Magnetometer Units running Novatel SuperStar II GPS board adaptation kits. Surveys have been completed covering the near mine targets and the data are processed by Reconsult. Luna will finalize ground magnetic surveys over new mineralized structures where required.

Luna has completed several auger drill grids at Aurizona using company owned motorized Honda auger drills fabricated by Trado Equipamentos e Servicos Ltda, Belo Horizonte. Initially the auger drill programs were focused on condemnation exploration programs in areas intended for mine areas and infrastructure. These were completed in 2009. Subsequent auger drill programs are focused on the systematic testing of the near mine targets associated with structural lineaments and in the shallow drilling of the Aurizona gold deposits. Auger drilling has a very low environmental impact and has been successful in defining sub-cropping mineralization. Luna conducts trench programs to verify and reveal the nature of certain gold anomalies that are identified through soil sampling, mapping and auger drill programs. Condemnation exploration programs involving soil sampling, channel sampling and auger drilling were completed in all areas intended for mine areas and plant infrastructure and reports finalized. Future condemnation programs will be required as the project expands into new areas.

Luna conducted diamond drilling in 2007 and 2008 on the Piaba and Tatajuba deposits. Between May 2009 and November 2011, Luna completed a large diamond drill program at the Piaba deposit totalling 153 holes. In 2012, Luna conducted resource diamond drilling at the Boa Esperança, Ferradura and Conceição deposits in addition to six deep drillholes and eight infill holes at the Piaba deposit and all programs have been successful in extending the known mineralization at these deposits.

Luna has conducted detailed geological studies at the Piaba, Tatajuba, Boa Esperança, Ferradura and Conceição deposits including re-logging of all drill core and RC chips, petrographic analysis of select lithologies and field mapping. Core logging was done using a dedicated core logging software called GeoticLOG. This work has significantly improved understanding of deposit geology and ore controls.

The exploration programs conducted by Luna and its predecessors are appropriate for gold deposits occurring in relatively narrow structures. The Aurizona property has few rock outcrops and geophysical surveys were used to identify structural trends and to refine the geological interpretation of the area. Airborne magnetic and radiometric surveys were used to identify structural trends and ground electro-resistivity was used in locating the footwall of the structure. Because of the lack of outcrop, mapping is most useful in the garimpeiro pits. The historic drilling includes diamond core and reverse circulation. Luna is using predominantly diamond core drilling in the resource areas. The holes are oriented perpendicular to the strike of the structure and angled to intersect the structure at angles between 40 degrees and 20 degrees.

Mineralization

Piaba is a large low-grade gold deposit within a major shear zone containing second and possibly third order structures which control high-grade ore shoots attaining values of 30 grams per tonne of gold and higher. Mineralization occurs within the volcanic sequence though preferentially occurs within tonalite and quartz porphyry intrusions, due to their competency contrast with the volcanics. The widest portion of the deposit is located at a bend in the ASZ which is an area where increased extension likely occurred. Mineralization is strongly associated with quartz veining. The alteration assemblage is composed of quartz, chlorite, carbonate (ankerite and calcite), graphite, alkali feldspar, sericite, pyrite and minor amounts of tourmaline. Mineralization and alteration are strong to intense particularly within the centre of the deposit. Metamorphic grade is chlorite zone greenschist facies. Quartz occurs in vein form and in silicification fronts. Chlorite occurs as matrix replacive and in veinlets and its intensity is likely linked to the occurrence of mafic wall rocks. Ankerite and carbonate occur as matrix replacement and in veinlets and commonly as accessory minerals in quartz veins. Tourmaline occurs solely in quartz veins. Both tourmaline and calcite appear to increase with depth. Pyrite occurs in quartz veins although it predominantly forms a matrix replacement, particularly at deeper levels. Minor pyrrhotite occurs at deeper levels. Graphite alteration is locally moderate to strong and is closely associated with gold mineralization. The graphite may have been sourced from the footwall at deeper levels in the ASZ early in the deposit formation and subsequently acted as a reductant trap for gold mineralizing fluids. Graphite introduction also occurred along oblique shears. No significant base metals occur at Piaba.

Drilling

Luna has conducted drilling programs at Aurizona since its acquisition of the property in January 2007. Prior to drill mobilization, the exploration manager obtains all required permits. A field visit to the planned drill sites is conducted to document and photograph the area, vegetation type, proximity to any preservation areas and access. Prior to drill mobilization, the senior project mining technician liaises with landowners to discuss the program and obtain their authorization for the drill to mobilize to their property. Drilling only commences following agreement with the landowner.

All drilling is carried out with diamond drill rigs with HQ (63.5 millimetres) core tools. The drill hole locations, orientation, and final depth are checked by the senior project mining technician prior to start of drilling each hole. Azimuth and dip of each drill hole are checked by the senior project mining technician at regular intervals during drilling to monitor any deviation which may occur.

The drill company is informed of the strict requirement to collect quality core samples. Onsite supervision is maintained and site inspection visits are carried out at regular intervals to ensure that the contractor is working within the contractual parameters. All holes outside the mine area are sealed and marked with a concrete plinth and metal marker showing hole azimuth and dip and are surveyed by the company surveyor. Approximately one metre of casing is left in the top of holes to permanently mark the collar and to allow for down-hole surveys which are carried out on all inclined holes using a Devico, a miniature multishot instrument with a 30 centimetre diameter, or similar instrument. This unit is lowered to the bottom of the hole following completion and readings are taken on 50 metre intervals.

The core boxes are labelled and arrows drawn so that the core is systematically laid in the box. A wooden marker or aluminum tag is placed in the core box after each run and the metres down hole is written on the marker. Transfer of the core from the core barrel to the box is done as carefully as possible so that no core is allowed to fall on the ground. A plastic or rubber mallet is used to loosen core from the core tube. As soon as a core box is full a lid is properly secured. Regular inspections are carried out to ensure that core boxes are clean, sturdy and suitable for core storage. Intervals of ground core and any other irregularities are documented to address potential inaccuracies in depth labelling of the core boxes.

Resource estimates were completed for the Piaba, Tatajuba, Boa Esperança, Ferradura and Conceição deposits and therefore individual drill hole intercepts will not be listed in this section.

Sampling and Analysis

Sample interval selection is the responsibility of the geologist responsible for core logging. The sample interval is a nominal 2.0 metre in barren hanging wall rocks which is reduced 1 metre or less within the mineralization. Sample intervals are selected on the basis of lithology, mineralogy, weathering, structures and veins. Sample intervals are marked on the core box. The geologist marks the core using red and yellow crayons in two parallel lines separated by 0.3 centimetres. The red line is marked on the right side of the core, the yellow line on the left. An arrow is marked pointing down hole on the left side of the core. Core is marked respecting any foliation (perpendicular) and in a manner which best produces as similar core halves as possible. An electric saw is used to cut hard drill core. Saprolite and soft rock which would suffer washing during cutting is cut manually with a large knife or machete. The saw is washed between each sample interval. When approved by the geologist, the core is sent for sampling. Core is consistently sampled on one side (right – red line). The remaining core half is stored in the box for future reference. The core logging geologist checks the sample intervals with the core sampler (mining technician) who is responsible of all sampling procedures including the physical insertion of QA/QC controls in the sample stream. Samples are placed in pre-labelled thick polythene bags and closed with sealed ties. All samples are double bagged. A sample ticket is placed inside the bag. The sample bags are then placed in cloth sacks which are sewn shut, addressed and compiled into batches. The sample sequence, including the internal control samples (blanks, certified reference material and duplicates) are recorded in GeoticLOG. When the drill core has been sampled it is stored in the core storage facility for future reference. Reverse circulation samples are collected at the drill rig by Servitec personnel. The entire sample representing one metre is collected and no sample processing or quartering is conducted on the project. The samples are shipped to the commercial assay laboratory where they are dried and processed in the same manner as the drill core samples.

Soil samples are collected at a nominal depth of 0.50 metres on a 100 metres x 25 metres north south orientated grid which is surveyed using a total station. Several types of ancillary data are also recorded. Samples are assayed for gold via fire assay (30 grams) and a suite of 35 elements using inductively coupled plasma atomic emission spectroscopy (“ICP-AES”) at ALS Chemex Laboratory Group (“ALS Chemex”), Belo Horizonte (preparation) and ALS Chemex, Lima (assay and induced couple plasma (“ICP”)). Luna operates a laboratory Quality Assurance/Quality control (“QA/QC”) program for soil samples which involves the insertion of blanks, certified reference materials (“CRM”) and sample duplicates at the rate of 6% of each sample per batch.

Luna initially used ACME Analytical Laboratories Ltd (“Acme”) as its primary lab for sample preparation (Maraba, Pará) and analysis (Vancouver, Canada). During this time Luna used ALS Chemex in Belo Horizonte as its secondary laboratory. Since January 2008, Luna has been using ALS Chemex in Belo Horizonte and Goiania as its primary preparation laboratory and ALS Chemex in Lima Peru and Perth Australia as its primary assay laboratory. From September 2011 to December 2011, Luna also used Acme Labs in Goiania and Santiago, Chile as a primary lab due to backlogs at ALS Chemex. Acme is accredited under the general ISO 9001:2000 regulations, but does not have ISO 17025 laboratory accreditation. ALS Chemex in Lima has ISO 17025 accreditation and ALS Chemex Vancouver has ISO 9001:2008 accreditation.

For both laboratories Luna has a policy of a minimum of 80% passing 10 mesh for all drill core samples and 85% passing 200 mesh for all drill core pulps. After January 3, 2008, a 1 kilogram split is pulverized to 85% passing 200 mesh (Acme – 0.50 kilogram split) to better address any coarse gold associated with high-grade quartz veins. For drill samples prepped by Acme, approximately 125 gram aliquot of each sample was shipped to Acme in Vancouver, Canada and Santiago Chile via international courier for assay. All drill samples assayed by Acme were analyzed in sequential order. Lower detection limit for this package is 0.01 grams per tonne of gold. Over limit samples, greater than 10 grams per tonne gold, were automatically analyzed via gravimetric gold analysis.

For all drill samples prepped by ALS Chemex, approximately 150 gram aliquot of each sample is shipped to ALS Chemex in Lima, Peru or Perth, Australia for assay. In 2008, ALS Chemex assayed samples in Belo Horizonte. All drill samples assayed by ALS Chemex are analyzed in sequential order. The lower detection limit for this package is 0.005 grams per tonne of gold. Over limit samples greater than 10 grams per tonne of gold are automatically assayed via an ore grade package.

All reject and pulp samples are returned to Luna on a regular basis. These samples are checked for consistency and to ensure that return QA/QC samples correspond with the originals. They are sealed in new sample bags and stored for future reference.

QA/QC is conducted to ensure high quality drill data. The Exploration Manager is responsible for all the activities related to QA/QC including: preparation and validation of standards and blanks or purchase of standards; selection and validation of primary and secondary laboratories; drafting of laboratory contract; preparation of logic table of failures; supervision on the insertion of control materials; supervision of core sampling and batch assembly; lab audit(s); validation of batches and uploading to diamond drill hole database; corrective actions when necessary; record keeping; submission of samples for check assays at secondary lab; submission of coarse crush replicates and core duplicates; submission of coarse rejects for particle size analysis; variance studies; and QA/QC report.

The laboratory is instructed to prepare and analyze all samples in numerical order. This is adhered to and is backed-up by unannounced site visits to the sample preparation laboratories by Luna technical personnel. These site visits are documented in audit reports. Internal control samples are inserted randomly within the drill core sequence by the core logging geologist. The location of the control samples is noted on the sample log and GeoticLOG database. Luna utilized a system of random insertion which makes identification of sample controls by the laboratory more difficult. Internal control samples have the same numbering system as the drill core samples. The analyses of the blanks and SRM’s indicate that Acme and ALS Chemex perform at an industry standard level. Limited screened metallic fire assays indicate that there is a component of course gold at the Piaba deposit. Independent analysis has indicated that the sample preparation, analytical procedures and security meet industry best practices.

The historic data was not available in digital format, but all the paper lab certificates had been preserved in excellent quality. Luna prepared the database from the historic data as a double entry (two people independently entered the data and then checked the resulting databases). Assays from Luna’s drilling program is received in digital format and entered directly into the database, thus eliminating transcription errors. Independent checks of the database were performed in 2008, 2009, 2010 and 2012 against the original assay certificates. Errors in the 2008 database were reported to Luna and the necessary corrections were made. Since then, Luna has completely audited its database and no errors were found by independent checks in 2009, 2010 and 2012. Independent audits of the database have verified its suitability for use in resource estimation.

Security of Samples

Drill core sample security from the drill site to the analytical laboratory is a vital component of the drilling program. Luna’s procedure involves direct drill management, secure transportation methods, secure sampling and logging areas and secure sample storage facilities. Core is not left unattended and all core and sample storage facilities are locked and monitored when not in use. Drill samples are accompanied from project to the analytical laboratory by Luna personnel. Core is secured from outside inspection and interference or accidental internal interference. Chain of custody is strictly maintained during transportation, sample collection, shipping and preparation to avoid tampering or inappropriate release of privileged information. Assay results are maintained confidential and only released to those on a need to know basis.

In addition, a single access point to the Aurizona operation is secured by double gates and spikes allowing only authorized personnel to the working area. Radio communication with the supervisor is required prior to gaining access.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated consolidated Mineral Resources for the Aurizona project as at January 29, 2013 (depleted to account for production as of December 31, 2014): (1 to 8)

Deposit	Type	Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
Piaba		Measured	15,450	1.35	670,000
	Pit Constrained	Indicated	57,400	1.41	2,593,400
		Measured and Indicated	72,850	1.39	3,263,000
		Inferred	6,990	1.61	362,000
	Outside Pit Shell	Inferred	9,450	1.95	592,000
Tatajuba
	Pit Constrained	Indicated	1,380	1.40	62,000

		Inferred	810	1.39	36,000
Boa Esperança				-	-
	Pit Constrained	Indicated	1,430	0.79	36,000

		Inferred	970	1.00	31,000
Conceição	Pit Constrained	Indicated Inferred	160 60	0.75 0.82	4,000 2,000
Ferradura	Pit Constrained	Indicated Inferred	500 260	1.65 1.65	27,000 14,000
Total		Measured	15,450	1.35	670,000
	Pit Constrained and Outside Pit	Indicated	60,870	1.39	2,722,400
		Measured and Indicated	76,320	1.38	3,392,400
		Inferred	18,540	1.74	1,036,000

(1)	Resources are stated at the following cut-off grades for open pit:

Piaba, Boa Esperança, Conceição and Ferradura

- Laterite and Saprolite	0.322 grams per tonne gold
- Transition	0.364 grams per tonne gold; and
- Fresh rock Tatajuba	0.400 grams per tonne gold.
- Laterite and Saprolite	0.368 grams per tonne gold;
- Transition	0.411 grams per tonne gold; and
- Fresh rock	0.447 grams per tonne gold
(2)	Resources are stated at the following cut-off grades for outside pit:
- Piaba fresh rock	1.5 grams per tonne gold
(3)	Piaba topography is current as of December 31, 2014
(4)	Tonnes are rounded to the nearest 10,000; ounces are rounded to the nearest 1,000
(5)	Small tonnage and grade differences may be found due to rounding.
(6)	All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.
(7)	Mineral resources that are not mineral reserves do not have a demonstrated economic viability.
(8)	The Mineral Resource estimates set out in the above table have been reviewed and verified by Marc Leduc, P.Eng, who is the President and Chief Executive Officer of Luna and is a qualified person under NI 43-101.

The following table sets forth the estimated Mineral Reserves for the Piaba deposit at the Aurizona project, effective as of February 17, 2015. On February 17, 2015, Luna chose to withdraw its reserves pending an economic evaluation of the resources and the development of an appropriate plan for treating the resources:

Proven and Probable Mineral Reserves (1 - 2)

Deposit	Classification	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)
Piaba	Proven	NIL	N/A	NIL
	Probable	NIL	N/A	NIL
	Proven and Probable	NIL	N/A	NIL

(1)	Luna Mineral Resource Update effective as at February 17, 2015.
(2)	The Mineral Reserves estimates set out in the above table have been reviewed and verified by Marc Leduc, P. Eng, who is the President and Chief Executive Officer of Luna and is a qualified person under NI 43-101.

Mining Operations

The environmental impact studies were completed in 1995 and submitted to regulatory authorities for review and approval. SEMA-MA issued Aurizona with an Operating License (“LO”) on July 11, 2007 to initiate the mining and processing of gold within the limits of DNPM Mining License 800.256/1978, an area comprising 9,981.47 hectares. The LO, No. 259/2007, was renewed and a new LO, No. 108/2010 was issued in March 2010 valid until March 2012. The renewal process for this license was initiated in November 2011. The LO was conditional upon Aurizona filing a conceptual closure plan, an update to the impacted areas and revised project description. This was submitted in October 2007. In 2009, 2010 and 2011, updates to clearing and operating licenses and a license for effluent dilution or pumping water from the tailings dam were issued and additional licenses for control of substances were issued by the army and police.

Gold markets are global and mature and there are no restrictions on gold sales outside of Brazil. Luna currently produces high-grade doré gold product that is transported by air to Umicore Refinery and then to London for sale on the spot market through a sales contract with Auramet Trading LLC. The terms contained within the sales contract are typical and consistent with standard industry practice. 17% of the gold production is forward sold to Sandstorm.

Luna’s production for the period 2010 – 2012 is shown below:

Description	2010	2011	2012	Total
Dry Ore (Tonnes) Au g/t Contained Ounces Recovery % Recovered Ounces	747,329 1.15 27,642 59 15,759	1,275,652 1.30 53,313 78 43,055	2,155,204 1.21 83,841 87 74,269	4,178,205 1.23 164,796 79 133,083

In February 2015, Luna ceased mining operations but continues to process its ore stockpile which should enable its milling operations to last until early Q3 2015. After the stockpile is processed, the Aurizona project will be placed on care and maintenance pending further exploration and evaluation of the hard-rock treatment option.

Exploration and Development

Luna commenced an expansion to the process plant (“Phase I Expansion”) to increase annual production capacity ore throughput to 10,000 Mt per day resulting in annual gold production averaging 135,000 ounces per annum. The Phase I Expansion commenced in December 2012 and was expected to be completed in the fourth quarter of 2013. The expansion was targeting low capital cost improvements to the existing Aurizona process plant with minimal impact to the plant’s established footprint or current operations, while further expansion studies were being completed. Aurizona’s increased capacity was to be facilitated as follows: commissioning of an intense leach reactor and four electrowinning cells; carbon regeneration kiln; new elution and acid wash columns to improve the efficiency of the elution circuit; installation of two new high-rate thickeners and installation of three new CIL tanks and ancillary equipment; improvements to ore receiving; and improvements to the existing grinding circuit.

In August 2014, Luna announced that, due to a combination of lower cash flow than budgeted during the first six months of 2014 and the revised capital estimates to complete the Phase I Expansion, Luna decided to delay completion of a portion of the expansion for an indefinite period. Luna advised that they intended to complete work packages 1 (“WP1”) and 2 (“WP2”) as well as honour any outstanding procurement commitments. WP1 and WP2 consisted of the carbon regeneration kiln, intense leach reactor, elution circuit and electro-winning cells. Work packages 3 and 4 were to be delayed indefinitely and consisted of a triple deck wet screen, cyclones, pumps and trash screen. Luna subsequently announced that WP1 and WP2 were also to be delayed (see below).

Aurizona Mine Milestones

Current activities at the Aurizona Mine include:

•	In February 2015, Luna announced that it was withdrawing its mineral reserve estimates for the Aurizona project pending further exploration and evaluation. Luna also reported that they were suspending mining operations indefinitely at Aurizona and that the plant would continue to process their ore stockpile for the next four to five months. In addition, Luna reported that it was not in compliance with its senior secured debt.

•	In January 2015, Luna reported that the Aurizona Mine produced 20,758 ounces of gold during the fourth quarter of 2014 and that Luna’s total gold production for 2014 from the Aurizona Mine was 74,622 ounces. Luna’s total gold production for 2013 from the Aurizona Mine was 79,229 ounces.

•	Luna also reported in January 2015 that mining activity would be reduced from mid-February 2015 onwards (to avoid the high costs of operating in the wet season) and that an ore stockpile, stored ahead of the plant, would be processed while mining activity is reduced. The target range for the stockpile is 700,000 to 800,000 tonnes of saprolite and transitional ore grading 1.2 grams per tonne. Reductions in mine site personnel will also be implemented to align the workforce to activities at the Aurizona mine.

•	In November 2014, Luna announced that it had undertaken a process to determine the optimum production profile for sustained long-life production at the Aurizona Mine and prioritize allocation of its limited capital in order to right-size production in the current gold price environment. Certain strategies were implemented which included the halt of all non-essential capital programs, including the tailings dam raise, completion of WP1 and WP2 of the Phase 1 Expansion and refurbishment of mining equipment. Luna further advised that work on the Aurizona Phase II Expansion Prefeasibility Study and the Aurizona NI 43-101 Resource and Reserve update was continuing and that they were working towards publishing their up-dated resource and reserve statement prior to April 30, 2015.

•	In July 2014, Luna engaged JDS Energy and Mining Inc. (“JDS”) to provide operational and technical support to address mining and processing deficiencies at the Aurizona Mine. JDS is a contract mining services firm which provides engineering, construction, procurement and management solutions internationally.

Santa Elena Mine, Sonora, Mexico

A technical report was prepared in accordance with NI 43-101 entitled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” dated July 25, 2013 but having an effective date of April 30, 2013. This report, while still having an effective date of April 30, 2013, was subsequently amended on March 4, 2014 and filed on SEDAR (the “Santa Elena Report”).

The following description of the Santa Elena Mine has been summarized, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars regarding the Santa Elena Mine. The Santa Elena Report is available for review under SilverCrest’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Santa Elena Report has been provided by SilverCrest.

Project Description and Location

The Santa Elena Mine is currently producing gold and silver from an approximately 2,500 tonne per day open pit and heap leaching operation which declared commercial production in July of 2011. The Santa Elena Mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of Banámichi. The Santa Elena Mine consists of six contiguous concessions (the “Santa Elena Concessions”) covering approximately 3,142.81 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of SilverCrest. Nusantara filed the Santa Elena 7 concession, which surrounds the other concessions. All concessions were ground surveyed by a registered land surveyor at the time of staking.

On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Baviacora (“Tungsteno”) to acquire a 100% interest in the Santa Elena Mine through staged option payments over 5 years for a total cost of $4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of the Santa Elena Mine with no underlying royalties. SilverCrest has maintained all of the necessary permits for exploration and facilities at the Santa Elena Mine. In 2009, the Santa Elena Mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Taxes based on the surface area of the concession are approximately $10,000 per year and have been paid to date. A further MIA was submitted to SEMARNAT in early January of 2013 for an amendment of the land use licence related to the underground expansion project and was approved in May 2013. The amendment approval allows for tailings facilities that were not previously approved for the current operation.

All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows SilverCrest access and authorization to complete mining exploration activities for 20 years for a maximum of 841 hectares. In July 2013, the surface rights agreement was amended to extend the lease for 20 years after ratification by the Ejido Agrarian court which took place in August 2013. Lease obligations have been met to date.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Santa Elena Mine can be accessed year round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banamichi, then by a gravel maintained road seven kilometres east to the mine site. The Santa Elena Mine is located on the western edge of the northtrending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The property is located on the range front at a low elevation in relation to the mountains immediately east and west, respectively. Vegetation is scarce during the dry season, limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas.

The climate is typical Sonoran desert, with a dry season from October to May. Average rainfall is estimated at 300 millimetres per annum. There are two wet seasons, July to September and October to May. The summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from 0 degrees Celsius to 40 degrees Celsius. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area.

Water for the Santa Elena Mine is available from two wells which were installed and tested in 2009 and 2011. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena Mine operation. Additional power for production is provided by onsite diesel generators. Future line power is possible, but requires permitting and a significant capital expenditure.

The Santa Elena Mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, a 2,500 tonnes per day ore open pit mine, a waste dump with the estimated permitted capacity of 35 million tonnes, a 3-stage crusher, two lined and certified leach pads, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, Merrill Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, four diesel generators, a core storage and logging facility and all required piping, power and security. Construction of infrastructure to support an underground mine expansion, new mill and processing facility is currently underway on site. The material on the existing heap leach facility will be removed, and there is space on the facility for rehandling of the tailings prior to transport to the waste dump as dry stack tailings. In January of 2012, the expansion of the Santa Elena Mine from an open pit heap leach operation to an underground mill operation was commenced with ground breaking of the underground portal. As of April 31, 2013, the expansion was approximately 30% complete with all major equipment purchased and the completion of all earthworks for the new processing facility, tank construction underway and approximately 1,300 metres of underground ramping and development.

Northern Mexico has significant precious and base metal mines and there is a significant workforce of trained mining and processing personnel. The communities of Cananea, located approximately 100 kilometres north, and Hermosillo, located 150 kilometres southwest of the Santa Elena Mine, are both considered exploration and mining centres and can provide services for heavy machine purchase and repair, materials fabrication and engineering services and supplies to the Santa Elena Mine. Alternatively, Tucson, Arizona is approximately a four hour drive north across the international Mexican USA border from the Santa Elena Mine.

History

Although minor amounts of historic production are evident at the Santa Elena Mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena Mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimates that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the Santa Elena Mine. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. This data is considered unreliable and has not been used for the purposes of the Santa Elena Report. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear.

In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS Chemex of Hermosillo, Mexico. This data has been used by SilverCrest for exploration purposes only and has not been used in the Santa Elena Report.

SilverCrest acquired the Santa Elena Mine in December of 2005 and the Santa Elena open pit has been in commercial production of gold and silver since 2011, with a mining rate of approximately 2,500 tonnes per day.

Geological Setting

Regional Geology

The Santa Elena Mine is located in northwestern Mexico where much of the geology can be attributed to the subduction and related volcanism of the Farallon Plate beneath the North American Plate. The east-directed subduction of the Farallon Plate began approximately 200 million years ago with the tectonic rifting of the supercontinent Pangea. The resulting northwest/southeast trending Sierra Madre Occidental extends from the USA-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. It is proposed that subduction of the Farallon Plate occurred at a relatively shallow angle, resulting in continental uplift across northern Mexico with accretionary terrains developing along the western fringes. The shallow subduction is also thought to be responsible for the tectonics that produced the Laramide orogeny. Continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene. The waning of compression coincides with the first part of Basin and Range extension. The silicic volcanism is thought to be related to fractional crystallization of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (1) plutonic/volcanic rocks: Late Cretaceous – Paleocene; (2) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (3) Silicic ignimbrites: Early Oligocene and Miocene (Upper Volcanic Complex); (4) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (5) repeat and episodic volcanic events relating to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. During the final stages of the deformation period during the Paleocene-Early Eocene, east-west and east/northeast-west/southwest extension occurred in the Lower Volcanic Complex that now hosts many porphyry deposits of the Sierra Madre Occidental. These porphyry deposits are hosted to middle Jurassic to Tertiary aged intrusions, located at Cananea, Nacozari and La Caridad. This east-west and east/northeast-west/southwest extensional direction is similar in orientation to the Santa Elena vein. Early Oligocene extensional tectonics occurred along the eastern Sierra Madre Occidental flank forming the typical basin and range province. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north/northwest striking normal faults. This extensional regime caused major deformation across the Sierra Madre Occidental exhuming pre-Cambrian basement rocks, especially in the Northern Sierra Madre Occidental. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

Local and Property Geology

The Santa Elena property is located at the northwest extent of the Sierra Madre Occidental. The primary rock types observed on the Santa Elena Mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. All the volcanic units in the immediate area of the Santa Elena Mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is associated with an east-west structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres from surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections and along a northwest trend. Andesite and granodoritic dikes have been identified at the Santa Elena Mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Exploration

During 2006 and the first half of 2007, SilverCrest completed an extensive exploration program. The exploration work included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. A total of 289 samples were collected and analyzed by ALS-Chemex in Hermosillo, Mexico and North Vancouver, British Columbia. This program focused on the identification of mineralization in the footwall (north) of the main mineralized zone. Selective sampling shows some anomalous lead, zinc and copper suggesting a possible mineralized intrusive (porphyry) at depth. Initial results from the 2007 geophysical program indicate deep-seated induced polarization highs. Several areas of additional mineralization were identified for follow up exploration work. Independent review of the exploration activities and reported significant intercepts have been previously conducted for the Santa Elena Mine. The authors of the Santa Elena Report have read the previous reviews and are of the opinion that the previous sampling was supervised by professionals and in general appears to meet accepted industry standards for use in the preliminary assessment.

In 2012, SilverCrest began construction of the underground portal and exploration decline. Mapping was conducted along the decline for geotechnical purposes in addition to sampling.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madres. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold + silver + antimony + lead + zinc + barium +calcium +manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The Santa Elena Mine is estimated to contain silver and gold with minor lead, zinc and copper. The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drill hole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the current open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analysis shows calcium content of up to 15%.

Drilling

During 2006, a core drill program consisting of 19 holes totalling 2,572 metres was completed by Major Drilling de Mexico (“Major”). Core holes (NQ size) were drilled on 100 metre sections along the east-west trending strike of the mineralized zone. All holes but two were drilled north at angles from negative 45 to negative 70 degrees.

SilverCrest completed a core drill program in 2007 consisting of 21 additional holes totalling 1,951.4 metres and, during 2008, a drill program consisting of an additional 48 core holes (9,939 metres), 4 geotechnical core holes (1,163 metres) and 21 reverse circulation drill holes (4,308 metres). Drilling for both programs was completed by Cabo Drilling de Mexico and Intercore Drilling de Mexico of Guadalajara.

SilverCrest completed a pre-production in-fill drill program in 2009 consisting of 11 in-fill reverse circulation drill holes (577 metres). Reverse circulation drilling was completed as pre-collars for coring and condemnation drilling in the proposed waste dump and leach pad areas.

From 2006 to 2009 a total of 144 combined drill holes were drilled at Santa Elena for a total of 25,088.8 metres.

During 2012 – 2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization with additional drilling and three drilling companies were contracted. A number of the deep drill holes were reverse circulation collared with diamond tails at depth in the mineralization. This drilling focused on delineating and extending the areas along trend and down-dip of the vein. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drill holes were collared using reverse circulation to expedite hanging wall drilling, then finished with diamond core from approximately 40 – 50 metres before the vein target depth. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 149 holes (48,980.18 metres including reverse circulation with DD tails) were drilled during the 2012 – 2013 program, including holes drilled from within the current pit. Down hole surveys were performed on a total of 134 drill holes from the 2012 – 2013 drill program. Surveys were taken at 50 metre intervals down the hole in addition to just below the casing and at the end of the hole.

In early May 2013, SilverCrest completed 25 large diameter drill holes, totaling 359 metres, on the current leach pad for the purposes of validating production date. Drill holes were spaced on a 25 by 25 metre grid and drilled to five to 20 metres deep. Enough material and space was left between the collar of the hole and the liner to prevent any damage to the liner and were stopped several metres above the surveyed location of the liner. All drilling operations were performed without the addition of water or other additives and full sample was collected per each interval drilled without any rejects on the drill site. A total of 164 samples were collected for analysis.

Core recovery for the 2012 – 2013 drilling program was measured in relation to market blocks and was generally good. Rock-quality designation was also measured and recorded during core logging.

Sampling and Analysis

During the 2005 to 2008 core drilling programs core was collected in plastic core boxes and labelled for hole identification and location. Each day, the core boxes were collected and delivered to the core laydown area located on the property. The core was measured for further identification and recovery and then geologically logged. After identifying the mineralized zone, core was selected for splitting in half with a hydraulic hand splitter. Sampling intervals were determined geologically. Once split, the core was placed in a plastic bag with a label and marked with the sample number. The remaining core was stored on the property in an enclosed area at the camp site or in the yard (under cover) at the company house in Cumpas.

The surface sampling conducted by SilverCrest in 2006 consisted of continuous channel sampling along exposed road cuts and outcrops. Sample locations were marked in the field with flagging and paint with subsequent survey of selective control points for sampling coordinates. The 2006 underground verification channel sampling program consisted of semi-continuous horizontal sampling of sample locations identified by Fronteer.

The 2008 reverse circulation drilling program consisted of collecting chips, placing the chips in plastic boxes at two metre intervals and labelling them for interval and hole identification. All surveying, including drill hole collars, was completed by GPS or a registered surveyor. Eagle Mapping of Vancouver, British Columbia completed an aerial flight in 2007 with detailed (one to two metre) contouring of the Santa Elena Mine. All drill pads and holes were validated using the new surface topography. The drill collars were marked in the field with a concrete cap. A similar process was used in the 2009 reverse circulation drilling program.

The 2012 – 2013 drilling program included procedures for the collection and labelling of the drill core. The drill core was recovered and stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The average sample length used in the 2013 resource is 1.74 metres. Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals and descriptions were recorded on the standardized drill logs. SilverCrest inserted Certified Reference Material, blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory QA/QC procedures were followed. For the 2012 – 2013 sampling, two independent analytical laboratories were used for sample analysis – Nusantara, an on-site grade control laboratory for the Santa Elena operations and ALS Chemex. Nusantara either prepared and analysed samples, or prepared and transported samples to ALS Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS Chemex in Vancouver for analysis.

For the heap leach sampling, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures – plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; full interval was sampled and samples were taken at multiple orders according to the depth of the hole; for holes with a length of ten and 20 metres, samples were taken every two metres; for holes with a length of 15 metres, samples were collected every three metres and only one five metre sample was collected for holes with a five metre length; all bags were labelled with the corresponding depth; samples were delivered to the Santa Elena lab for splitting to pulverization and additional splitting to generate aliquot for analysis. All samples were handled by geologists at Santa Elena site and samples were sent to the Santa Elena lab for analysis. Blanks and Certified Reference Material were inserted by exploration personnel prior to the sampling at the Santa Elena lab to carry out a QA/QC protocol in the preparation and analysis of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRM assay values.

The authors of the Santa Elena Report are of the opinion that the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards.

Security of Samples

Gravimetric analysis was completed for over limit assays on gold and silver. Internal standards and checks on the laboratory analyses were completed by both ALS Chemex and Acme. SilverCrest did not insert standards or blanks in the field. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory. Although reliant on internal laboratory control procedures the authors of the Santa Elena Report are of the opinion that the data was processed and verified properly and is suitable for estimating the resources and the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards.

Data Verification

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analysis on 289 surface samples for fire assay AA finish and fire assay gravimetric analysis. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

James Barr, P. Geo, visited the Santa Elena Mine between May 10-11, 2012 and October 13-14, 2012 during the 2012 – 2013 drilling campaign at which time rock exposure in the open pit and exploration underground decline were inspected, sample collection and logging procedures were reviewed, verification samples were collected and recommendations for sampling quality control measures were made.

For verification of Santa Elena results against ALS-Chemex, 751 samples were sampled at both Santa Elena and ALS-Chemex from the 2012 - 2013 Santa Elena drilling. Samples analysed at Santa Elena prior to sending to ALS-Chemex facilities in Hermosillo or Chihuahua were at the drill core, pulp or reverse circulation cutting stage of preparation. Samples of up to 250 grams of pulverized material, with 85% passed a 75 micron screen, were transferred internally to ALS-CHemex in Vancouver, British Columbia for analysis. A total of 175 samples within the resource are using results analysed from Santa Elena.

The authors of the Santa Elena Report are of the opinion that the data was processed and verified properly, meets accepted industry standards and is suitable for use in estimating resources.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Reserves and Mineral Resources for the Santa Elena Mine from the Santa Elena Report (gold only, excludes silver grades for Sandstorm reporting purposes):

Category (1)	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
Underground Diluted and Recoverable Reserves (2)
Probable	3,920	1.57	198,170
Open Pit Reserves (3)
Probable	1,427	1.52	69,830
Leach Pad Reserves (4)
Probable	2,844	0.65	59,420
TOTAL RESERVES	8,192	1.24	327,430
Underground Resources (5)
Indicated	2,143	1.69	116,000
Inferred	1,490	1.50	72,000

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All numbers are rounded. Underground and Leach Pad Mineral Reserves and Mineral Resources are based on three year historic metal price trends of $28 per ounce silver, $1,450 per ounce gold and metallurgical recoveries of 92% gold and 67.5% silver with metal ratio of Ag:Au at 70:1 used for grade cutoff determination. All Mineral Resources and Mineral Reserves conform to NI 43-101, 43-101CP and CIM definitions for Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Mineral Resources.

(1)	Open Pit and Leach Pad Probable Mineral Reserves were classified by SilverCrest. Underground Mineral Reserves and Mineral Resources were classified by EBA, a Tetra Tech Company.
(2)	Underground Probable Reserve is based on a cutoff grade of 1.47 grams per tonne gold equivalent with an average 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 13.4 metres.
(3)	Open Pit Reserve is based on a cutoff grade of 0.20 grams per tonne gold equivalent in a constrained pit shell with applied capping of 8 grams per tonne gold and 300 grams per tonne silver.
(4)	Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cut-off grade of 0.5 grams per tonne gold equivalent. No capping was applied.
(5)	Underground Mineral Resources are exclusive of Probable Mineral Reserves and based on 1 gram per tonne gold equivalent grade shell, a cutoff grade of 1.4 grams per tonne gold equivalent and applied capping of 12 grams per tonne gold and 600 grams per tonne silver.

Mining Operations and Exploration and Development

Santa Elena Mine Open Pit Mining

The Santa Elena Mine is a conventional open pit and on September 9, 2010, the Santa Elena Mine poured its first gold and silver dore ounces. All drilling, blasting and mining is completed by a local Mexican mine contractor utilizing a fleet of four 40 tonnes Caterpillar 740 carticulating trucks, three 70 tonnes Caterpillar 769 haul trucks, support equipment including one D8 and two D9 dozers, two excavators, two air track drills (Tamrock and G. Denver), one 140H Caterpillar grader, explosives truck and maintenance vehicles plus auxillary equipment including a water truck and light vehicles. The current optimized pit is designed for an estimated mine life of four years, which was originally 6.5 years. The design was changed to avoid a strip ratio up to 10:1 in year three and prevent excavation with a subsequent high cost diversion of the adjacent Tinaja gulch which has high water flows in the rainy season. With the optimization of the original pit, a portion of the original reserves have been transferred to underground. The overall strip ratio for the pit is approximately 4:1.

Spent ore will be delivered to the mill using a 3.5 cubic meter loader and a conveyor belt (grasshopper and stacker). A loader will load the spent ore from the leach pad onto a 24 inch wide conveyor belt capable of handling 220 tonnes per hour to be delivered to a stockpile area for blending with underground ore using a reclaim tunnel at the processing facility. Grade control will be performed on spent ore using a belt sampler. For the Santa Elena Report, a 50/50 blend is used to maintain a nominal 3,000 tonnes per day feed to the processing facility (1,500 tonnes per day underground ore and 1,500 tonnes per day spent ore from the leach pad). The tailings produced from the processing facility will be filtered and deposited as dry-stack tailings.

The ore from both underground and open pit resources will be processed by conventional cyanide leaching technology. In addition, partially leached material from the existing heap leach operations will be blended with underground ore at a variable rate and reprocessed through the same plant. The process plant has been designed to treat a nominal 3,000 tonne per day of ore, a mixture of freshly mined material and partially leached heap residue and has been designed to treat any proportion of these two types of feed.

The waste rock storage facility at Santa Elena has been designed for a capacity of 35 million tonnes and fully covers all planned open pit and underground waste and dry stack tailings.

The plan for open pit closure will be to transform the land back to its near original condition for best future land use. The open pit is not required to be backfilled but is required to be stable and fenced to prevent accidents.

Santa Elena Mine Underground Mining

The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, three well established underground mining methods have been selected for ore extraction, being longitudinal long hole stoping, transverse long hole stoping and mechanized cut and fill. In general, conventional mechanized mining methods have been selected. The basis of the development of the mining methods and consequent equipment selection has been that SilverCrest will undertake production drilling, blasting and loading using a contractor for the waste rock and ore haulage to surface. Initially a contractor will be retained to carry out mine development with jumbo drill rigs purchased later in the mining life, after which development will be done in-house. SilverCrest will undertake general mine infrastructure development, mine management and planning, general underground maintenance and provision of supplies, ore drilling and blasting, ore loading and ore development and tunneling (after purchase of a drilling jumbo). The haulage contractor will undertake haulage of all waste rock and ore to surface and backhaul of all backfill rock and tailings to underground. The development contractor will undertake initial ramp, ore drift and other tunneling underground.

Longitudinal long hole stoping is a sublevel bulk mining method involving a narrow, steeply dipping vein with competent ore and host rock. SilverCrest will employ longitudinal long hole stoping when the ore has a width of less than 15 metres. Stoping will begin by drilling and blasting the lower sublevel to initiate ore flow and provide an open face into which the ore will be blasted. The mining will then continue on the upper level and will retreat towards the cross cut intersection from the ramp from which the stope is accessed. In areas with a proposed stope thickness of greater than 15 metres, the transverse long hole mining method will be used. When mining transversely, access drifts will be driven perpendicular to the strike of the ore body from the initial footwall developments. Mining occurs by retreating from the hanging wall to the footwall, initiating ore flow by blasting from the footwall towards free face reated against the hanging wall. To mine the stope, it is divided into primary, secondary and possibly tertiary stopes. When the dip of the ore body results in stopes with a footwall inclination of less than 50 degrees, long hole stoping will not be suitable and mechanized cut and fill mining will be considered for those areas. Once each cut is mined out, it will be filled with cemented rock fill. Support will be required for the exposed cut back (roof) of each cut during mining, for safety of personnel operating machinery and working in the stopes.

Additional mining equipment will be required for the underground mine and the purchasing of the equipment has been scheduled based on when the equipment will be required in SilverCrest’s capital cost estimate schedule, with consideration for equipment delivery lead times. For the purpose of the pre-feasibility study contained within the Santa Elena Report, a preliminary schedule has been developed so that the stope tonnes and grades can be applied to a mining timeline. The development schedule was established by ensuring that the required development for all stopes operating in a particular period was completed in advance of production commencing. Allowance has also been made for a ramp up period. The mining schedule contained within the Santa Elena Report anticipates peak production to be reached in year six when both access ramps are actively producing. Mechanized cut and fill mining in the lower portions of the mine have been scheduled later in the life of mine.

Santa Elena Expansion Project

The Santa Elena Expansion Project involves combined processing of ore from the remaining reserves in the open pit, new reserves from underground development and reprocessing of spent ore from the existing heap leach pad in a new milling and processing plant. Construction of a 3,000 tonne per day mill and plant facility is currently underway on the property. An underground decline is being developed and has intersected the main mineralized zone at an elevation of 625 metres above sea level. The purpose of the Santa Elena Report is to document a pre-feasibility study completed for the Santa Elena Expansion Project and support the mineral resource and mineral reserve estimates announced by SilverCrest on May 29, 2013.

Environmental Conditions

Environmental studies have been conducted on the existing open pit excavation occurring at the Santa Elena Mine.

Sale of Product

Santa Elena is an operating mine and currently sells gold and silver as part of ongoing operations. 20% of the gold production is forward sold to Sandstorm.

Santa Elena Mine Milestones

Current activities at the Santa Elena Mine include:

•	As mentioned above, on May 29, 2013, SilverCrest announced updated its reserve and resource estimations for the Santa Elena Mine. The updated Probable Reserves (underground, open pit and leach pad) are estimated at 8.2 million tonnes grading 74.9 grams per tonne silver and 1.24 grams per tonne gold containing 19.7 million ounces of silver and 327,430 ounces of gold, representing a 103% increase in contained silver and a 50% increase in contained gold over the previous Probable Reserves statement. Updated Indicated Resources (exclusive of Probable Reserves) are estimated at 2.1 million tonnes grading 114.9 grams per tonne silver and 1.69 grams per tonne gold containing 7.9 million ounces of silver and 116,000 ounces of gold, representing a 127% increase in contained silver and a 99% increase in contained gold over the previous Indicated Resources.

●	In January 2015, SilverCrest announced that the Santa Elena Mine produced record production in 2014 of 2.81 million ounces of silver equivalent, 1.16 million ounces of silver and 27,609 ounces of gold and they provided estimated production guidance for 2015 for the Santa Elena Mine, as follows: 4.0 – 4.4 million ounces of silver equivalent, 1.6 – 1.8 million ounces of silver and 36,000 – 39,000 ounces of gold. In addition, SilverCrest reported that, in 2014, the Santa Elena Mine successfully transitioned from an open pit heap leach operation to an underground mining and milling operation. The new 3,000 tonnes per day mill was commissioned in August 2014 and the 526,525 tonnes of mill throughput in 2014 represented approximately seven months of production, including pre-commissioning milling. Metal production from the mill is estimated at 761,882 ounces of silver and 15,628 ounces of gold. Milling grades were impacted due to approximately 78% of the mixed mill ore coming from the leach pad reserve which has a lower grade than the 22% from the underground reserve grades. The expectation, in the first half of 2015, is that higher grade underground and open pit ore will be approximately 60 – 70% of the mill feed versus the lower grade leach pad ore. Mill recoveries are still being optimized with 2015 targets of 70% silver and 92% gold.

Black Fox Mine, Canada

A technical report was prepared in accordance with NI 43-101 entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Black Fox Complex” dated effective June 19, 2014 (the “Black Fox Report”). The Black Fox Report includes information on both the Black Fox Mine and the Grey Fox Deposit which are both located in the Black Fox Complex. The following description only includes information concerning the Black Fox Mine and has been summarized, in part, from the Black Fox Report and readers should consult the Black Fox Report to obtain further particulars regarding the Black Fox Mine which is available for review under Primero’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Black Fox Report has been provided by Primero.

Project Description and Location

The Black Fox property (the “Black Fox Property”) is located approximately ten kilometres east of Matheson, Ontario, along Hwy 101 east and approximately 655 kilometres north of Toronto, Ontario. It is located in the Hislop and Beatty townships, District of Cochrane, in the Larder Lake Mining District 90.

The Black Fox Property consists of one block of land comprising 32 parcels and 22 mining titles for a total of approximately 1,750.27 hectares of land. Some parcels and mining titles are subject to royalties (ranging from 1.5% to 3%) which are set out in detail in the Black Fox Report. All parcels and mining titles are either freehold mining lands (mining patents), a mining lease or a licence of occupation which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures or other fees. In addition, Primero’s operations are subject to receiving and maintaining permits (including environmental permits) from appropriate government authorities. Primero currently has all required permits for the Black Fox Mine operations as currently conducted.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Black Fox Property is located approximately ten kilometres east of Matheson, Ontario, which lies 55 kilometres north-northwest of Kirkland Lake and 60 kilometres east of Timmins, Ontario, Canada. Access is via Highway 101 East, which crosses the Black Fox claim block at the property’s center from east to west. The mine site and its facilities are located on the south side of Highway 101 East. The population of the Black River-Matheson Township, which includes the communities of Holtyre, Matheson, Ramore, Shillington, Val Gagne and Wavell, is approximately 2,600. Access within the property is achieved by various drill roads and all-terrain vehicle trails.

Supplies and services are available in Matheson or Timmins and materials can be delivered with a 12-hour turnaround. The primary industries are forestry and mining and the Black Fox Property is located within a well-established mining camp. Mining and exploration personnel as well as equipment can be found locally for projects in the area.

The minimum mean annual temperatures in the region range from -22 degrees Celsius in January to +10 degrees Celsius in July. The maximum mean annual temperatures in the region range from -9 degrees Celsius in January to +25 degrees Celsius in July. The mean annual rainfall for the region is 825 millimetres. Rapid melting of accumulated snowfall can produce local flooding on the Black Fox Property for short periods during the spring months. Average monthly wind speeds for the region are 11 to 15 kilometres per hour. It is possible to conduct exploration activities year-round.

The Black Fox Property is predominantly agricultural land with a mature willow shrub, poplar, black spruce, and white birch forest located to the south and eastern borders of the property. The region is characterized by outwash deposits from continental glaciation including raised beaches, flat clay pans and eskers. The low to moderate topography is marked by rock knobs and ridges. Elevation ranges from 295 to 330 metres above mean sea level.

Surface waters include lakes, rivers, and their associated habitats. Lakes include Froome Lake located 0.7 kilometres west of the Black Fox Mine, Leach Lake located 1.4 kilometres northwest of the mine and Lawler Lake located 1.7 kilometres south. Two other lakes, Salve located 5.2 kilometres north and Nickel located 5.9 kilometres north, form the headwaters of Salve Creek. Salve Lake is designated as a Forest Reserve and Recommended Conservation Reserve. The Black Fox Property is located within the Salve Creek and Pike River watersheds, which are both tributaries of Black River. Black River flows north into the Abitibi River which, in turn, flows into Moose River. Moose River ultimately flows into James Bay.

The infrastructure of the Black Fox Mine consists of support services, health and safety considerations, surface facilities, tailings storage and water management. A rigorous safety training program has been implemented to create a continuous improvement program and critical safe working procedures have been established and are enforced. Refuge stations have been installed in accordance with provincial and national requirements for underground mines. Each station is supplied with air (from the compressed air line), water, and communication equipment including mine phones and leaky feeder connections. Electrical power is being supplied to the mine site from the Hydro One Network. There is sufficient line capacity to meet projected power requirements in order to support current expansion plans. The feeders include a 5 mega volt ampere (“MVA”) 3500 system that splits into a 2.5 MVA in the east portion of the mine and the remaining 2.5 MVA to the western portion. Power is then to supply 5 KV-600V transformer substations. Mine supply water from the process freshwater tank is distributed to the underground levels via 4 – inch diameter pipelines. Further distribution to work headings is via 2 – inch diameter water lines. Process water is retrieved from the dewatering stream following de-sedimentation. Existing diamond drill holes making water also augment the mine supply water. Water is currently pumped from underground using a series of pumps throughout the mine. There are four pumps which can deliver a total capacity of 300 cubic metres per hour to the surface holding pond, however, the Black Fox Mine is currently transitioning to a new dewatering system. There is a small underground garage for running repairs and a surface shop to perform most of the maintenance requirements on the underground equipment fleet. Lockers, change room and shower facilities for 350 personnel are available. Office areas are made up of seven fully serviced modular buildings. There is also a compressed air plant. A tailings management area and a water management pond were constructed and operational in early 2010. The tailings management facility presently provides adequate containment for tailings as designed.

Access to the mine and mill sites, including the pit and tailings impoundments, is limited and security is present.

History

The Black Fox Property was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. The holes were drilled near diabase dykes located in the eastern most part of the property. In 1988, Glimmer Mine Inc. (“Glimmer”) put together the property package using a combination of crown and private lands. In 1989, Noranda Exploration Company Ltd. (“Noranda”) entered into a joint venture agreement with Glimmer to earn a 60% interest in the property. Between 1989 and 1994, Noranda, and later Hemlo Gold Mines Inc., completed eight drill programs. In all, 27,800 metres of drilling was completed in 142 holes. In addition to diamond drilling, exploration was conducted by way of geological, magnetic and gradiometer surveys, a UTEM survey, and a limited IP survey. In 1996, a final feasibility study on the project was based on probable reserves outlined to a depth of 250 metres. Drill-indicated reserves cut to 34 grams per tonne gold were calculated to be 634,234 tonnes averaging 11.72 grams per tonne gold, including a mineable reserve of 499,490 tonnes averaging 11.14 grams per tonne gold. These resources are historical in nature and should not be relied upon. It is unlikely they conform to current NI 43-101 criteria or to CIM Standards and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only.

Exall Resources Limited purchased the property from Hemlo Gold Inc. in April 1996, obtaining approximately a 60% interest in the property, with Glimmer Resources Inc. holding the remaining portion. Production ore from the Black Fox Property was custom milled from 1997 through 2001, subsequent to mineral tests carried out by Lakefield Research and others.

Production History from 1997 to 2001

Year	Tonnes	Gold Grade (grams per tonne)	Ounces	Gold Recovery (%)
1997	194,460	6.79	39,884	96.38
1998	308,734	6.67	64,319	96.90
1999	258,699	5.82	48,266	97.76
2000	255,234	5.82	46,418	97.04
2001	81,700	4.53	11,895	98.19
TOTAL	1,098,827	5.97	210,782	97.14

In September 2002, Apollo Gold completed the acquisition of certain real estate and related assets of the mine from Exall Resources and Glimmer Resources Inc. Between 2003 and 2007, Apollo Gold completed five drill programs. A total of 106,541 metres was drilled in 399 surface holes, and another 79,184 m in 396 holes from underground development. In addition to diamond drilling, exploration was conducted by way of IP surveys. In 2008, Apollo Gold produced a bankable feasibility study. The mineral reserves were calculated based on a gold price of $650 per ounce. Open pit reserves included 4,350,000 tonnes grading 5.2 grams per tonne gold at a cut-off grade of 1.0 grams per tonne gold (730,000 ounces) and underground reserves were 2,110,000 tonnes grading 8.8 grams per tonne gold at a cut-off grade of 3.0 grams per tonne gold (600,000 ounces). Underground reserves assumed 95% mining recovery, with 17% planned and 5% unplanned dilution at a grade of 0 grams per tonne. In July 2008, Apollo Gold completed the acquisition from St. Andrew Goldfields Ltd. of its Stock Mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario. In October 2008, Apollo Gold awarded a contract for the removal of the glacial till material over the open pit site and work commenced on October 23. During the same year, Apollo Gold received all necessary permits and approvals required to commence mining activities of the open pit. Apollo Gold received a Certified Closure Plan Approval, an Amended Certificate of Approval for Industrial Sewage Works, and a Permit to Take Water (Surface and Ground Water). Apollo Gold commenced open-pit mining at the Black Fox Property in March 2009. The 2009 drilling program included the first six holes drilled on the Pike River property to test the northern extension of mineralization from the adjoining Grey Fox property. Apollo Gold and Linear Gold Corporation merged to form Brigus in June 2010. The drilling surface program completed 14 condemnation drill holes (3,468 metres) around the Black Fox Mine. A helicopter-borne, high-resolution magnetometer survey was completed in September 2010, covering the 17 square kilometre Black Fox Property. A total of 1,570 holes (total of 145,919 metres) were drilled, logged and sampled at the Black Fox Mine by Apollo Gold and Brigus from January 1, 2008 to December 31, 2013.

Production ore from the Black Fox Mine between 2009 and 2013 is summarized below:

	2009	2010	2011	2012	2013	March 31, 2014	TOTAL
Open pit ore tonnes mined	631,000	792,482	433,267	907,077	663,428	199,861	3,627,115
Underground ore tonnes mined	-	-	170,889	164,926	297,110	66,621	699,546
Total ore tonnes mined	-	-	170,889	164,926	297,110	66,621	699,546

Tonnes milled	531,000	718,400	725,541	735,573	752,959	189,799	3,653,272
Head grade of ore (grams per tonne gold)	3.28	3.17	2.54	3.43	4.34	3.04	3.34
Recovery (%)	93%	92%	94%	95%	94%	93%	93.6%
Gold ounces produced	52,152	67,499	55,756	77,374	98,710	17,394	368,885

Primero acquired the Black Fox Property in March of 2014 and then conducted an exploration program on the Black Fox Mine, the details of which are discussed below.

Geological Setting

The Black Fox Property is located within the Abitibi Subprovince (Abitibi Greenstone Belt) of the Archean Superior craton, in eastern Canada along the northern margin of the Porcupine-Destor Deformation Zone (“PDDZ”). The rocks in the Black Fox Property are predominantly composed of metavolcanic rocks, metasedimentary rocks and related intrusions.

Regional Geology

Archean Superior Province - The Archean Superior Province forms the core of the North American continent and is surrounded by provinces of Paleoproterozoic age to the west, north and east, and by the Grenville Province of Mesoproterozoic age to the southeast. Tectonic stability has prevailed since approximately 2.6 Ga in large parts of the Superior Province. Proterozoic and younger activity is limited to rifting of the margins, emplacement of numerous mafic dyke swarms, compressional reactivation, large-scale rotation at approximately 1.9 Ga, and failed rifting at approximately 1.1 Ga. With the exception of the northwest and northeast Superior margins that were pervasively deformed and metamorphosed at 1.9 to 1.8 Ga, the craton has otherwise escaped ductile deformation. A first-order feature of the Superior Province is its linear subprovinces, or “terranes”, of distinctive lithological and structural character, accentuated by subparallel boundary faults. Trends are generally east-west in the south, west-northwest in the northwest, and northwest in the northeast. The term “terrane” is used in the sense of a geological domain with a distinct geological history prior to its amalgamation into the Superior Province during the 2.72 Ga to 2.68 Ga assembly events, and a “superterrane” shows evidence for internal amalgamation of terranes prior to the Neoarchean assembly. “Domains” are defined as distinct regions within a terrane or superterrane. The Black Fox Property is located within the Abitibi Terrane. The Abitibi Terrane hosts some of the richest mineral deposits of the Superior Province, including the giant Kidd Creek massive sulphide deposit and the large gold camps of Ontario and Québec.

Abitibi Terrane - The Black Fox Property lies within the Abitibi Subprovince (Abitibi Greenstone Belt) of the Archean Superior craton, in eastern Canada, along the northern margin of the PDDZ. This and the Larder Lake–Cadillac Fault Zone are the most important deformation zones within the Abitibi Subprovince in terms of both structural effects and gold production. The Abitibi Subprovince is divided into the Southern and Northern volcanic zones (respectively, the “SVZ” and “NVZ”) representing a collage of two arcs delineated by the DPFZ. The SVZ is separated from the Pontiac Terrane accretionary prism sediments to the south by the Larder Lake–Cadillac Fault Zone. The fault zones are terrane “zippers” that display the change from thrusting to transcurrent motion as documented in the turbiditic flysch basins unconformably overlain by, or in structural contact with, coarse clastic deposits in strike-slip basins. A further subdivision of the NVZ into external and internal segments is warranted, based on distinct structural patterns with the intra-arc Chicobi sedimentary sequence representing the line of demarcation. The 2735-2705 Ma NVZ is ten times larger than the 2715-2697 Ma SVZ, and both granitoid bodies and layered complexes are abundant in the former. In contrast, plume-generated komatiites, a distinct feature of the SVZ, are only a minor component of the NVZ, observed only in the Cartwright Hills and Lake Abitibi area. Komatiites rarely constitute more than 5% of greenstone sequences and the Abitibi is no exception. The linear sedimentary basins are significant in the history because they link arcs and best chronicle the structural evolution and tempo of Archean accretionary processes. The NVZ is composed of volcanics cycles 1 and 2, which are synchronous with sedimentary cycles 1 and 2, whereas the SVZ exhibits volcanic cycles 2 and 3, with sedimentary cycles 3 and 4. The southern Abitibi, in Ontario, is now interpreted to consist of nine autochthonous volcanic or sedimentary supracrustal assemblages, whereas it was previously interpreted as an amalgamation of numerous allochthonous terranes. In this autochthonous model, volcano-sedimentary successions throughout the Abitibi span 75 million years (2750-2675 Ma) and have conformable, unconformable, or disconformable contacts, which may be structurally modified. The Abitibi Subprovince displays a prominent east-west structural trend resulting from regional east-trending folds with an axial-planar schistosity that is characteristic of the Abitibi Greenstone Belt. The schistosity displays local variations in strike and dip, which are attributed to either oblique faults cross-cutting the regional trend, or deformation aureoles around resistant plutonic suites. Although dominant steeply-dipping fabrics are prevalent in the Abitibi Subprovince, shallow-dipping fabrics are recorded in the Pontiac Subprovince and at the SVZ-NVZ interface in the Preissac-Lacorne area. The PDDZ is the principal structure in the area of the Black Fox Property. It is a poorly exposed, regionally extensive fault zone that is characterized by steeply clipping penetrative foliations and serpentinite and talc-chlorite schist. The PDDZ is interpreted as a steeply dipping, long-lived strike-slip structure, more than 450 kilometres long, which was active between ca. 2680 and 2600 Ma. There is no significant difference in crustal level on either side (hence there is negligible net dip-slip component) but there is a minimum lateral offset of several kilometres. Diamond drilling indicates that the ductile component of the PDDZ is some hundreds of metres across, consisting of high-strain zones principally in ultramafic rocks, anastomosing around lower strain lozenges. The metamorphic grade in the Abitibi Subprovince displays greenschist to sub-greenschist facies except around plutons where amphibolite grade prevails. In contrast, two extensive high-grade zones coincide with areas of shallow-dipping fabrics. They are: (1) the turbiditic sandstone and mudstone of the Pontiac Subprovince at the SVZ contact which exhibit a staurolite-garnet-hornblende-biotite assemblage; and (2) the Lac Caste Formation turbidites at the SVZ-NVZ interface (Malartic segment) with sandstone and mudstone metamorphosed to biotite schist with garnet and staurolite. Most of the rocks of southern Abitibi, in the region of the Black Fox Complex, contain metamorphic mineral assemblages indicative of regional greenschist-facies metamorphism. Primary plagioclase, amphibole and, less commonly, pyroxene are largely replaced by metamorphic chlorite and epidote in mafic metavolcanic rocks. Epidote and quartz knots and stringers are locally abundant in pillow selvages and occur as amygdules. Leucoxene commonly replaces magneto-ilmenite, and secondary quartz occurs in narrow stringers in many places. Secondary amphibole occurs only adjacent to alkalic plutons and is considered part of a contact metamorphic aureole. Low-grade metamorphism is not apparently preserved in the mafic metavolcanic rocks, since zeolite minerals were not identified in the field or in thin section. Greenschist-facies metamorphic minerals in pelitic metasedimentary rocks are characteristically iron-rich chlorite and, less commonly, white mica. Primary detrital grains are well preserved in all metasedimentary rocks that have not undergone extensive hydrothermal alteration. In most places, biotite is absent indicating that metamorphism at low greenschist facies affected much of the area. Biotite does occur in metasedimentary rocks adjacent to some of the alkalic plutons, which is interpreted as a product of contact metamorphism.

Local Geology

The local geological setting in the Highway 101 area is represented by Neoarchean supracrustal rocks intruded by Paleoproterozoic and Keweenawan diabase dykes and Mesozoic kimberlite dykes and pipes. The supracrustal rocks are composed of ultramafic, mafic, intermediate and felsic metavolcanic rocks, related intrusive rocks, clastic and chemical metasedimentary rocks, and a suite of ultramafic to felsic alkalic plutonic and metavolcanic rocks. These rocks are divided into five distinct packages based on morphology, petrography, geochemistry and geochronology. The five assemblages are (from oldest to youngest): Kidd-Munro, Tisdale, Kinojevis, Porcupine and Timiskaming. The first three are predominantly composed of metavolcanic rocks, whereas the last two are predominantly metasedimentary rocks, although alkaline metavolcanic rocks and related intrusions also occur within the Timiskaming Assemblage. The Black Fox Property is essentially underlain by the Tisdale and Porcupine assemblages.

The Tisdale Assemblage underlies the part of Hislop Township to the north of the Arrow Fault (local name) and to the south of the PDDZ. In the Guibord and Michaud townships, the rocks south of the Arrow Fault and north of the PDDZ have been correlated with the Tisdale Assemblage based on rock type morphology, geochemistry and structures. The Tisdale Assemblage predominantly comprises tholeiitic mafic and komatiitic metavolcanic rocks with subordinate calc-alkaline intermediate and felsic flows, pyroclastics, and epiclastic deposits. Ultramafic metavolcanic rocks of the Tisdale Assemblage are restricted to the PDDZ in Hislop Township. Talc-chlorite schist is most common, and green mica, iron carbonate and quartz veins are observed in hydrothermally altered zones. Altered schist is dark green to black to orange-brown. It is generally fissile, but is locally indurated where silica and albite are present. Relict spinifex-textured flows occur at the Royal Oak open pit in Hislop Township and are reported in diamond-drill logs near the Black Fox mine. Massive, spinifex-textured and brecciated flows are common in less deformed areas. Elsewhere, ultramafic metavolcanic rocks are poorly exposed and their distribution is inferred based on diamond-drill data and airborne geophysical magnetic surveys. Mafic metavolcanic rocks comprise approximately 50% of the Tisdale Assemblage and are predominantly composed of massive, pillowed and pillow breccia flows. Chlorite schist is common in faults and shear zones, and iron carbonate, albite, sericite and quartz occur in hydrothermally altered zones. Variolitic flows, flow breccia and hyaloclastite are common whereas tuff is rare. Massive flows are exposed in several areas and are generally green, fine- to medium-grained, equigranular rocks with no distinguishing features. Pillowed flows are common and measure 60 to 70 centimetres long by 30 to 40 centimetres wide and display rims up to two centimetres thick. They are generally well formed and may be either closely packed with little interpillow material or may have up to 15% interpillow chert and hyaloclastite. Flows are generally a few metres thick and commonly capped by flow breccia and hyaloclastite. Fragmental rocks are interpreted as mafic intrusion breccia, younger than the Porcupine Assemblage metasedimentary rock. These deposits are heterolithic with aphanitic and phaneritic mafic metavolcanic clasts, wacke, argillite, framboidal pyrite clasts and rare felsic porphyry clasts that are up to 30 centimetres in size, but average two to eight centimetres. The clasts are angular to round; some have reaction rims, some chilled margins, a few have very angular boundaries, and most are subangular massive mafic metavolcanic clasts. The deposits are generally clast supported with a matrix composed of fine-grained mafic tuff or rarely highly indurated, very fine-grained hyaloclastite. The deposits are poorly sorted; clast gradation and bedding planes are absent. Pyrite is common throughout the deposits both as clasts and as disseminations in the matrix. Mafic schist occurs in faults and shear zones throughout the Tisdale Assemblage and is characterized by light to dark green fissile rock that retains few if any primary features. Chlorite and secondary amphibole are common minerals in unaltered schist. Iron carbonate, white mica and quartz are common minerals in hydrothermally altered schist. Variolitic flows occur throughout the Tisdale Assemblage, but are less abundant than in the Kidd-Munro Assemblage. Variolitic flows north of the New Kelore mine shaft and northeast of the Hislop mine belonging to St Andrew Goldfields Ltd contain 30 to 85% varioles that are commonly coalesced. Some outcrops that appear massive and display green-grey weathering contain microscopic variole structures. Variolitic flows were also observed at the Royal Oak open pit. The strong spatial association of variolitic flows with gold mineralization in the Abitibi Subprovince appears to be a function of the Fe to Mg ratio (Fe/Mg) and brittle failure of the altered flows in response to stress. White albitite dykes intruded ultramafic and mafic schist at the Black Fox mine in northern Hislop Township. Although the dykes are relatively narrow and discontinuous, they contain high-grade gold mineralization where stringer and disseminated pyrite are present. The dykes also contain fluorapatite, as does the albitite at the Taylor gold deposit approximately 20 kilometres to the west.

The Porcupine Assemblage is composed of wacke, siltstone, argillite and rare pebble conglomerate. Gabbro, quartz-feldspar porphyry, syenite stocks and lamprophyre dykes intruded the metasedimentary rocks. Rare felsic metavolcanic tuff is interbedded with the metasedimentary rocks in Beatty Township. Fine- to very fine-grained wacke and siltstone are the most abundant meta-sedimentary rock types and commonly weather light brown to light grey with a grey to dark grey fresh surface. Graded beds two to 25 centimetres thick are common, although massive wacke beds up to 70 centimetres thick were observed north of Highway 101 in Munro Township. Other common bed forms include “rip-up” argillite and, rarely, chert clasts as well as load casts. In thin section, plagioclase and quartz are most abundant; lithic fragments generally comprise less than 5% of the framework grains. Wacke is texturally immature with angular to subrounded grains that are clast- to matrix-supported, with a matrix characterized by white mica, chlorite and rarely epidote. The absence of biotite indicates that metamorphism at low greenschist facies affected these rocks. Light green to black argillite beds, a few millimetres to five centimetres thick, commonly overlie wacke beds and locally form units up to three 3 metres thick near the contact with the Kidd–Munro and Tisdale assemblages. Argillite beds that cap wacke are commonly laminated or massive and, as such, form the D and E subdivisions of the Bouma sequence. Recognition of the Bouma sequence indicates that turbidity currents deposited these sediments in a subaqueous environment below the wave base. Argillite is composed of very fine-grained quartz, feldspar, white mica and chlorite. Graphite and less common disseminated pyrite are the opaque minerals that comprise up to 65% of the rock near Guibord Hill and most likely account for airborne electromagnetic conductors in this area. Pebble conglomerate occurs near the Talisman gold mine in northern Guibord Township. The conglomerate is confined to a narrow interval approximately 1.5 to two metres wide and is composed of one to seven milllimetres subangular to subrounded fragments, which are composed of chert, argillite, siltstone, felsic metavolcanic and quartz-feldspar porphyry clasts. Carbonate and sericite alteration, combined with quartz veining and rusty weathered pyrite, mask the surface relationships with other rock types. More than 25% of the pebbles were derived from felsic metavolcanic and quartz-feldspar porphyry sources. Some of the felsic clasts are amphibole-phyric and a calc-alkaline geochemical affinity is inferred. Quartz occurs as clasts, as phenocrysts within fragments, and in the matrix as detrital grains and as secondary crystals introduced by alteration events. Silicification, combined with carbonate and sericite alteration, masks many of the primary textures. The rock is texturally immature indicating that transportation and reworking of the fragments was not extensive.

Porcupine-Destor Deformation Zone - The PDDZ extends across the Highway 101 area, continuing westward to the Kapuskasing Structural Zone and eastward through Québec to the Grenville Front area, for a total distance of more than 600 kilometres. The PDDZ strikes southeast in Hislop Township and generally becomes more east striking along the rest of Highway 101. The deformation zone is complex, with different structural styles restricted to specific segments. Each segment is bounded, to a first-order approximation, by prominent north-northwest-striking faults that transect the PDDZ. For example, distinct differences in structural style occur across the Hislop and Garrison faults. West of the Hislop Fault, the PDDZ strikes southeast to east and dips moderately (45 to 65 DEGREES) to the south. The PDDZ marks the contact between the Porcupine and Tisdale assemblages and is characterized by mafic and ultramafic schist in zones that range from 250 to 800 metres wide, as well as numerous foliation-parallel and crosscutting brittle faults. The PDDZ also contains albitite, lamprophyre and quartz-feldspar porphyritic sills and dykes that intruded the zone. Basalt and some clastic metasedimentary rocks occur as relatively undeformed wedges within the deformation zone and provide competent hosts for gold mineralization. Kinematics are poorly understood along this portion of the PDDZ, however a reverse vertical movement (south-over-north) is interpreted at the Black Fox Mine and south-over-north thrusting is interpreted on the fault zone in the Monteith area. The main trace of the PDDZ is accurate between the Hislop and Garrison faults. Clastic and chemical metasedimentary rocks of the Timiskaming Assemblage occur within the deformation zone that varies between 100 and 1,500 metres wide. Talc-chlorite schist occurs along the north margin of the deformation zone in the Tisdale Assemblage and is indicative of ductile strain. The southern limit of the deformation zone is marked by brittle-ductile faulting accompanied by diabase dyke intrusions and abrupt contacts between the Kinojevis and Timiskaming assemblages. The deformation zone is near vertical and kinematics are poorly constrained. North-northeast and north-northwest brittle and brittle-ductile faults transect and offset the PDDZ. Several poorly exposed shear zones occur parallel to and splay off of the main PDDZ to the north.

Property Geology

Most of the Black Fox Property is rather flat and lacking in outcrops. Pleistocene overburden averages 20 metres thick and is composed of lacustrine clay, gravel and till. A variably sheared, faulted, carbonatized and mineralized sequence of komatiitic ultramafic volcanics belonging to the Lower Tisdale Group strikes southeast across the property, along the southeast strike of the PDDZ. This structure and the surrounding stratigraphy dip to the southwest at approximately 45 degrees. These altered and deformed komatiites are generally bleached to a light grey-buff colour with ankerite-talc and ankerite-quartz-sericite-fuchsite assemblages. This alteration package is underlain to the north by a thin, fine-grained, green greywacke-type sedimentary unit, a thick sequence of massive to pillowed tholeiitic mafic volcanics, and lastly by the regionally extensive package of argillites and wackes of the Porcupine Group sediments which underlie the northeastern portion of the property. To the south and forming the hanging wall of the main ankerite zone are green, relatively undeformed, very fine-grained and pillowed tholeiitic mafic volcanics with lesser intercalations of black komatiitic ultramafic flows displaying chlorite-serpentine, chlorite and talc-chlorite alteration. Numerous syenitic and feldspar±quartz porphyry sills and dykes of various ages occur primarily within the main ankerite alteration zone. They are commonly massive to brecciated, silicified and pyritic with occasional sericite and hematite alteration and a more common black chlorite alteration at the contacts. They vary in colour from pink, grey, whitish, yellow, pale green and reddish. Fragments of these dykes frequently occur within the more strongly deformed green carbonate zones. Very narrow, massive, dark green to buff-green mafic dykes and sills commonly occur within the main ankerite zone. They are generally weakly altered and probably postdate much of the alteration and deformation. Diabase dykes are the youngest rocks in the area, occupying very late north-striking crustal fractures.

Mineralization

Gold mineralization at the Black Fox Mine occurs in several different geological environments within the main ankerite alteration zone which has a strike length of over 1,000 metres and a variable true width ranging from 20 metres to over 100 metres. This mineralized envelope occurs primarily within komatitic ultramafics and lesser mafic volcanics within the outer boundaries of the PDDZ. The auriferious zones have several modes of occurrence, from concordant zones that follow lithological contacts and have been subsequently deformed, to slightly discordant zones associated with syenitic sills and quartz veins or stockworks.

Work carried out has identified four different styles of mineralization within the mineralized envelope at the Black Fox Mine, as follows:

●	Free gold associated with shallow dipping (20 - 50 degrees) quartz veins and stockworks in green carbonate and ankerite altered untramafic rocks (U0, B0, B2 and A1 structures)

● Gold-bearing pyrite associated with syenitic sill-like bodies (J0, R0/Ri structures);

●	Gold associated with fine-grained pyrite within bleached ankerite-sericite altered mafic volcanic rocks (C0 structure);

●	Free gold in steeply dipping sigmoidal quartz veins associated with shear zones within green carbonate alteration zones (S0/S1 structures).

More than 15 separate mineralized structures have been identified to date within the ankerite envelope. The two main auriferous zones are the Al at the hanging wall contact and the C08 located at the footwall contact. The many other smaller zones between them generally have less continuity and width and represent parallel mineralized shears and faults. From previous underground work, it appears that the subhorizontal zones along the structure often have the greatest thickness, on the order of ten to 15 metres, and the highest grades. These subhorizontal zones are interpreted as dilation zones formed during episodes of folding and structural movements. The majority of other mineralized zones and quartz veins range in width from one to five metres.

More than three generations of quartz veining have been identified in the Black Fox Mine workings. Shear/fault zones paralleling the main mineralized envelope are responsible for the localized formation of these quartz vein and stockwork zones. The presence of sigmoidal vein structures, multiple quartz injections and re-sheared vein material with chloritic slips indicate complex and repeated structural movements at the time of formation. Visible gold commonly occurs as fracture-fillings within the veined zones associated with chloritic slips. Gold mineralization is erratic in places within the quartz stockwork zones, probably due to the fact that only certain vein sets carry gold while others are barren.

The Black Fox Mine is located with other gold deposits near the PDDZ. The auriferous zones seem to be associated with an orogenic gold occurrence related to longitudinal shear zones (greenstone-hosted quartz carbonate vein deposit). They correspond to structurally controlled, complex epigenetic deposits hosted in deformed metamorphosed terranes.

The Black Fox Mine is typical of gold mineralization within the PDDZ, west of the Hyslop Fault. High-grade gold is confined to discontinuous quartz veins, pyritic albitite dykes and as free gold on chloritic fractures. Carbonate, sericite (commonly as green mica), quartz and albite are common alteration minerals which are tightly focused around the ore zones. Ore zones are also commonly hosted in ultramafic and mafic metavolcanic schist.

Exploration

Primero became the owner of the Black Fox Property on March 5, 2014. In April 2014, InnovExplo Inc. (“InnovExplo”) was retained by Primero to perform an Updated Mineral Resource Estimate for the Black Fox Property in accordance with the reporting requirements of NI 43-101. InnovExplo is an independent mining and exploration consulting firm based in Val-d’Or, Québec.

The most recent exploration work performed by Primero on the Black Fox Mine consisted exclusively of diamond drilling, which is discussed below.

Drilling

Between January 1, 2008 and December 31, 2013, Brigus drilled 1,570 diamond drill holes at the Black Fox Mine, for a total of 145,919 metres. The goal of the 2013 drilling program was to better define the Black Fox Mine resources. From January 1 to March 5, 2014, Brigus drilled 127 diamond drill holes at the Black Fox Mine for a total of 13,042 metres. Between March 5 and May 23, 2014, Primero drilled 326 diamond drill holes at the Black Fox Mine for a total of 31,338 metres, which includes capitalized (exploration and delineation) and operational definition drilling. None of the 2014 holes are included in the current mineral resource estimate.

Multiple databases were received from Brigus and Primero and reviewed for the Black Fox Mine and the historical information in the Black Fox Report was taken in part from reports produced before the implementation of NI 43-101. In some cases, little information is available about sample preparation, analytical and security procedures for the historical work in the reviewed documents and Primero assumes that the exploration activities conducted by earlier companies were in accordance with prevailing industry standards at the time.

Every surface drill hole collar on the Black Fox deposit was either professionally surveyed or surveyed using a hand held GPS. Underground drill holes are located using surveyed stations. The majority of the holes were also surveyed by a downhole instrument. InnovExplo did not verify surveys in the field, but did check to make sure that no unrealistic data were present in the database. Some issues were raised concerning the azimuth and dip for drill holes in the 03 series at the Black Fox Mine. Recent development in waste material, instead of the anticipated high-grade material, had relied on data from historical hole 03BF055 which indicated the presence of high-grade mineralization. InnovExplo consulted the original hardcopy of the log and discovered a comment made by the logger mentioning a potential error in the downhole survey values. Unfortunately, the reported azimuth and dip were entered in the database despite the comment. It is InnovExplo’s opinion that this hole should either be resurveyed and that other random checks should be performed throughout the 03 series. InnovExplo also observed similar location issues with holes from the 12, 80, 630, 685, 686, 704 and 722 series. At one time, Brigus representatives had also raised doubts about the 235 series, mentioning that it might be possible that the magnetic deviation of 11.8 degrees had not been deducted from the survey readings before entering the values in the database. InnovExplo’s review of 59 hardcopy logs could not conclusively confirm whether the magnetic survey results had been taken into account because there is no trail from the original survey to the corrected one. In 2014, Primero employees resurveyed the collars of some of the holes for which doubts were raised. Primero’s Exploration Manager for Northern Ontario confirmed that the 235 series is free of errors and that the current database is valid. No surface drilling was underway during the site visits. The surveys conducted on the Black Fox deposit are considered adequate for the purpose of a resource estimate, although a professional survey campaign is recommended for any collar that was only surveyed using a hand held GPS. InnovExplo also recommends addressing the location issues identified during the data verification process.

Sampling and Analysis and Security

As previously mentioned, Primero became the owner of the Black Fox Property on March 5, 2014. Primero did not carry out any sampling or sample analysis at the Black Fox Property prior to the reporting date of December 31, 2013 of the resources and reserves estimates presented in the Black Fox Report.

It was brought to InnovExplo’s attention that whole core samples were being used for analytical purposes, which is not unusual for definition drilling in producing mines. The author of the Black Fox Report was therefore unable to perform a thorough review of selected mineralized core sections during site visits. The only drill core available for review was in the boxes currently being logged at the time of the site visits.

Primero personnel explained the entire path taken by the drill core, from the drill rig to the logging and sampling facility and finally to the laboratories. Although InnovExplo is of the opinion that half the core should be kept for future reference, the described protocols were deemed otherwise suitable and adequate. Permanent core box storage had not been necessary before the effective date of the Black Fox Report because, once the whole core samples were shipped to the laboratory, the rest of the barren drill core was discarded. The absence of stored core boxes prevented InnovExplo from reviewing tags and identifying any errors that could have potentially led to database errors.

The drill core was boxed, covered and sealed at the drill rigs, and transported by drilling employees to the logging facility where Brigus personnel would take over the core handling. The core was logged and sampled by or under the supervision of Brigus’ geologists at the core shack of the Black Fox Mine. Each sample was tagged. Drill core samples were bagged by technicians and then grouped in batches. The sample batches were shipped to one of the five following laboratories in Ontario during the period of reference: Black Fox Mill Laboratory, which is now owned by Primero and is not accredited or certified by the SCC (“Black Fox Mill”) located between Matheson and Timmins; Cattarello Assayers, an independent commercial lab which is not accredited or certified by the SCC (“Cattarello”) in Timmins; Accurassay Laboratories, which is an independent commercial lab which has ISO/IEC 17025 accreditation through the SCC (“Accurassay”) in Thunder Bay; ALS Laboratory, an independent commercial lab which is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the SCC (“ALS”) in Thunder Bay; and PolyMet Labs, an independent commercial lab which has ISO 9001 certification through the SCC (“PolyMet”) in Cobalt. They were prepared according to each laboratory’s sample preparation protocol for the given analytical procedure. The decision of where to send a batch was based on several reasons, including pickup schedules and turnaround time.

The sampling and assay QA/QC protocol consisted of an in-field component managed by Brigus logging and sampling personnel and an in-laboratory component managed by the laboratories. The in-field QA/QC consisted of inserting blanks and certified reference standards. Reject and pulp duplicates (“prep duplicates”) were also inserted by Brigus staff, but no field duplicates were prepared before September 2013. Core samples were placed in sealed bags and sent for analysis.

At the Black Fox Mill, gold was analyzed by lead fire assay with atomic absorption spectrometry finish using a 30-gram nominal sample weight. For high values (typically over 30.0 grams per tonne of gold), samples were re-assayed with a gravimetric finish. At Cattarello, gold was analyzed by lead fire assay with atomic absorption spectrometry finish. For high values, samples were re-assayed with a gravimetric finish. The certificates do not indicate the nominal sample weight or the values for which a gravimetric finish was conducted. The certificates from Accurassay and ALS do not indicate the method used, the nominal sample weight, or the laboratory protocol. At PolyMet, gold was analyzed by lead fire assay with gravimetric finish.

In September 2013, as part of an internal mandate, InnovExplo conducted a review and verification of existing QA/QC protocols at the Black Fox Property and recommended certain corrective measures to be taken. The discussion below is thus divided into two time periods: (a) from the last mineral resource update in October 2010) until September 2013, the time of InnovExplo’s audit and recommendations; and (b) from September 2013 to the end of December 2013, the effective date of the Black Fox Report.

(a)	QA/QC from October 2010 to September 2013

During this period, Brigus inserted a total of 1,874 blanks and 1,672 standards in the batches for a total of 3,546 in-field QA/QC materials. A total of 799 coarse crush duplicates were also inserted. In addition to Brigus’ QA/QC procedures, each laboratory used an internal QA/QC system that included tracking certified reference materials and in-house quality assurance standards. The field blank used for drilling from October 2010 to September 2013 was derived from unmineralized segments of drill core and from barren quarry rock. Each was placed into a plastic sample bag and given a routine sample identification number. Blanks were sent to three of the five laboratories used (Black Fox Mill, Accurassay, and ALS). InnovExplo’s recommended quality control protocol stipulated that if any core or quarry blank yields a gold value above ten times the detection limit, the entire batch should be re-analyzed. For the period from October 2010 to September 2013, 152 blanks (8.1% of the blank samples) exceeded this recommended threshold. Many blank samples returned values significantly higher than ten times the detection limit (up to greater than 10 rams per tonne of gold); these may represent carry-over contamination, inherent mineralization, or tag mix-ups (Standards or mineralized core sent as blanks). The standards consisted of certified reference materials (“CRMs”) provided by CDN Resource Laboratories Ltd and RockLabs Ltd. The standards used were CDN-GS-2L, CDN-GS-7E, CDN-GS-9A, SK62, SL61 and SN50. According to databases received from Primero, a total of 1,955 standards were inserted during the October 2010 to September 2013 period. According to recommended quality control protocols, a batch should be re-analyzed if its standard yields a gold value above or below three standard deviations of the standard grade (i.e., an outlier). Applying such criteria to the databases received from Primero, InnovExplo determined that 25% of the batches warrant re-analysis. Duplicates are used to check the representativeness of the results obtained for a given population. A series of duplicate samples taken at each stage of the sampling and sample preparation process enables the precision to be monitored incrementally through the stages. The number of duplicate types depends on the number of process steps, but typically there should be three: a field duplicate, a coarse crush duplicate, and a pulp duplicate. From October 2010 to September 2013, Black Fox Mine coarse crush duplicates and pulp duplicates were prepared at the laboratories, but Brigus did not prepare any field duplicates. A total of 799 original-duplicate sample pairs (635 crush duplicates and 164 pulp duplicates) were identified in the database for the period from October 2010 to September 2013. All pulp duplicate results are from the Black Fox Mill laboratory and show a correlation coefficient of 92.37%. The correlation coefficient (%) is given by the square root of R² and represents the degree of scatter around the linear regression slope. Results correlate well for this type of deposit.

(b)	QA/QC from September 2013 to December 2013

The field blank used for the period from September 2013 to December 2013 was derived from unmineralized segments of drill core and from barren quarry rock. Each was placed into a plastic sample bag and given a routine sample identification number. Blanks were sent to three of the five laboratories used (Black Fox Mill, Accurassay, and PolyMet). InnovExplo’s recommended quality control protocol stipulates that if any core or quarry blank yields a gold value above ten times the detection limit, the entire batch should be re-analyzed. For the period from September 2013 to December 2013, 7 blanks (1.05% of the 639 verified blanks) exceeded this recommended threshold. A few blanks that returned values significantly higher than ten times the detection limit (up to about 7.5 grams per tonne of gold) may represent either carry-over contamination, inherent mineralization, or tag mix-ups (standards or mineralized core sent as blanks). The standards consisted of CRMs provided by CDN Resource Laboratories Ltd, Ore Research & Exploration PTY Ltd, and RockLabs Ltd. During the three-month period from September 2013 to December 2013, 15 standards were used. According to the databases received from Primero, a total of 661 standards were inserted during the period. Seventy-three (73) outliers were identified from the results for 661 standards. According to recommended InnovExplo quality control protocols, a batch should be re-analyzed if its standard yields a gold value above or below 10% of the certified grade for the standard. Applying such criteria to the databases received from the client, InnovExplo determined that 11.04% of the batches from September 2013 to December 2013 warrant re-analysis. InnovExplo observed that many of the CRMs used are specifically intended for oxide-type deposits. This type of standard is not suitable for the Black Fox Mine and may explain, in part, the significantly high rate of failure. InnovExplo strongly recommends that all oxide-type standards be discarded and replaced by sulphide-type standards from now on. Batches that used oxide-type standards should be re-validated using suitable CRMs. From September 2013 to December 2013, Brigus prepared only 13 field duplicates. A total of 571 original-duplicate sample pairs (285 crush duplicates and 286 pulp duplicates) were identified in the database for the period from September 2013 to December 2013. All pulp duplicates are from the Black Fox Mill and Accurassay laboratories and show a correlation coefficient varying from 89.45% to 97.42%.

Data Verification Conclusion - InnovExplo believes that a thorough review of the entire Black Fox database is warranted. Emphasis should be put on validating all drill hole locations and assay results. Regarding QA/QC, a total of 152 blanks (8.1% of the verified 1,871 blanks) from the October 2010 to September 2013 drilling programs at the Black Fox Mine failed to return gold values lower than ten times the detection limit. From those, numerous blank samples returned values significantly higher than this threshold. For the period from September 2013 to December 2013, only 7 blanks (1.05% of the 639 verified blanks) exceeded the recommended threshold. This represents a significant improvement since InnovExplo’s first audit. Also, a total of 420 CRM samples (25% of the 1,955 CRMs) from October 2010 to September 2013 failed to return acceptable values. For the September 2013 to December 2013 period, InnovExplo determined that 11.04% of the batches warrant re-analysis. Although the percentage of failed values for CRM samples dropped from 25% to 11% since InnovExplo’s verification of the QA/QC protocol in September 2013, there is still room for additional improvement. The original-duplicate pairs at the Black Fox Mine show good coefficients of correlation for this type of deposit and are considered acceptable. InnovExplo recommends that all batches that failed, whether due to blanks or standards, should be re-assayed in order to improve the confidence level in the database. InnovExplo is of the opinion that the data verification process conducted for the purpose of the Black Fox Report identified numerous aspects that would warrant improvement. Despite the fact that some errors can still be found in the drill hole database, that whole core is being sampled which prevents certain validation procedures, and that uncertainties remain in the underground void distribution and drill hole surveys, InnovExplo considers the available data to be valid and of sufficient quality to be used for mineral resource estimation.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Black Fox Mine:

Indicated and Inferred Mineral Resources (1 to 11)
(Inclusive of Mineral Reserves)

Classification	Cut-Off Grade (grams per tonne gold)	Potential Material	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)
Indicated	˃3.00	Underground	1,852,800	7.48	445,336
	˃0.90	Open Pit	1,423,900	3.99	182,518
	TOTAL INDICATED		3,276,700	5.96	627,854

Stockpiles (classified as Measured)			716,200	1.07	24,706

Grant Total (Measured + Indicated)			3,992,800	5.08	652,560

Inferred	˃3.00	Underground	326,300	9.52	99,889
	˃0.90	Open Pit	364,100	5.80	67,897
	TOTAL INFERRED		690,400	7.56	167,786

(1)	Black Fox Mineral Reserves are fully included in the Mineral Resources.
(2)	Black Fox Mineral Resources are reported as of December 31, 2013.

(3)	The Mineral Resources have been reviewed and verified by Harold Brisson, Eng, PhD, Resource Manager for Primero, who is a qualified person under NI 43-101.
(4)	Gold price assumed is $1,300 per ounce and exchange rate of C$1.10=US$1.00 was used in the gold cut-off grade calculations.
(5)	Mineral resources are not mineral reserves as they do not have demonstrated economic viability.
(6)	The quality and grade of the reported Inferred resources are uncertain in nature. There has been insufficient exploration to define these resources as Indicated or Measured and it is uncertain whether further exploration would result in upgrading any of the Inferred resource to an Indicated or Measured category.
(7)	The Stockpile resource was provided by Primero and accepted as is by InnovExplo. All stockpile material was assigned to the Measured category.
(8)	The life of mine pit plan was used to constrain the potential open pit material for the Main Envelope area. A pit shall was produced with Whittle and used to constrain the potential open pit material for the Fault Zone. The potential underground material is based on the remaining resource outside the pit shells. In-Pit and Underground resources were compiled at cut-off grades from 0.40 to 5.00 grams per tonne gold (for sensitivity characterization). A cut-off grade of 0.90 grams per tonne gold was slected as the official in-pit cut-off grade and a cut-off grade of 3.00 grams per tonne gold was selected as the official underground cut-off grade. Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost.).
(9)	While the results are presented undiluted and in situ, the reported mineral resources are considered to have reasonable prospects for economic extraction.
(10)	The number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
(11)	Detailed footnotes can be found in the Black Fox Report as filed on SEDAR.

The following table sets forth the estimated Mineral Reserves for the Black Fox Mine:

Proven and Probable Mineral Reserves (1 to 6)

Classification	Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)
Open Pit	Probable	1,468,500	3.7	173,900
Underground	Probable	1,663,900	6.3	339,100
Stockpile	Proven	716,200	1.1	24,700
Total	Proven + Probable	3,848,700	4.3	537,700

(1)	Black Fox Mineral Reserves are reported as of December 31, 2013.
(2)	The Mineral Reserves have been reviewed and verified by Harold Brisson, Eng, PhD, Resource Manager for Primero, who is a qualified person under NI 43-101.
(3)	Cut-off grade for the open-pit is 1.0 grams per tonne gold, using an open-pit mining cost of C$3.14 per tonne, processing cost of C$26.81 per tonne, G&A cost of C$11.86 per tonne and gold metallurgical recovery of 94%.
(4)	Cut-off grade for the underground is 3.4 grams per tonne gold, using an underground mining cost of C$98.95 per tonne, processing cost of C$26.81 per tonne, G&A cost of C$11.86 per tonne and gold metallurgical recovery of 94%.
(5)	Gold price assumed is $1,250 per ounce and an exchange rate of C$1.00=US$0.90.
(6)	Overall, 82% of the Black Fox Mine measured and indicated resources have been converted to reserves.

Mining Operations

Overview

The Black Fox Mine includes an open pit and an underground mine. Total mill throughput in 2013 was approximately 753,000 tonnes (2,063 tonnes per day), of which 297,000 tonnes (39%) was mined from the underground operation.

Open pit mining is conducted using a conventional truck-and-shovel mining method. The first two phases of the open pit have been depleted, with the third phase currently being mined. Overburden removal in Phase 3 is complete. The third phase is planned as the final phase of the Black Fox pit although the potential for an additional pushback is being evaluated.

Underground mining utilizes three predominant mining methods, longhole stoping, cut-and-fill, and shrinkage stoping. The mining method is selected based on the geometry of the orebody. Longhole stoping is utilized whenever the dip of the orebody is steep enough to allow ore to roll down the footwall and the continuity of the ore is sufficient to allow suitable stoping blocks. Ground conditions and the stability of the hangingwall are also taken into consideration. Longhole stopes are mined both longitudinal and transverse, with the latter being applied to ore widths greater than 10 metres. Development waste is used for backfill where possible, however cemented backfill is used where adjacent stopes are planned, to minimize dilution and maximize ore recovery.

Open pit ore at Black Fox is hauled from the pit bench to the ore stockpile using Caterpillar 777 trucks. Underground stope and development ore is mucked by scoop-tram and loaded into trucks on each level. Ore is trucked up the main ramps and tipped outside the portal, on the open pit 9913 bench. From here, a Caterpillar 992 front-end loader loads the ore into open pit Caterpillar 777 trucks, which haul the ore up the pit ramp to the ore stockpile. Once ore is transported to the stockpile, all ore is segregated, crushed and piled separately. Proper signage is utilized within the quarry boundaries to ensure that there is no mishandling of the ore. Transportation of ore to the mill is by the means of ‘over the road’ 40 tonne trucks. A truck tagging system is in place, both when exiting the mine and entering the mill site. Each different ore type has an associated coloured tag to avoid confusion in regards to hauled material. All road ore trucks are weighed upon arrival to the mill. Once delivered to the mill site, the ore is stockpiled separately according to ore type and shipping grade. There are two distinct waste groups in the open pit, clean waste and dirty waste. Clean waste is material that is outside of the main mineralization zone and contains no metals or sulphides. Each waste type is stored as per environmental standards at diverse dumping locations on the mine site. Underground development waste is generally moved to stopes as fill.

Open Pit

The open pit mining at Black Fox utilizes conventional drill-and-blast methods to break the rock and truck-and-shovel for loading and haulage of ore and waste. In 2013, total material movement averaged 29,600 tonnes per day at an operating strip ratio of 7.57. Waste shots are mined to the full bench height of 6 metres. Ore is typically mined with greater selectivity at three metre bench heights and using smaller excavators, to minimize dilution. Open pit planning begins with the block model projection of each six metres thick mineable bench. This bench is evaluated against the block model and drill holes to distinguish areas of ore and waste. The waste section of the bench will be drilled off as a waste shot. A waste shot is defined as a blast pattern that requires no sampling. The drill holes are 6 inch diameter and the holes are drilled on a four metre by 4.6 m pattern. Once blasted, the waste is mined at the full bench height of 6 metres. Waste is mined using the Komatsu PC 2000 excavator or the Caterpillar 992 front end loader. An ore shot is drilled using 4 inch diameter holes, drilled on a three metre by 3.3 metre pattern. Once blasted, this material is mined at half bench elevations to minimize dilution of the ore. Two samples are taken per drill hole in the ore shot, one in the top 3 metres and one in the bottom 3 metres of the hole. Ore is mined using Caterpillar 385 excavators. Drill patterns in the vicinity of historic underground workings are drilled as breakthrough patterns, requiring specific drill-and-blast procedures. In breakthrough patterns, longer holes are drilled to confirm the location of the underground void and determine if the void is open or has collapsed. Open pit ore is mined using the Caterpillar 385 excavators, which allows more selective mining and less dilution compared to the larger excavator. This is especially important when mining the narrow vein areas. Waste removal is completed using the Caterpillar 992 front end loader and Komatsu PC 2000 excavator with larger bucket capacities.

Underground

The predominant underground mining methods at the Black Fox Mine are longhole stoping, mechanized cut-and-fill, and shrinkage stoping. The stope design process begins with the mine geologists providing wireframes of the ore showing the hangingwall and footwall contact. From this, the planning engineer will select the optimum mining method, apply the cut-off grade, and create mineable stope shapes. Longhole stoping is selected wherever the orebody geometry and geotechnical conditions are suitable. Level intervals are typically 20 metres, but range from 15 metres to 25 metres. Several levels, typically three of four, comprise one mining block which is mined from bottom up, to minimize the use of sill pillars. Depending on the width of the orebody, a stoping block can be mined longitudinally or transverse in a primary-secondary sequence. Hanging wall drifts are developed on each level through waste, or following the stockwork ore zone where possible. A footwall drift is developed along the footwall contact of the orebody. Cross cuts extend from the hangingwall drift to the footwall drift to provide a drilling horizon and act as the drawpoint for stope mucking. A drop-raise provides the initial void of the stope on the footwall contact. This is then expanded to form a slot across the full span of the stope. Stable stope spans are determined through geotechnical analysis and typically range from 12 metres to 15 metres. Drill rings are blasted into the open void and the ore is mucked from the bottom cross cut by scoop-tram with remote control. Primary stopes on the bottom level of a block are mined first and then backfilled with cemented backfill. Two lifts of primary stopes are mined before the first secondary stopes are started to allow the drilling drifts to be reused as mucking drifts for the next level above. Secondary stopes are filled with uncemented development waste where possible. When mining cannot begin at the bottom of an orebody, the bottom of the lower stoping level is filled with higher strength backfill to facilitate underhand mining of the upper level stopes of the mining block below. This sequence will ensure availability of multiple stopes on different sublevels. Mechanized cut-and-fill is used at Black Fox where the dip of the orebody is too shallow for longhole stoping or if the ground conditions are not suitable for longhole stoping. A stope ramp is driven down to the sill cut of the stope where mining begins. Depending on the width of the orebody, mining is done with a full face jumbo round and slashing. The height of the cut is limited to 4 metres, primarily for the grade control, and for ground stability. When the cut has been mined, development waste rock is hauled into the stope for backfill and to establish a floor from which to mine the next cut. Access to the next cut is created by slashing the back of the stope ramp. The sequence is repeated for a total of six cuts or lifts, covering a vertical interval of 24 metres. Shrinkage stoping is also used for narrow and steeply dipping veins at Black Fox mine. To begin the shrinkage stope, a raise is driven, at the end of the structure, to follow the ore vein. Once the raise is completed, breasting or uppers commence from the raise moving towards the end of strike. The muck blasted from each round is left on the floor as a pad to work from. The mining continues as breasting or uppers until the end of strike is reached. The procedure is continued until all the lifts as per the design are completed. Once all of the lifts are completed, the muck is then removed from the stope with remote-controlled scoop-trams.

Production Forecast

The previous Black Fox mineral reserve estimate was presented in the Black Fox technical report issued in January 2011. Since then, reserves have been estimated by depleting the 2011 reserves with production tonnes and grade. Using this approach, the total Proven and Probable Mineral Reserve at the Black Fox Mine, as at December 31 2013, is 4,469,000 tonnes at 5.2 grams per tonne for 822,500 ounces of gold. The Mineral Reserve Estimate outlined in the Black Fox Report has been developed from an updated resource block model using updated mining shapes. Changes to the mineral resources have had the greatest impact on the reserve estimate, but the change in mining method, increase in cut-off grade, and different reserve estimation methodology have also contributed to the difference in reserve estimates.

Environmental Conditions

Environmental and operating performance reporting for the Black Fox Mine site is submitted to the Ministry of Environment on an annual basis. Effluent discharge quality has continued to meet permit requirements and receiving water quality has achieved provincial water quality criteria and/or background conditions. Two environmental issues of note are related to failures at the waste rock pile, and higher than anticipated seepage into the open pit. Corrective actions were undertaken by Primero to address the stability of the pile included expanding the waste rock footprint, reducing the bench heights and flattening the overall slope of the pile. To date, no further failures have been reported. Also, the corrective actions undertaken by to date include the installation of three interceptor wells in November 2013 at the western perimeter of the pit to divert and reduce groundwater inflows to the pit, and installation of additional pumping and pipelines to increase treated effluent discharges. In addition, a site-wide water management study was completed to identify required modifications to the existing water management facilities to regain operating flexibility of the mine water collection and treatment facilities. Primero is currently planning to proceed with detailed designs in 2014 and implementation of those modifications by 2015.

To account for the recent and proposed future modifications to the site’s water management facilities and expanded rock pile footprint, Primero is in the process of obtaining an amendment to the site’s Environmental Compliance Approval (ECA), Permit to Take Water, and the approved Closure Plan. The Closure Plan amendment will also require an update to the financial assurance to account for the expanded waste rock pile footprint and the resulting increase in runoff volumes that will require collection and treatment during the closure phase. The primary closure cost is associated with long term treatment of arsenic in runoff from the waste rock pile. The corrective action undertaken by Primero to minimize runoff volumes from the rock pile requiring treatment during the closure phase, and thereby partially offset the additional financial assurance related to collection and treatment, involves progressively rehabilitating the west portion of the waste rock pile by placing a low permeability soil cover over the pile. The cover is expected to shed natural runoff, thus reducing the volumes of water to be collected for treatment to seepage waters only. Aboriginal and public consultation meetings were held by Primero as part of the approval process for the existing Closure Plan. At this time, it is understood that additional consultation by Primero will not be required for the proposed upcoming amendments, however, Provincial regulators will inform the local Aboriginal communities of any permit/approval amendment applications for the site as part of their review and approval process.

Markets and Sale of Product

The Black Fox mine is an operating mine and currently sells gold as part of ongoing operations. 8% of the gold production from the Black Fox Mine is forward sold to Sandstorm.

Black Fox Mine Milestones

Current activities and milestones at the Black Fox Mine include:

•	In February 2015, Primero announced that its 2015 $12.3 million exploration program at Black Fox includes 105,000 metres of diamond drilling, the focus of which is to delineate the Upper Central Zone, infill the mineralization between the current 520 metre level and the identified mineralization to a depth of 800 metres, test the depth potential to 1,000 metres and further explore the Lower East Zone.

•	In January 2015, Primero announced that it has produced 20,300 ounces of gold during the fourth quarter of 2014 from the Black Fox Property. This resulted in 2014 production, from their March 5, 2014 acquisition date, of 63,900 ounces of gold from Black Fox. Primero initiated an optimization program at the Black Fox Mine after its acquisition, increasing underground exploration and development throughout the year. The Black Fox Mill operated at approximately 2,300 tonnes per day in 2014, with over 70% of the ore coming from the open pit and only 30% coming from the underground, accordingly to plan, as Primero focused on building its underground stope inventory. Furthermore, Primero advised that its 2015 production outlook for Black Fox was estimated at 75,000 – 85,000 ounces of gold. They stated that they would continue producing predominantly from the open-pit until mid-2015, when production from the underground is expected to increase to approximately 1,000 tonnes per day. Primero advised that, for the first half of 2015, they would remain focused on oncreasing their inventory of long-hole stopes in the west, central and east regions of the underground mine. Primero stated that they remain commited to the Black Fox Mine, reducing its costs and increasing its production as they continue to outline the mineral potential at depth. Primero invested $17.0 million in exploration at the Black Fox Mine in 2014 and was successful at increasing the known mineralization depth to at least 800 metres below surface with a central high-grade zone.

•	In September 2014, Primero provided an exploration and operational update for the Black Fox Property and they advised that they had modified their original short term mine plan in order to build long-hole stope inventory throughout the remainder of 2014 and early 2015. They announced the results from additional high-grade intercepts in the lower central, lower east and Tamarack zone and advised that results in the lower central zone expand the known mineralization and provide reassurance that the mineralization is continuous between the current mineral reserves and previously drilled mineralization at a depth of approximately 720 metres. Recent drill results suggested the potential of a high-grade corridor present from the existing infrastructure to at least 250 metres below. Drill results close to existing infrastructure, approximately 90 metres east of the current mineral reserves, confirmed that the ore-body remains open to the east. Drilling in the upper east and upper west zones near the current open-pit infrastructure returned encouraging results and they stated that the Black Fox ore-body extends approximately 500 metres below surface in the east and west zones. The Black Fox ore body remained open laterally and at depth and Primero indicated that their objective was to systematically test the extension of the current zones.

•	In July 2014, Primero announced new high-grade drilling results at depth from the Black Fox Mine. Their 2014 exploration and delineation program included 55,700 metres for the Black Fox Mine and approximately 8,330 metres had been drilled to date. Promero announced the results from six additional high-grade intercepts. Drill holes 440-16-EB (which returned 24.4 grams per tonne gold over 14.7 metres), 440-24-E, 440-25-E, 645-02-W and 440-23-EB (which returned 9.9 grams per tonne gold over 31.8 metres) confirmed and expanded the areas of known mineralization at depth in the lower central zone of the Black Fox deposit. This lower central zone remained a focus of Primero’s 2014 exploration program. They advised that better drilling angles would be available in the second half of 2014 from the new 520 level exploration drift, with drilling targeting a zone located between 1,020 metres and 1,170 metres below surface. A new mineralized zone was also discovered in the lower west zone of the Black Fox deposit. Drill hole 345-23-W, a step out drillhole testing for mineralization in the lower west zone, returned 3.5 grams per tonne gold over five metres. Further drilling in the lower west zone was planned in the second half of 2014. Their remaining 2014 exploration program planned to continue to test the full lateral and depth potential of the Black Fox Mine. The lower east and Tamarack zone, both regions believed to be high exploration potential regions for the underground mine, were to be drilled in the second half of 2014. Primero had also begun a surface exploration program to drill the east and west extensions of the open-pit, which was in its third push-back, with the objective of extending the open-pit life.

Bachelor Lake Mine, Canada

A technical report was prepared in accordance with NI 43-101 entitled “Technical Report on the Bachelor Lake Gold Project Prepared for Metanor Resources” dated April 26, 2011 (the “Bachelor Lake Report”). The following description of the Bachelor Lake Mine has been summarized, in part, from the Bachelor Lake Report and readers should consult the Bachelor Lake Report to obtain further particulars regarding the Bachelor Lake Mine. The Bachelor Lake Report is available for review under Metanor’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Bachelor Lake Report has been provided by Metanor.

Property Description and, Location

The Bachelor Lake Mine is a previously mined gold property currently under development. The Bachelor Lake Mine is located in the Le Sueur Township approximately 225 kilometres northeast of Val d’Or and is composed of five blocks totalling 241 claims and two mining concessions (total area 7,566.73 hectares) which are 100% owned by Metanor Resources Inc. (“Metanor”). The Geonova Block is composed of 51 claims and two mining concessions totalling an area of 1,867.67 hectares. The Hewfran Block is composed of 38 claims totalling 683.5 hectares. The Hansens Block is composed of 12 claims totalling 311.33 hectares. The MJL-1 Block is composed of 76 claims totalling 1,672.12. The MJL-2 Block is composed of 64 claims totalling 3,032.1 hectares.

The Bachelor Lake Mine infrastructure is located on mining concessions which is comprised of surface and underground rights to explore and extract mineral resources as well as to erect and operate all required infrastructure to support mineral extraction activities. Surface rights are sufficient for the proposed mining operations. Mining concessions are renewed every year. Claims do not comprise surface rights and are renewed every two years at their expiration date. Since various blocks of claims have been registered at different periods of time, their expiration dates differ. For the Bachelor Lake Mine, the total renewal fees to be paid over one cycle of renewal are $9,984. The total work required to cover one cycle of all claims renewal total is $342,720. The total excess of work credits total is $2,028,467.

The property was not surveyed with the exception of the two mining concessions. There are no major environmental issues, land claim issues, ownership disputes pending. In early 2010, Metanor appointed GENIVAR to undertake an environmental evaluation for the proposed mine development. The application for Certificate of Authorization to proceed with a bulk sample was submitted to the Ministère du Développement Durable, de l’ Environnement, de la Faune et des Parcs (“MDDEFP”) in 2010. All necessary environmental permits to proceed to commercial production were obtained in July 2012. Metanor is in the process of obtaining the necessary permits and authorizations from government and regulatory agencies.

The following permits have been obtained in relation to the Bachelor Lake Mine: A Certificate of Authorization for mill process; a Modified Certificate of Authorization to process 500,000 tonnes at a rate of 800 tonnes per day (Barry Project); A Certificate of Authorization for the installation of a cyanide destruction process (OZONE); A Certificate of Authorization to increase the mill capacity at 1,200 tonners per day; A Certificate of Authorization to process a bulk sample of 5,000 tonnes (Bachelor Lake Gold Mine); A permit to extract 900,000 tonnes from Bachelor Lake Gold Mine; and a Certificate of Authorization for Land Reclamation Program.

The Bachelor Lake Mine is subject to five royalties. The first royalty is 1% of the revenue with Jubilee Gold Exploration up to a maximum of $1,750,000. The second royalty is 2% of the revenue generated from the Hewfran claims portion of the property with Teck Cominco. The third royalty is 0.5% of the revenue generated from the Bachelor claims portion with Gold Royalties. The fourth royalty is 0.5% of the revenue generated from the Bachelor claims portion with Sandstorm Gold. The fifth royalty is 0.25% of the revenue generated from the Bachelor claims portion with Wolfden Resources Inc. (“Wolfden”).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Bachelor Lake Mine is located 3.5 kilometres south east of the village of Desmaraisville. The community is serviced by bus and truck transport, and is connected to the provincial power grid and telecommunication systems. A large population of experienced miners and related tradespersons is available within a 240 kilometre radius of the mine. The Bachelor Lake Mine is at an elevation of 355 metres above sea level and is relatively flat. The outcrop exposure is minimal and wetlands cover the central and southern part of the property. The property is accessible via Hwy 113 which connects Chibougamau to Val d’Or. The property is located in the municipality of James Bay, 3.5 kilometres south east of Desmaraisville, which is accessible by a gravel road.

The average daily temperature is slightly above one degree Celsius. An average precipitation of 929.4 millimetres falls annually of which 703.8 millimetres is rain and 225.6 millimetres is snow. Operations can occur throughout the year.

Existing mine buildings are located atop a rocky hill. East of the mine is the tailings ponds with an area of approximately 50 hectares and the polishing pond with an area of five hectares. The surface infrastructure includes, an underground mine, including hoistroom, compressor room, headframe, and shaft; a tailings pond, polishing pond, dykes and drainage ditches; a mill including the assay laboratory, refinery, and crushing room; an administrative office and warehouse; a garage and fuel tanks; storage for hazardous materials; and an upgraded security system. A camp facility was built to house workers about two kilometres from the mine. The housing capacity of the camp will allow for expansion to meet rising labour needs. There are offices for the management staff of various departments, a first aid facility, and a security gatehouse directly on the mine site.

Several phases of refurbishing work have been completed by Metanor during the past few years. The mill was completely renovated and put into operation in January 2008. The grinding capacity was increased by the addition of a new ball mill the same year, raising the throughput to 700 tonnes per day. A rod mill was commissioned in February 2010 increasing grinding capacity to over 1,000 tonnes per day. Major work has been completed to bring the old tailings ponds into current regulation as required by the MDDEFP. A berm was built to divide the old impoundment into two sections (tailings pond and decantation pond). Another berm was built on the west side of the tailings ponds to prevent any spills into the environment. Observation wells were also installed to sample the water table around the tailings area.

The compressor room and compressors were also completely overhauled. These compressors are now automated and the output is 3,500 cubic feet per minute. The site is equipped with automated back-up diesel generators. The hoisting infrastructure was refurbished in 2009. Currently the site is fed by four mega volt amps from Hydro Quebec and is sufficient for the current plan.

History

The Bachelor Lake Mine was originally staked by O’Brien Gold Mines Ltd. (“O’Brien”) in 1946. This discovery was followed by various exploration works: trenching, geophysical surveys and numerous drill holes. In 1951 the Quebec Department of Mines performed geological mapping of the Bachelor Lake Mine.

Bachelor Claims

During the 1960’s, Sturgeon River Mines Ltd. (“Sturgeon”) sank a shaft and launched an underground drill program. Surface and underground exploration was carried out by Quebec Sturgeon River Mines from 1972 to 1975. In the 1980’s, Bachelor Lake Gold Mine Inc., a subsidiary of Sturgeon, conducted several underground development work phases and commercial production commenced in 1982. From 1984 to 1985 Bachelor Lake Gold Mines Inc. performed humus geochemical survey; with a total of 1,283 samples being taken. From 1985 to 1987 very low frequency and electromagnetic and health surveys were carried out. The deepening of the shaft to Level 12 was completed in 1987, and production ceased in 1989 with a total of 130,341 ounces of refined gold. Ore dilution was excessive and was undoubtedly the main reason for the financial difficulties. The mine was placed on a care and maintenance basis, when costs exceeded revenues.

Hewfran Claims

In 1946, S-Francis Mining discovered Agar #1 and #2 which was followed by geological mapping and trenching. In 1948 Batch River Gold Mines discovered two zinc showings and a gold showing in the northern third of Lots 12-19, RV. This was followed by numerous geophysical surveys, mapping and trenching. Dome Exploration did testing for Coniagas-type massive sulphide mineralization. The extension of Agar #2 showed 34 diamond drill holes totalling 4,066 metres. In 1957 Quebec Bachelor Mining Corp. performed a magnetometric survey of the north-western part of the Hewfran property. In 1960 a geological survey was performed by Roxford Mining. An induced polarization survey and drilling program was performed by Sturgeon River Mines in 1965 and Valdex Mines (“Valdex”) in 1970 discovering several weak anomalies. Valdex went on to perform magnetometric and electromagnetic surveys in 1971. Valdex carried out geophysical surveys searching for Coniagas-type massive sulphides and Bachelor-type gold.

In 1978, Brominco Inc. (“Brominco”) carried out induced polarization surveys in several parts of the property. In 1983 detailed mapping was carried out through Kretschmer with a very low frequency electromagnetic survey and lithogeochemistry covering the north east corner of the property. Detailed geology, humus surveys and diamond drilling was carried out by Brominco. In 1986, Aur Resources Inc. (“Aur”) commenced a program to explore for the extension of the Bachelor Lake Mine, with a major exploration drilling program from May 1987 to May 1989. In 1988, Aur tested bulk samples from the Main Zone.

Prior Ownership

In 1990, a joint venture agreement was negotiated with Hecla Mining Company of Canada (“Hecla”) whereby Hecla could earn a 60% interest for placing the property back into production. After Hecla acquired control of Acadia Mineral Ventures Ltd (“Acadia”) the Bachelor Lake Mine was assigned to Acadia. Acadia carried out 167.64 metres of underground drifting to establish 2 drill stations. A number of significant gold intersections were cut.

Espalau Mining Corporation (“Espalau”) acquired the Bachelor Lake Property and from 1994 to 1995 realized surface diamond drilling holes as a follow-up program to a magneto metric and very low frequency survey. GéoNova Explorations Inc. (“GéoNova”) acquired a 100% interest in the Bachelor Lake Mine in March of 2001, including buildings (offices, shops, compressor rooms, headframe, cyanidation plan and crusher room).

Between 2003 and 2004, Wolfden signed an agreement to acquire a 50% interest from GéoNova after incurring $3,000,000 in exploration over three years and dewatering was undertaken.

In 2004, Metanor acquired the 100% interest held by GéoNova for $2.3 million. Halo Resources Inc. (“Halo”) satisfied its commitments to acquire a 50% undivided ownership in the property in 2005 and the Bachelor Lake joint venture (“BLJV”) between Halo and Metanor was created. The BLJV commissioned a 2005 technical report by InnovExplo Inc. (“InnovExplo”).

Metanor acquired 100% of the Bachelor Lake Mine from Halo in November, 2007.

Geological Setting

Regional Geology

The Bachelor Lake Mine is located within the Northern Volcanic Zone of the Abitibi sub-province, Superior province. The Bachelor Lake Mine is situated near the western limit of the Chibougamau-Chapais greenstone belt. The mafic to felsic volcanic and volcanoclastic rocks of the Bachelor Lake Mine are part of the basal mafic-dominated sequence referred to as the Volcanic Cycle I. The Northern Volcanic Zone of the Abitibi sub-province is interpreted as a diffuse arc passing laterally into a back-arc environment with numerous felsic and mafic-felsic edifices and intra-arc sedimentary basins.

The Bachelor Lake Mine lies along a local northeast trend which is deviated from the general east-west pattern of the Abitibi sub-province due to significant synvolcanic pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault in the Bachelor Lake area. Rock units typically include mafic, intermediate and felsic flows and their intrusive equivalents. Post-tectonic lamprophyre dykes are also present.

Local Geology

The Bachelor Lake Mine is underlain by Archean volcanic rocks of the Obatogamau Formation in a poorly known and poorly explored area of the Abitibi greenstone belt. Based on the absence of marker horizons and the paucity of outcrops, it is difficult to establish a well defined rock sequence in the Coniagas-Bachelor Lake area. The Obatogamau Formation includes mafic, intermediate and felsic flows and synvolcanic intrusive equivalents which are the host for the volcanogenic massive sulphide occurrences. A local composite stratigraphic section shows a typical complex volcano-sedimentary assemblage. This stratigraphic sequence includes the 280 metre thick Coniagas Mine sequence represented by a maficdominated volcanoclastic sequence. A significant 500 to 700 metre thick, lenticular and dome shaped felsic unit composed of massive to brecciaed rhyolitic to rhyodacitic lava flows occurs up-section. This felsic-dominated unit corresponds to the Bachelor Lake Mine gold deposit host rocks. Mafic volcanic and volcanoclastic rocks make up the upper part of the sequence. The Auger Lake and Bachelor Lake sedimentary rocks remain enigmatic, but probably mark the top of the sequence. The late emplacement of several plutons, adds to the complexity of the region. Post-tectonic lamprophyre dykes are also common at the Bachelor Lake Mine and kimberlitic dykes were documented in the Desmaraisville area.

The local northeast trending sequence deviates from the general east-west pattern of the Abitibi sub-province due to the presence of significant pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault. The folded volcanic rock sequence shows local changes in trend from North 25 degrees to North 65 degrees, with vertical to steep northwest dips (60 degrees to 77 degrees). Folding and faulting are responsible for stratigraphic repetition and disruption of the volcano-sedimentary sequence. Foliation relationships indicate a possible third phase of deformation. Five post-ore fault system striking North 110 degrees are recognized at the Bachelor Lake Mine and effect the gold-bearing zones.

Property Geology

The Bachelor Lake Mine hosts a wide variety of deposit types from volcanogenic polymetallic type to syn-orogenic to late-orogenic gold mineralization. On the Bachelor Lake Mine, volcanic hosted massive sulphide potential is illustrated by the Coniagas Horizon, Zinc Showing #1 and #2, Area-Opawica showings.

The Bachelor Lake Mine gold mineralization is related to brittle deformational features and dilatational zones (stockwork) and to brittle-ductile shear zones. The Bachelor Lake gold deposit can be either classified an “orogenic lode gold deposit” or an “intrusion related gold deposit”. The gold distribution appears to be controlled by both structural and lithological features (e.g. the rhyolite being more fractured compared to the agglomerate). The Bachelor Lake Mine gold mineralization has also been interpreted to be associated with the late-tectonic granitic to granodioritic intrusion.

Exploration

The actual Mineral Resources estimation is based on data provided by diamond drilling programs of 2004 to 2005 and before. Since then, Metanor has executed additional diamond drilling at the Bachelor Lake Gold Mine and in the vicinity of the deposit. From September 2005 to the date of the Bachelor Lake Report, 50 diamond drill holes totalling 13,424 metres have been completed. Since February 2006 to the date of the Bachelor Lake Report, all exploration work has been executed under the supervision of Metanor.

In 2010 a new gold zone was discovered by Metanor approximately 2.5 kilometres to the northwest of the Bachelor Lake Mine mill during an exploration program. This discovery was made using technology developed by Diagnos Inc. and was mandated by Metanor to conduct exploration on the identified targets. A series of samples greater than ten grams per metric tonne were found two to ten metres from the road leading to the mill, and this new mineralized zone is comprised of quartz veins in an east-west orientated shear zone. Metanor completed a diamond drilling program of 20 short holes totalling 1,200 metres to follow the extension of this structure. At the date of the Bachelor Lake Report, this program was still in progress.

Mineralization

The Bachelor Lake Mine hosts several gold and base metal showings occurring on the surface and hosts six gold-bearing zones, namely the Main, A, B, C, A West and B West Zones, which were all included in the 2005 resource estimate.

Two types of gold-bearing zones have been identified at Bachelor Lake: silica-flooding and hematite-altered ± stockwork zones, illustrated by the Main Zone and the B Zone. In both cases, gold is spatially associated with pyrite and the gold content correlates well with the pyrite content. Gold mineralization at the Bachelor Lake Mine occurs predominately within the pyrite (greater than 70%), as grains attached to the pyrite (-18%) or as free gold enclosed in the gangue (-10%). This was demonstrated in a polished-thin section examination done on the Hewfran claims. The gold is fine grained with an average diameter between six to eight millimetres, and visible gold is more characteristic of the B Zone. Pyrite is usually finely disseminated (2% to 10%) hosted in strongly altered rocks, often brecciaed and occasionally injected by quartz/carbonate veins and veinlets. At surface, traces of gold, chalcopyrite and ilmenite occurrences have been observed. Gold has been introduced late in the paragenetic sequence as were fluorite and some of the carbonates.

The Main Zone

The Main Zone has contributed 90% of the ore derived from the Bachelor Lake Mine gold mine and is characterized by pervasive moderate to strong silicification and hematitization with 2 to 10% pyrite generally associated with hematite alteration. It is cross-cut by quartz-carbonate veinlets usually less than two centimetres and some local narrow late siliceous hydraulic breccias are described. Some intense altered zone intersections show association with ankeritization. The Main Zone contains also minor amounts of epidote, chlorite, amethyst, micas, magnetite and base metal sulphides. A distinctive deep brick red hematite alteration characterizes the Main Zone. The Main Zone trends North 110 degrees, dipping at 55 degrees south-west near the surface, steepens to near vertical at Level 12, and changes to 60 degrees to 75 degrees at depth. The Main Zone alteration envelope increases in width with depth, while ore values are not uniformly distributed, which results in an anastomosing mineralized pattern. There is a recurrent presence of a weaker and narrower alteration zone of three to five metres in the footwall of the Main Zone. This northern branch is clearly related to the same event, but rarely shows economic interest. The average width of the Main Zone, above Level 6, was 1.82 metres, and increased to an average of 2.44 metres below this level. The Main Zone has an average horizontal width of 2.8 metres and reached a maximum horizontal width of 12.8 metres. This alteration system is recognized over 1,150 metres and was mined over 335 metres from the western limit of the Bachelor Lake Mine claims to the western contact of the O’Brien pluton. The new interpretation proved the Main Zone continuity to be over 488 metres horizontally and 900 metres vertically.

The B Zone

The B Zone may represent a potential for additional resources, but until now limited mining has occurred in this zone. Test mining has indicated that the B Zone has competent walls and an average horizontal width of 3.1 metres and reaches a maximum horizontal width of 10.5 metres. The B Zone generally dips steeper than the Main Zone at approximately 75 degrees to 85 degrees to the south, south-west, and is interpreted to be the result of a younger geological event and formed after the Main Zone mineralization. It is characterized by a hydraulic glassy to white silica breccia with angular fragments of the altered unit and cut by quartz veins. Its alteration is similar to the Main Zone and is represented by strong to intense silicification and hematitization and generally by moderate ankeritization. Mineralization is characterized by two percent to seven percent pyrite generally associated with the late quartz breccias. The presence of visible gold is often seen in this alteration zone.

The A Zone

The A Zone was discovered by drilling from Level 9 and has been traced up to Level 4. Test mining at the Bachelor Lake Mine, using shrinkage techniques, has shown an unacceptable level of dilution on this zone. It is a highly altered and sheared zone which strikes north 60 degrees to 70 degrees and dips 45 degrees to 50 degrees to the southeast and cross cuts the Main and B Zones. It has previously been interpreted as a gold-bearing zone as well, but the last underground drilling campaign demonstrated a poor grade development of this zone when alone. The best values in the A Zone are related to its junction with other zones. Significant intersections have been documented while crossing the Main or B Zones, probably due to gold remobilization. The last interpretation showed increases in thickness at these junctions.

The C Zone

The newly interpreted C Zone has similar characteristics to the Main Zone, although it seems to be less continuous, and it appears that it can be a branch of the Main Zone. The C Zone has been documented in the Bachelor Lake Mine area in the eastern portion of the 2005 interpretation.

The A West and B West Zones

The A West and B West Zones have been delineated in the West Zone area of the Hewfran claims. These zones are interpreted to be the continuity of the A and B Zones identified at the Bachelor Lake Mine area.

The A West Zone lies within the western extension of the A shear and the mineralized zone documented at the Bachelor Lake Mine. The discovery hole intersected the zone, 487 metres west of the last encountered ore grade within the A Zone at 13,500 east. The hole was drilled to test the eastern extension of the mineralized shear structure identified in the Agar #1 outcrop which had been mechanically stripped, washed and channel sampled during the summer of 1987. Lateral continuity of the structure from section to section is obvious, but gold mineralization appears sporadic and essentially concentrated in the vicinity of sections 12,100 East and 12,300 East.

The B West Zone seems to be the extension of the B Zone documented at the Bachelor Mine. The zone dips at approximately 80 to 85 degrees (almost vertically) and shows only very sporadic grades over a cut-off grade of 3.43 grams per metric tonne gold. This zone is characterized by a strong silica and hematite alteration, and by local brecciation.

Drilling

The last drilling campaign on the Hewfran claims, included in the resources estimation, was completed between 1987 and 1989 by Aur. The Aur program included 47 surface holes for 14,255.5 metres (46,770 feet) and 96 underground holes for 10,401 metres. Between 1990 and the 2005 underground drilling program, two drilling programs were completed on the Bachelor claims: one program in 1990 and one in 1995. In 1990, Acadia drilled 34 holes for a total of 4,807 metres from the underground workings at various locations on Levels 11 and 12. In 1995, Espalau completed 10 drill holes from surface for a total of 2,572 metres. This surface drilling program was executed by Géospex. From 1987 to 1989, the Hewfran claims were the site of a major drilling program: 47 holes drilled from surface for a total of 14,259 metres, and 96 holes drilled from underground for a total of 10,404 metres.

In 2005, the Bachelor Lake Joint Venture partners, Metanor and Halo, completed a major underground drilling program consisting of 69 holes for a total of 13,345 metres. This program was initiated by Halo and continued by Metanor and the BLJV. The main goals of the 2005 underground drilling program were to upgrade the and increase the mineral resources.

The 69 holes comprising the 2005 drilling program was completed from two fixed drill stations located on Level 12 by using azimuth drilling. Drilling was completed using BQ size by Forage Orbit of Val d’Or. The drill program was initiated by Halo with a clear objective of upgrading the resources by completing twenty 25 metre drill centers on the Main Zone and to some extents on the B and A Zones, which are located closer to the two drill stations.

Despite the fact that this program was completed from a limited platform, it successfully filled the central gap between the T1 Fault and the A Zone and also between the two main ore shoots with seventeen holes. The program also in-filled the gaps left from the previous exploration programs with 24 drill holes, extended the mineralized zones laterally to the west, on the footwall of the Waconichi Fault and at depth with 19 holes, extended and connected the Bachelor Lake resources to the west with the Hewfran claims with six holes and extended the mineralized zones to the east side with three holes.

Between September 2005 and January 2006 a diamond drilling program consisting of 11 holes totalling 6,394 metres was completed by the BLJV and designed to test the gold potential within a mineralized corridor immediately west of the Bachelor Lake Mine development. Holes were collared to replicate and confirm historic estimates and to validate results. A hole encountered an intensely hematite altered, locally silicified zone of alteration. The hole was positioned below the East Zone and demonstrated the presence of a well-developed alteration zone extending to depth.

From December 2006 to February 2007, a diamond drilling program was completed by Metanor consisting of eight holes totalling 2,906 metres. The program was designed to test extensions of the West Zone, B West Zone, East Zone and the area to the north of the Main Zone of the Bachelor Lake Mine attempting to localize its northern and displaced extension on the property.

A stripping campaign completed during autumn 2008 allowed Metanor to locate the extension on surface of the West Zone of Hewfran and to expose this strongly hematized and mineralized zone on a horizontal distance of approximately 40 metres with thickness reaching six metres. This zone was originally defined in drilling over a horizontal distance of approximately 300 metres and between the depths of 180 metres and 330 metres. The two gold bearing zones oriented east-west and the north-east, which comprise the West Zone, correspond to those of the A Zone and the Main Zone of the Bachelor Lake Mine. Grab and chip samples were taken along the east-west mineralized zone and along the north-east sheared zone.

In 2008 to 2009, a drilling campaign of 11 holes totalling 2,924 metres tested extensions of the West Zone and the continuity at shallow depth of the gold bearing zones exposed on surface after the stripping program. In 2010 20 holes were drilled to test a new gold zone exposed on the surface at approximately 2.5 kilometres Northwest of the Bachelor Lake Mine.

Sampling and Analysis

From April to July 2005, 69 BQ size (36.5 millimetre diameter) drill holes were completed by Forage Orbit Inc. using the industry standard wire line methods. All holes were drilled from two underground drill stations at Level 12. Fifty-two reached the mineralized zones in the Bachelor Lake Mine claims, while 17 reached the mineralized zones in the Hewfran claims. Holes were planned using the Main Zone longitudinal section with intercepts every 22.8 metres. The 2005 drill hole database contains a total of 3,555 samples. One hundred percent of the 2005 drilling program was stored and categorized for future reference purposes in the core library located at the Bachelor Lake Mine.

During the 2005 drilling, 3,251 samples were submitted for gold analysis, representing 3,347.63 metres (24.4% of total drilled length). Inserted throughout these samples, 304 blanks and standards were also shipped for a controlled follow-up for a total of 3,555 samples.

Every altered zone (especially hematization and silicification) containing pyrite and every wide altered zone was considered potentially mineralized and therefore sampled. This systematic exploration sampling allowed confirming the attitude of mineralization within the altered zones, as well as other lateral small mineralized zones. At the Bachelor Lake Mine, samples collected through the diamond drilling are of good quality; the mineralization in the core is generally intact with no possibility of loss due to wash out. The hardness nature of the mineralized zones explains the excellent recovery for the mineralized zones. The core was rarely ground on short distances (less than 0.5 metres). Overall, the drill core sample recovery from the mineralized zones can be considered to be representative.

Sampling, preparation, security and analytical procedures used on the property were judged to be adequate. The performance of the laboratory during the 2005 drilling program was good.

Sampling and laboratory protocol for the 2005 drilling program were defined by InnovExplo. During the program, core samples were sent to ALS Chemex Chimitec in Val d’Or, certified ISO 9001:2000. At the laboratory, all the bags were opened and conformed to the laboratory protocols. The laboratory delivered results in electronic format with assay results reported in grams per tonne.

Quality Assurance

Contamination was not discovered during the 2005 drill program. The good performance of the laboratory for external standards (field standard) is an evidence of accurate determinations being made by the laboratory. The QA/QC analysis of the pulp duplicate demonstrates a reasonable level of precision with overall approximate errors of 12%. This level of error is not uncommon for Archean gold deposits where the principal component of the ore is often “freely” liberated gold. In fact, many coarse “nugget” gold deposits demonstrate much poorer levels of precision in pulp duplicate sample results. Precision of metallic screen assay (150 mesh pulp duplicate) was analyzed. The metallic sieve method incorporates duplicate fire assay determinations of the -150 mesh fraction of the screened pulp. The results demonstrate that precision levels of the screened pulp duplicate assays are overall approximate 6.5%. A 5% residual “nugget” effect at 150 mesh is quite acceptable for this type of gold mineralization.

The results for the coarse duplicate was not that good. The extremely large introduction of error between coarse and pulp duplicates is clearly indicative of unrepresentative 1 kilogram coarse crush sample splits. The cause may be inappropriate crush/splitting specifications or related to original field sample size, while this type of error may not result in any global change in resource estimation.

Data Verification

The Gemcom database used for the 2005 resource estimation includes 15,192 assay results from 394 diamond drill hole records. From the total, 325 were historical holes that were compiled and 69 holes were from the 2005 program. Both the historical and the new data acquired were validated.

Security of Samples

In October 2005, InnovExplo re-sampled 24 samples within the “A West” mineralized zones from six drill holes of the Hewfran claims. Fifteen samples were from the Hewfran West area and nine samples from the Hewfran East area. Core boxes containing mineralized zones intersections were already in Val d’Or, at the Alexis Mineral core shack. Selected cores were transported to Metanor’s core shack and examined and resampled by InnovExplo’s team. Quarter splitting was then completed by Metanor’s technician for the 15 Hewfran West BQ core samples while the other nine samples were entirely samples because of their AQ size. Two high grade certified standards were also inserted into sequences, and samples were sent to ALS Chemex Laboratory in Val d’Or.

All check samples were assembled and separated into four groups:

•	Two samples below the cut-off grade (under 0.1 ounces per short ton gold) had a difference of 0.003 ounces her short ton gold;

•	Six samples close to the cut-off grade (from 0.1 to 0.15 gold) had an average difference of 0.004 ounces per short ton gold. This important verification minimized the risk associated to misclassification of ore and waste block material;

•	The samples close to the resource average grade (from 0.15 to 0.3 ounces per short ton gold) had an average difference of 0.015 ounces per short ton gold. This significant low difference also means that the overall average may not change drastically. Although some absolute difference can be as high as 0.284 ounces per short ton gold, meaning that on a local basis, some ore blocks may have been overestimated or underestimated; and

•	Ten samples with high grade assay results (over 0.3 ounces per short ton gold) had a greater average grade difference (0.043 ounces per short ton gold). Locally, some grade can be either over or underestimated.

BLJV completed a surface exploration program at Bachelor Lake in October 2005. The current drilling exploration program includes one confirmation drill hole located in the Hewfran East area in order to confirm results.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Bachelor Lake Mine as at December 2010:

Measured, Indicated and Inferred Mineral Resources (1 to 3)

(Inclusive of Mineral Reserves)

Deposit	Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

Bachelor Lake	Measured	177,898	8.83	50,487
	Indicated	465,928	7.63	114,329
	Measured + Indicated	643,826	7.96	164,815
	Inferred	207,517	6.76	45,083

Hewfran	Measured	14,696	8.50	4,018
	Indicated	183,069	7.14	42,024
	Measured + Indicated	197,765	7.24	46,042
	Inferred	218,630	6.30	44,283

Total	Measured	192,594	8.80	54,504
	Indicated	648,997	7.49	156,352
	Measured + Indicated	841,591	7.79	210,857
	Inferred	426,148	6.52	89,366

(1)	The Mineral Resource estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves for the Bachelor Lake Mine as at December 2010:

Proven and Probable Mineral Reserves (1 to 4)

Deposit	Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)

Bachelor Lake	Proven	178,359	8.36	47,930
	Probable	467,1352	7.23	108,538
	Proven + Probable	645,494	7.54	156,467

Hewfran	Proven	14,734	8.05	3,814
	Probable	183,543	6.76	39,895
	Proven + Probable	198,278	6.86	43,710

Total	Proven	193,093	8.33	51,743
	Probable	650,679	7.10	148,433
	Proven + Probable	843,772	7.38	200,177

(1)	The Mineral Reserve estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per tonne, recovery of 90%, and dilution of 10% in the stoping areas.
(3)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(4)	Numbers may not add up due to rounding.

Mining Operations

Mining Method

Ore should be extracted using sublevel stoping and longhole blasting due to the dip and continuity of the zones, as well as the quality of the vein wall. To obtain a high degree of accuracy (and thereby minimize dilution), the ideal drill-hole length of approximately 13.5 metres was used to determine the sublevel spacings. The veins will be entirely excavated on every sublevel. This means that the width of a sublevel could also exceed 9.0 metres. The walls of the sublevels have to be inclined according to the dip of the vein to minimize dilution. The height, on the other hand, must be kept at 2.74 metres to allow the longhole drilling equipment to have the necessary manoeuvring space. Production of 200,177 ounces of gold mined is forecasted up to 2016. The mill was put into operation in January 2008, and the throughput is 700 tonnes per day. A rod mill was commissioned in February 2010 increasing grinding capacity to over 1,000 tonnes per day. Work has been completed to bring the old tailings ponds to regulation and observation wells were installed to sample water table around the tailings area.

Metallurgical Process

In December 2010, GENIVAR was commissioned by Metanor to conduct a milling capacity study for the Bachelor Lake Mine ore. The maximum capacity for the Bachelor Lake mill using Bachelor Lake Mine ore is 775 tonnes per day at ± 8% accuracy with availability of 92%. Operating costs were estimated at approximately $22.90 per tonne to treat approximately 260,300 tonnes per year. With the current processing circuit, and a 775 tonne per day treatment rate, the leaching time is estimated at 31 hours with 55% solids in the tanks. The effect of reducing the leaching time on the recovery of Bachelor Lake Mine’s ore is not known. Therefore metallurgical testing is required to determine the recovery that should be expected. Among the proposed tests include gravity tests, leaching tests, thickening tests, filtration tests, tests to validate the use of activated carbon, grindability tests, and chemical analysis. These tests should be completed on all mineralized zones that are planned to be extracted and have different characteristics that could affect the performance of the processing circuit.

GENIVAR is confident that a recovery of 93% is achievable with Bachelor Lake ore. However, for this recovery, additional leaching time may be required. Leaching tests in the laboratory will confirm the time required. The financial analysis used present supplier’s quotes for capital items which increases the accuracy of the data to above a pre-feasibility study operating costs where compared to the contractor presently on site, which again increases the accuracy of the analysis. A conservative value of gold per ounce using the August 2010 Bloomberg Report was inputted for the four years of production. The financial results produced an IRR of 85% with a payback period of 10 months. With the good exploration potential it is expected that the mine life will be more than four years. There is also a potential to increase the mill capacity beyond the 800 tonnes per day which will allow for the treatment of the Barry Open Pit material.

Exploration and Development

The deposit remains open in several directions and it is reasonable to believe that new resources will be discovered during the production years. This will help to extend the life of the mine. The Barry Open Pit has not been included in the Bachelor Lake Report, but its economical resource will help to lower overhead costs and will contribute to the life of the mine.

In 2010 a new gold zone was discovered by Metanor approximately 2.5 kilometres to the northwest of the Bachelor Lake Mine mill during an exploration program. Metanor completed a diamond drilling program of 22 diamond drill holes totalling 1,587.5 metres of shallow, lateral extensions of this new discovery. This program is still in progress.

Bachelor Lake Mine Milestones

Current activities at the Bachelor Lake Mine include:

•	In March 2015, Metanor announced that it has identified a new corridor with gold grades, located 860 metres south of the Bachelor Lake Mine. This new structure was followed on a distance of 400 metres long based from four drill holes from surface. More than 80 samples grading gold between 0.5 and 10.9 grams per tonne gold were obtained in these holes. The geological context in the four holes presents similitude with the gold structures at the Bachelor Lake Mine which are associated with hematized shears containing 1 to 8% of fine pyrite. Metanor plans to concentrate its next surface exploration activities in this sector, which present the best discovery potential on the Bachelor Lake property.

•	In January 2015, Metanor reported that it had produced 8,332 ounces of gold during the quarter ended December 31, 2014 and revised its production guidance for its fiscal year ended June 30, 2015 to between 43,000 and 46,000 ounces of gold.

•	Metanor continues to develop new drifts to the west at the Bachelor Lake Mine and is continuing its diamond drilling program in order to eventually add new resources and reserves.

•	In November 2013, Metanor announced that it had achieved commercial production at the Bachelor Lake Mine.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the Board. The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 17, 2015, 117,478,182 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”. The 2009 Warrants were listed and posted for trading on the TSX under the symbol “SSL.WT” until April 23, 2014, when they expired in accordance with their terms. The Listed Premier Warrants were listed and posted for trading on the TSX under the symbol “SSL.WT.C” until October 7, 2014, when they expired in accordance with their terms. The 2010 Warrants and the 2012 Warrants are listed and posted for trading on the TSX under the symbols “SSL.WT.A” and “SSL.WT.B”, respectively. None of these warrants are or were listed and posted for trading on the NYSE MKT.

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2014	5.92	4.54	8,933,874
February 2014	6.53	5.47	7,683,881
March 2014	7.77	5.70	9,786,964
April 2014	6.61	5.48	8,345,454
May 2014	7.82	5.56	4,227,870
June 2014	7.75	5.56	6,829,369
July 2014	8.19	6.91	6,923,296
August 2014	7.61	6.10	4,703,034
September 2014	6.32	4.60	5,482,081
October 2014	5.25	2.83	7,094,031
November 2014	3.68	2.80	7,748,894
December 2014	4.13	3.055	12,072,090

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2014 was C$3.94 and on March 17, 2015 was C$3.76.

Warrants

SSL.WT

The following table sets forth information relating to the trading of the 2009 Warrants on the TSX for the months indicated during the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2014	0.52	0.25	7,453,816
February 2014	0.64	0.43	3,381,198
March 2014	0.87	0.42	4,640,577
April 1 – 23, 2014	0.66	0.425	5,963,585

The price of the 2009 Warrants as quoted by the TSX at the close of business on April 23, 2014 was C$0.475.

SSL.WT.A

The following table sets forth information relating to the trading of the 2010 Warrants on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2014	0.49	0.29	1,255,256
February 2014	0.57	0.41	635,910
March 2014	0.73	0.465	1,148,519
April 2014	0.55	0.42	1,279,165
May 2014	0.50	0.36	746,850
June 2014	0.61	0.35	645,052
July 2014	0.68	0.51	466,501
August 2014	0.56	0.40	481,450
September 2014	0.44	0.19	1,033,389
October 2014	0.26	0.09	928,125
November 2014	0.18	0.10	544,096
December 2014	0.16	0.095	352,327

The price of the 2010 Warrants as quoted by the TSX at the close of business on December 31, 2014 was C$0.13 and on March 17, 2015 was C$0.09.

SSL.WT.B

The following table sets forth information relating to the trading of the 2012 Warrants on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2014	1.40	0.80	228,833
February 2014	2.10	1.15	177,088
March 2014	2.00	1.36	203,801
April 2014	1.52	1.05	135,024
May 2014	1.48	0.86	164,813
June 2014	1.45	0.88	221,496
July 2014	1.49	1.20	231,248
August 2014	1.33	1.11	125,802
September 2014	1.15	0.80	171,658
October 2014	0.80	0.50	197,895
November 2014	0.56	0.40	140,127
December 2014	0.64	0.40	73,721

The price of the 2012 Warrants as quoted by the TSX at the close of business on December 31, 2014 was C$0.59 and on March 17, 2015 was C$0.36.

SSL.WT.C

The following table sets forth information relating to the trading of the Listed Premier Warrants on the TSX for the months indicated during the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2014	0.50	0.20	19,625
February 2014	0.30	0.16	56,500
March 2014	0.12	0.03	53,750
April 2014	0.10	0.015	239,850
May 2014	0.02	0.01	200,000
June 2014	0.01	0.005	92,375
July 2014	0.005	0.005	13,500
August 2014	N/A	N/A	N/A
September 2014	N/A	N/A	N/A
October 1 - 7, 2014	N/A	N/A	N/A

The price of the Listed Premier Warrants as quoted by the TSX at the close of business on July 8, 2014, being the last date upon which the Listed Premier Warrants traded prior to their expiry on October 7, 2014, was C$0.005.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board since January 2013	Chairman of the Board, President and Chief Executive Officer of the Company.

David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.

John P.A. Budreski (1) British Columbia, Canada	Director since June 2009	President and Chief Executive Officer of Morien Resources Corp.; Executive Chairman of EnWave Corporation.

David E. De Witt (1) British Columbia, Canada	Director since April 2008; Lead Independent Director since January 2013	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).

Andrew T. Swarthout (1) Arizona, United States	Director since March 2009	Chief Executive Officer and Director of Bear Creek Mining Corporation; Director of Rio Cristal Resources Corporation.
Mary L. Little Colorado, United States	Director since June 2014	Independent geological consultant.

Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.

(1)	Member of the Audit Committee.

Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he becomes disqualified to act as a director of the Company.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Nolan Watson – Chairman of the Board, President, Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and its Chairman since January 2013. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson was the Corporate Controller of Silver Wheaton from 2005 to 2006. Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Institute of Chartered Accountants of British Columbia, and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

John P.A. Budreski – Director. Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

David E. De Witt – Lead Independent Director. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Andrew T. Swarthout – Director. Mr. Swarthout has been the Chief Executive Officer and a director of Bear Creek Mining Corporation since 2003. He was also its President until February 2011 and then again from August 2013 to present. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013. Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Mary L. Little – Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. On March 11, 2015, Ms. Little became a director of Pure Energy Minerals Ltd. Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation since 2010. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado.

Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion dollar multinational entities and co-authored several publications. In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia.

As at March 17, 2015, the directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 2,123,351 Common Shares, representing approximately 1.8% of the total number of Common Shares outstanding before giving effect to the exercise of options, restricted share rights or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)	is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who was a director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in the development of wind power and related generation facilities, when it obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst amalgamated with another entity and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any director or officer of Sandstorm Gold, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2012, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

The warrant agent for the 2010 Warrants and the 2012 Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2014 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Aurizona Gold Stream dated May 15, 2009 between the Company and Luna. See “General Development of the Business - Mineral Interests - Aurizona Gold Stream” for further details.

2.	The Santa Elena Gold Stream dated May 15, 2009 between the Company and SilverCrest. See “General Development of the Business - Mineral Interests - Santa Elena Gold Stream” for further details.

3.	The Black Fox Gold Stream dated November 9, 2010 between the Company and Brigus. See “General Development of the Business - Mineral Interests - Black Fox Gold Stream” for further details.

4.	The Bachelor Lake Gold Stream dated January 17, 2011 between the Company and Metanor. See “General Development of the Business - Mineral Interests - Bachelor Lake Gold Stream” for further details.

5.	The Arrangement Agreement with respect to the acquisition by the Company of a 100% interest in Premier Royalty. See “General Development of the Business – Acquisition of 100% Interest in Premier Royalty” for further details.
6.	The Amended and Restated Credit Agreement dated February 7, 2013 between the Company and The Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. See “General Development of the Business – Credit Facility” for further details.

INTERESTS OF EXPERTS

Qualified Persons Under NI 43-101

Marc Leduc, P.Eng, President and Chief Executive Officer of Luna, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Aurizona Mine.

Nathan Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine.

Harold Brisson, Eng., PhD, Resource Manager for Primero, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Black Fox Mine.

Pascal Hamelin, Vice President of Metanor, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Bachelor Lake Mine.

Each of the aforementioned firms or persons are independent of the Company and held no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Auditors

Deloitte LLP are the independent auditors for the Company. Deloitte LLP have advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)
David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1) As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 3013 and a Director of Esperanza Resources Corp. from May 2012 to August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees (1)	Tax Fees	All Other Fees
2014 (December 31)	$255,755 (C$296,700)	NIL	NIL	NIL
2013 (December 31)	$251,033 (C$267,000)	NIL	NIL	NIL

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 28, 2014 filed on SEDAR at www.sedar.com. This information will also be contained in the management information circular of the Company to be prepared in connection with the Company’s 2015 annual meeting of shareholders currently scheduled to be held in May 2015 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2014.

SCHEDULE “A”

SANDSTORM GOLD LTD.

(the "Company")

AUDIT COMMITTEE CHARTER

I. Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•	Oversee the audit of the Company’s financial statements.
•	Review and appraise the performance of the Company’s external auditors.
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II. Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

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Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1. Review and update this Charter annually.

2.	Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.
3.	Review the expenses of the Chief Executive Officer on an annual basis.

External Auditors

4.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.
6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
8.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

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9.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.
10.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
11.	Review with management and the external auditors the audit plan for the year-end financial statements.
12.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
14.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
15.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
16.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
17.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
18.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.
19.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

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20.	Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
21.	Review certification process.
22.	Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

23. Review any related-party transactions.

General

24.	The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.
25.	The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.

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